
13001240


West

By your side
for a healthier world™

2012 Annual Report



West Pharmaceutical Services, Inc.

2012 Annual Report

Financial Summary

West Pharmaceutical Services, Inc. and Subsidiaries

(dollars in millions, except per share data)

	2012	2011
Net sales	$ 1,266.4	$ 1,192.3
Diluted earnings per share:		
As reported	$ 2.30	$ 2.16
Extinguishment of debt	0.27	–
Restructuring, impairment and other charges	0.13	0.13
Tax adjustments/settlements	0.06	0.04
As adjusted (Non-GAAP)	$ 2.76	$ 2.33

Our 2012 as-reported results include an $11.6 million pre-tax loss on debt extinguishment ($9.8 million after tax, or $0.27 per diluted share), restructuring and related charges of $5.5 million pre-tax ($3.5 million after tax, or $0.10 per diluted share), a $1.2 million increase in acquisition-related contingencies ($1.0 million after tax, or $0.03 per diluted share) and discrete income tax expense of $2.1 million ($0.06 per diluted share).

Our 2011 as-reported results include restructuring and related charges of $5.3 million pre-tax ($3.5 million after tax, or $0.09 per diluted share), a $0.2 million pre-tax gain on the reversal of acquisition-related contingencies ($0.2 million after tax, or $0.01 per diluted share), a $2.9 million charge for special separation benefits related to the retirement of our former President and Chief Operating Officer ($1.8 million after tax, or $0.05 per diluted share) and discrete income tax expense of $1.4 million ($0.04 per diluted share).

Adjusted results are intended to aid investors in understanding the Company's results and are considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation or as an alternative to such measures determined in accordance with GAAP. For a discussion of non-GAAP financial measures, please refer to our 2012 Form 10-K.

Every day, injectable drugs are administered to improve the health of millions of patients around the world. And every day, West works side-by-side with its healthcare partners to design and manufacture drug packaging and delivery systems that will bring their drugs from concept to the patient more efficiently, reliably and safely.

Since its founding by Herman O. West in 1923, West has contributed to creating a healthier world. West's early reputation was made in the pharmaceutical and medical device industries. As the global pharmaceutical industry evolves, so too does West, leading the way with cutting-edge production technologies, an unmatched expertise in global regulatory compliance, and an ever-growing knowledge base of pharmaceutical drug product testing, development, packaging and delivery.

From initial packaging recommendations to the point of injection – and with global manufacturing and technical support – West


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can help maximize the opportunity for therapeutic success with our innovative solutions:

- Drug development risk mitigation
- Ultra-high quality components for drug packaging and administration
- Systems and devices to help ensure safe and accurate dosing of injectable drugs



Donald E. Morel, Jr., Ph.D.
Chairman and Chief Executive Officer

To My Fellow Shareholders:

I am pleased to tell you that 2012 was a very successful year for our company. Our global teams focused on the execution of our long-term strategy, and our performance demonstrates the strength of our people, our products and markets.

The theme of this year's report, "By your side for a healthier world", reflects the new global brand positioning we introduced in 2012. The "By your side" theme is our promise to our customers, to patients and to one another, that we will work together to achieve the common goal of packaging and delivering drug products safely, contributing to the health of millions around the world.

Financial Performance

For the full year, revenues totaled $1.27 billion, representing overall sales growth of 10.1 percent excluding currency effects, compared to 2011. Adjusted diluted earnings per share increased approximately 18 percent to $2.76 per share versus $2.33 for the prior year. We finished the year on a very strong note, with consolidated fourth quarter sales of $321.5 million, an increase of 10.6 percent over fourth quarter 2011 sales, excluding the effects of currency exchange.

The impact of high raw material prices and general inflationary increases in costs was more than overcome by the favorable mix of products sold, the sales price actions that took effect over the past year, and continued lean savings and efficiencies in our plants.

We made capital additions of roughly $151 million in 2012, including the investment associated with the new corporate office and research facility. About half of the remaining capital expenditure was on new product capacity and manufacturing expansion, including our new plant in China. We expect capital additions of between $125 million and $150 million in 2013, including approximately $20 million of costs associated with our new China and India facilities, but excluding the $35 million of accrued new headquarters building additions, which were paid in 2013.

West is a leader in the design and manufacture of products that help ensure the safe packaging and delivery of injectable drug products.







By your side...
for drug development risk mitigation

Pharmaceutical and biopharmaceutical companies are highly risk-averse. Their strategies focus on minimizing regulatory, manufacturing and supply chain risk. The West team understands the inherent risks of the global markets we serve. We understand the science behind the compatability of a drug and its packaging and administration systems. Our efforts focus on products and services that help our customers minimize their risks and maximize opportunities for positive patient outcomes.

With a thorough understanding of our customers' challenges and patients' needs, West provides life-cycle solutions for injectable drug packaging and delivery systems from a drug product's early development to the point of administration. From bulk storage containers and systems suitable for research and development, to packaging components such as stoppers and syringe plungers, and to integrated delivery systems, West helps ensure that a drug product remains stable and can be delivered effectively to the patient.

Our balance sheet continues to be strong and we are confident that our business will continue to provide necessary future liquidity. Our cash balance at December 31, 2012, was $162 million, $70 million higher than our year-end 2011 balance. The majority of that cash is invested outside of the United States.

Growing Our Business

We are optimistic going into 2013, as many of our core business drivers remain intact. Our backlog of committed orders at the end of 2012 was slightly in excess of $350 million, an increase of approximately 22 percent from year-end 2011, and has continued to strengthen in the early part of 2013. The composition of the backlog continues to be weighted toward our high-value products.

Based on this trend, West should have a good first half of the year, even when compared with 2012's very strong first half. We are currently engaged in a broad range of product development programs while adding new capacity in emerging growth markets such as India and China. Customers continue to convert their existing products to our Westar® ready-to-sterilize and ready-to-use products and other value-added offerings such as FluroTec® barrier film, Envision™ automated inspection and NovaPure® components. Clearly the investments we made over the past two years in Westar product washing capacity and automated vision inspection systems are bearing fruit.

In the second quarter of 2012, West introduced NovaPure components, the next-generation closure system developed completely in accordance with the principles of Quality by Design as outlined in the U.S. Food and Drug Administration's guidance on quality systems for current Good Manufacturing Practices. Products developed in accordance with these principles are based on tightly focused, science-based decision making with rigid, pre-defined quality and performance specifications that are then designed into the manufacturing processes for production.

In the delivery systems segment, we achieved several major milestones, including the addition of the SelfDose™ injection system to our proprietary technology platforms, and the manufacture and delivery of 10,000 demonstration and training units of our SmartDose® injection system. The next milestone is to deliver units for a clinical trial in the second quarter

Patients around the world depend on life-enhancing medications administered with systems and devices that include West's components.





SmartDose® is a registered trademark of Medimop Medical Projects Ltd., a subsidiary of West Pharmaceutical Services, Inc.



By your side...
for ultra-high quality components

The products we make help keep drugs safe from the moment they are packaged until delivered to the patient. Each of West's 6,700 employees around the world knows that 100 million of our products are used in the market, day in and day out, to help package, store and administer drugs safely. In many respects, these drugs are life changing and lifesaving.

Patient safety is at the heart of the design process for West's NovaPure components. Through a product development process that incorporates Quality by Design principles, West developed NovaPure components to help ensure the efficacy and purity of a drug product. Patient safety influenced the design process for NovaPure components from start to finish. West's technologically advanced manufacturing processes ensure component reliability and provide an unrivaled level of quality for our customers. The NovaPure product offering includes serum and lyophilization stoppers and syringe plungers.

of this year. The SmartDose system includes a cartridge manufactured from our partner Daikyo Seiko's proprietary Daikyo Crystal Zenith® polymer.

Looking ahead, the primary growth drivers for West remain intact. In the delivery systems segment, the ongoing shift to proprietary products and rising demand for contract manufacturing will drive growth. In packaging systems, we remain firmly committed to our strategy of expanding our value-added product lines while continuing to build on our proven ability to develop innovative technologies and products and expanding our global presence. It is also important to recognize the invaluable contributions of our partners Daikyo Seiko, Ltd. and The West Company Mexico.

Our investments in both new product development and the growth of our manufacturing footprint and capacity in recent years have put us in an excellent position to deliver consistent organic growth. For 2013, we believe sales growth for the year will range between 6 percent and 8 percent at constant exchange rates, with revenues approaching $1.4 billion.

Geographic and Facility Expansion

We are making excellent progress with our ongoing manufacturing expansion programs. Our compression molding facility in China was completed in late 2012, and we began sample validation production in the first quarter of 2013. Commercial manufacturing is expected to begin by mid-year. In August 2012, we broke ground for our first manufacturing facility in India. We expect this plant to be on-line with metal seal production early in 2014, and with compression molding capabilities beginning in the first half of 2015.

Celebrating 90 Years

In 2013, we celebrate the 90th anniversary of our Company's founding by Herman O. West. Fittingly, our new corporate headquarters building is located on Herman O. West Drive. From our early days of developing innovative packaging solutions for the first mass-produced insulin and antibiotics, to today's sophisticated biotechnology products, West continues its focus on manufacturing and material science to meet changing market needs.

As we honor our past, we look forward with anticipation and optimism to our future. We remain firmly dedicated to working with our customers

The global West team focuses on enhancing the safe administration of injectables with products such as NovaPure components and the Daikyo Crystal Zenith insert needle syringe system.





Daikyo Crystal Zenith® is a registered trademark of Daikyo Seiko, Ltd. Crystal Zenith technology is licensed from Daikyo Seiko, Ltd.



By your side...
with delivery systems and devices

West works by the side of its customers to develop systems and devices that provide patients and healthcare workers with safe, effective and convenient drug administration. West recognizes that successful outcomes depend on understanding drug container compatibility, functionality of the delivery device and patient use.

By understanding the needs of the patient or caregiver, and by applying human-factors research to the design of delivery systems, West can develop products that enhance the injection experience, particularly for those who may need to take responsibility for their own treatment. West's systems can be integrated with a Daikyo Crystal Zenith polymer prefillable syringe system or cartridge to provide our pharmaceutical and biopharmaceutical partners with a total drug delivery solution. Crystal Zenith components can be integrated into a West delivery system – such as the SelfDose injector technology platform – to provide a total drug administration system solution.

and patients to deliver components and devices of uncompromising quality, thereby being "By your side for a healthier world".

By Your Side

I am extremely proud of our West employees around the world for embracing our West without Borders campaign. Every year, the global West team raises funds and volunteers their time to support an organization in their community that serves the needs of young people. In 2012, West supported children who face a range of physical and emotional challenges. When the 2013 West without Borders campaign begins in the spring, I am confident that our West team will once again be by the side of young people in need to lend a helping hand.

On behalf of West employees around the world, I would like to thank you, our shareholders, for your continued support. I would also like to recognize our Directors for their continued and invaluable guidance, and our customers' ongoing confidence and trust. The strength of our people, our products and our markets position West to achieve our goal of contributing to the health of people around the world while creating value for our shareholders.

I cordially invite our shareholders to attend our Annual Meeting at 9:30 a.m., May 7, 2013, at our new global headquarters building in Exton, Pa.

Sincerely,



Donald E. Morel, Jr., Ph.D.
Chairman and Chief Executive Officer

West understands patients' needs and how our products can affect therapeutic outcomes. By employing automated vision inspection technologies, West helps ensure the highest quality for its pharmaceutical packaging components.







By your side...

for healthier communities

For West's employees around the world, helping people in need is a cornerstone of our corporate culture, keeping West connected to and by the side of those in need. In 2012, the global West family contributed $250,000 to support charitable organizations in their communities through multiple activities, including the United Way and West without Borders, for which employees select a local organization as beneficiary. Since 2004, West employees have raised more than $3 million through various charitable campaigns.

Over the last 10 years, West employees have raised more than $600,000 to support cancer research at the Fox Chase Cancer Center in Philadelphia. The primary fund-raising event is the Philadelphia International Dragon Boat Festival. The paddlers on West's dragon boat teams include employees, friends and Fox Chase supporters. West's teams are not only keen competitors, they are, year in and year out, the leaders in fund-raising for the event.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 1-8036

WEST PHARMACEUTICAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	**23-1210010**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
530 Herman O. West Drive, Exton, PA	**19341-0645**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **610-594-2900**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $.25 per share	New York Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2012 was approximately $1,717,810,617 based on the closing price as reported on the New York Stock Exchange.

As of January 31, 2013, there were 34,357,445 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Shareholders to be held May 7, 2013	Part III

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

West Pharmaceutical Services, Inc. (which may be referred to as *West*, the *Company*, *we*, *us* or *our*) is a manufacturer of components and systems for the packaging and delivery of injectable drugs as well as delivery system components for the pharmaceutical, healthcare and consumer products industries. Our products include stoppers and seals for vials, prefillable syringe components and systems, components for intravenous and blood collection systems, safety and administration systems, advanced injection systems, and contract design and manufacturing services. Our customers include the leading global producers and distributors of pharmaceuticals, biologics, medical devices and personal care products. The Company was incorporated under the laws of the Commonwealth of Pennsylvania on July 27, 1923.

All trademarks and registered trademarks used in this report are the property of West Pharmaceutical Services, Inc., either directly or indirectly through its subsidiaries unless noted otherwise. Teflon® is a registered trademark of E.I. du Pont de Nemours and Company. Daikyo Crystal Zenith® ("CZ") is a registered trademark of Daikyo Seiko, Ltd.

Throughout this report, references to "Notes" refer to the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K ("Form 10-K"), unless otherwise indicated.

West Website

We maintain a website at *www.westpharma.com*. Our Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available on our website under the *Investors - SEC Filings* caption as soon as reasonably practical after we electronically file the material with, or furnish it to, the Securities and Exchange Commission ("SEC"). These filings are also available to the public over the Internet at the SEC's website at *www.sec.gov*. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

Throughout this Form 10-K, we incorporate by reference certain information from parts of other documents filed with the SEC and from our Proxy Statement for the 2013 Annual Meeting of Shareholders ("2013 Proxy Statement"), which will be filed with the SEC within 120 days following the end of our 2012 fiscal year. Our 2013 Proxy Statement will be available on our website on or about March 31, 2013, under the caption *Investors - Proxy Materials*.

Information about our corporate governance, including our Corporate Governance Principles and Code of Business Conduct, as well as information about our Directors, Board Committees, Committee Charters, and instructions on how to contact the Board is available on our website under the *Investors - Corporate Governance* caption. We intend to make any required disclosures regarding any amendments of our Code of Business Conduct or waivers granted to any of our directors or executive officers under the heading *Code of Business Conduct* on our website. Information relating to the West Pharmaceutical Services Dividend Reinvestment Plan is also available on our website under the *Investors - Transfer Agent/Dividend Reinvestment Program* caption.

We will provide any of the foregoing information without charge upon written request to John R. Gailey III, Vice President, General Counsel and Secretary, West Pharmaceutical Services, Inc., 530 Herman O. West Drive, Exton, PA 19341.

Business Segments

Our business operations are organized into two reportable segments, which are aligned with the underlying markets and customers they serve. Our reportable segments are the Pharmaceutical Packaging Systems segment ("Packaging Systems") and the Pharmaceutical Delivery Systems segment ("Delivery Systems").

Packaging Systems Segment

Our Packaging Systems segment develops, manufactures and sells primary packaging components and systems for injectable drug delivery, including stoppers and seals for vials, closures and other components used in syringe, intravenous and blood collection systems, and prefillable syringe components. The growth strategy for Packaging Systems includes organic growth through market segmentation, new-product innovation, strategic acquisitions and geographic expansion. We have manufacturing facilities in North and South America, Europe and Asia, with affiliated companies in Mexico and Japan. See Item 2, *Properties*, for additional information on our manufacturing and other sites.

Packaging Systems consists of three operating segments - Americas, Europe and Asia Pacific - which are aggregated for reporting purposes.

Packaging Systems' products generally consist of elastomeric components offered in a variety of standard and customer-specific configurations and formulations, which are available with advanced barrier films and coatings to enhance their performance. West FluroTec barrier film is applied using a patented molding process to reduce the risk of product loss by contamination and protect the shelf life of packaged drugs. We also apply a Teflon coating to the surface of stoppers and plungers to improve compatibility between the closure and the drug. B2-coating is a coating applied to the surface of stoppers and plungers using a patented process that eliminates the need for conventional silicone application. It helps manufacturers reduce product rejections due to trace levels of silicone molecules found in non-coated packaged drug compounds. FluroTec and B2-coating technologies are licensed from Daikyo Seiko, Ltd.

In addition, our Westar® RS and Westar RU post-manufacturing processes are documented and fully validated procedures for washing and siliconizing stoppers and syringe components to remove biological materials and endotoxins. The Westar RS process prepares components for introduction into the customer's sterilizer and the Westar RU process provides sterilized components. These processes increase the overall efficiency of injectable drug production by outsourcing component processing, thereby eliminating steps otherwise required in each of our customers' manufacturing processes, and help to assure compliance with the latest regulatory requirements for component preparation. We also offer Envision™ components that are inspected using automated vision inspection systems, ensuring that components (plungers and stoppers) meet enhanced quality specifications for visible and subvisible particulate and contamination.

Our recently-introduced NovaPure® components, which include serum and lyophilization stoppers and syringe plungers, incorporate quality by design principles and are manufactured utilizing advanced process technologies. The closures provide the highest levels of quality to the market, helping to ensure the safety, efficacy and purity of injectable drug products.

Our tamper-evident Flip-Off® seals are sold in a wide range of sizes and colors to meet customers' needs for product identification and differentiation. The seals can be provided using proprietary printing for cautionary statements and embossing technology that can serve as a counterfeiting deterrence.

As an adjunct to our Packaging Systems products, we offer contract analytical laboratory services for testing and evaluating primary drug-packaging components and their compatibility with the contained drug formulation. West Analytical Services provides us and our customers with in-depth knowledge and analysis of the interaction and compatibility of drug products with elastomer, glass and plastic packaging components. Our analytical laboratories also provide specialized testing for complete drug delivery systems.

See Note 5, *Segment Information,* for net sales information for Packaging Systems.

Delivery Systems Segment

Our Delivery Systems segment develops, manufactures and sells safety and administration systems, multi-component systems for drug administration and a variety of custom contract-manufacturing solutions targeted to the healthcare and consumer-products industries. Delivery Systems has expertise in product design and development, including in-house mold design and construction, an engineering center for developmental and prototype tooling, process design and validation and high-speed automated assemblies. In addition, Delivery Systems is responsible for the continued development and commercialization of our line of proprietary healthcare, administrative and advanced injection systems, including Daikyo CZ, SmartDose® and other systems. Delivery Systems has manufacturing operations in North America and Europe. See Item 2, *Properties*, for additional information on our manufacturing and other sites.

Delivery Systems offers a variety of products and services, which are described below:

We offer customer contract-manufacturing and assembly solutions, which use such technologies as multi-component molding, in-mold labeling, ultrasonic welding and clean room molding and device assembly used to manufacture customer-owned components and devices used in surgical, diagnostic, ophthalmic, other drug delivery systems, personal care and consumer products.

Our administration systems include sterile devices for the administration of drug products, including patented products such as the MixJect™ transfer device, the Mix2Vial™ needleless reconstitution system and vial adapters.

Examples of our safety systems that are designed to prevent needle sticks are éris™ and B.Safe® for prefilled syringes and NovaGuard™ for luer lock syringes.

The Daikyo CZ 1ml long Insert Needle syringe system is the market's first syringe system without silicone oil lubrication applied to the barrel or plunger and that incorporates an insert-molded needle to avoid the need for adhesive. The luer lock version of the Daikyo CZ syringe system was introduced previously, along with several sizes of sterile vials. Additional sizes of vials continue to be introduced. CZ technology is licensed from Daikyo Seiko, Ltd.

Our SmartDose electronic patch injector system was introduced during 2010 and is under evaluation by many biopharmaceutical companies. This system is designed for controlled, subcutaneous delivery of high volume and high viscosity drugs, using prefilled Daikyo CZ cartridges. The system is fully programmable, has a single push-button operation and a hidden needle for safety.

The ConfiDose® and SelfDose™ auto-injector systems enhance patient compliance and safety. The needle remains shielded at all times and retracts automatically after the injection. These systems eliminate preparation steps and automate the injection of drugs, providing patients with a sterile, single-use disposable system that can be readily used at home.

See Note 5, *Segment Information,* for net sales information for Delivery Systems.

Restructuring Initiatives

In December 2010, our Board of Directors approved a restructuring plan (the "2010 plan") designed to reduce our cost structure and improve operating efficiency. The plan involved the 2011 closure of a plant in the United States, a reduction in operations at a manufacturing facility in England, and the elimination of certain operational and administrative functions in other locations. Under this plan, we incurred total restructuring and related charges of $21.9 million, including $2.1 million in 2012. We do not expect to incur any future charges related to the 2010 plan, and the remaining restructuring obligations at December 31, 2012, will be reduced to zero as payments are made.

See Note 3, *Restructuring and Other Items,* for further discussion.

International

We have significant operations outside of the United States. They are managed through the same business segments as our U.S. operations – Packaging Systems and Delivery Systems. Sales outside of the United States account for 53% of consolidated net sales. For a geographic breakdown of sales, see Note 5, *Segment Information.*

Although the general business processes are similar to the domestic business, international operations are exposed to additional risks. These risks include currency fluctuations relative to the U.S. dollar, multiple tax jurisdictions and, particularly in South America and Israel, political and social issues that could destabilize local markets and affect the demand for our products.

See further discussion of our international operations, the risks associated with our international operations, and our attempt to minimize some of these risks in Part I, Item 1A, *Risk Factors;* Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* under the caption *Financial Condition, Liquidity and Capital Resources;* Part II, Item 7A, *Quantitative and Qualitative Disclosures About Market Risk;* Note 1 under the captions *Financial Instruments* and *Foreign Currency Translation;*and Note 12, *Derivative Financial Instruments.*

Raw Materials

We use three basic raw materials in the manufacture of our products: elastomers, aluminum and plastic. Elastomers include both natural and synthetic materials. We have access to adequate supplies of these raw materials to meet our production needs through agreements with suppliers.

We employ a supply-chain management strategy in our business segments, which involves purchasing from integrated suppliers that control their own sources of supply. Due to regulatory control over our production processes, and the cost and time involved in qualifying suppliers, we rely on single-source suppliers for many critical raw materials. This strategy increases the risk that our supply chain may be interrupted in the event of a supplier production problem. These risks are managed, where possible, by selecting suppliers with multiple manufacturing sites, rigid quality control systems, surplus inventory levels and other methods of maintaining supply in case of an interruption in production.

Intellectual Property Rights

Patents and other proprietary rights are important to our business. We own or license numerous patents and have patent applications pending in the United States and in other countries that relate to various aspects of our products. In addition, key value-added and proprietary products and processes are licensed from Daikyo Seiko, Ltd. Our patents and other proprietary rights have been useful in establishing our market share and in the growth of our business, and are expected to continue to be of value in the future as we continue to develop proprietary products. Although important in the aggregate, we do not consider our business to be materially dependent on any individual patent or license.

We also rely on trade secrets, manufacturing know-how and continuing technological innovations, as well as in-licensing opportunities, to maintain and further develop our competitive position, particularly in the area of formulation development and tooling design.

Seasonality

Although our Packaging Systems business is not inherently seasonal, sales and operating profit in the second half of the year are typically lower than the first half primarily due to scheduled plant shutdowns in conjunction with our customers' production schedules and the year-end impact of holidays on production.

Working Capital

We are required to carry significant amounts of inventory to meet customer requirements. In addition, some of our supply agreements require us to purchase inventory in bulk orders, which increases inventory levels but decreases the risk of supply interruption. Levels of inventory are also influenced by the seasonal patterns addressed above. For a more detailed discussion of working capital, please see the discussion in *Management's Discussion and Analysis of Financial Condition and Results of Operations* under the caption *Financial Condition, Liquidity and Capital Resources*.

Marketing

Our Packaging Systems customers include practically every major branded pharmaceutical, generic and biopharmaceutical company in the world. Packaging Systems components and other products are sold to major pharmaceutical, biotechnology and hospital supply/medical device companies, which incorporate them into their products for distribution to the ultimate end-user.

Our Delivery Systems segment sells to many of the world's largest pharmaceutical, biopharmaceutical and medical device companies and to large customers within the personal care and food-and-beverage industries. Delivery Systems components generally are incorporated into our customers' manufacturing lines for further processing or assembly.

Our products and services are distributed primarily through our own sales force and distribution network, with limited use of contract sales agents and regional distributors.

Our ten largest customers accounted for 40.4% of our consolidated net sales in 2012, but none of these customers individually accounted for more than 10% of net sales.

Order Backlog

At December 31, 2012, our order backlog was $354.0 million, all of which is expected to be filled during 2013. The order backlog was $289.8 million at the end of 2011. The increase is primarily due to a lengthening of the average lead-time for sales orders, as well as sales growth for higher value products. Order backlog includes firm orders placed by customers for manufacture over a period of time according to their schedule or upon confirmation by the customer. We also have contractual arrangements with a number of our customers. Products covered by these contracts are included in our backlog only as orders are received.

Competition

We compete with several companies across our Packaging Systems product lines. However, we believe that we supply a major portion of the U.S. market for pharmaceutical elastomer and metal packaging components and also have a significant share of the European market for these components. Because of the special nature of our pharmaceutical packaging components and our long-standing participation in the market, competition is based primarily on product design and performance, although total cost is becoming increasingly important as pharmaceutical companies continue with aggressive cost-control programs across their operations.

We differentiate ourselves from our competition as a "full-service, value-added" global supplier that can provide pre-sale formula and engineering development, analytical services, regulatory expertise and post-manufacturing technologies, as well as after-sale technical support. Customers also appreciate the global scope of West's manufacturing capability and our ability to produce many products at multiple sites.

Our Delivery Systems business competes in very competitive markets for both healthcare and consumer products. The markets we serve are also served by many competitors and, therefore, our market shares are generally less than 5% of the total global markets. The competition varies from smaller regional companies to large global molders that command significant market shares. There are extreme cost pressures and many of our customers look off-shore to reduce cost. We differentiate ourselves by leveraging our global capability and by employing new technologies such as high-speed automated assembly, insert-molding, multi-shot molding and expertise with multiple-piece closure systems.

Because of the more demanding regulatory requirements in the medical device component area, there are a smaller number of competitors, mostly large-scale companies. We compete for this market on the basis of our reputation for quality and reliability in engineering and project management, diverse contract manufacturing capabilities and knowledge of and experience in complying with FDA requirements. With our range of proprietary technologies, we compete with new and established companies in the area of drug delivery devices, including suppliers of prefillable syringes, auto-injectors, safety needles and other proprietary systems.

Research and Development Activities

We maintain our own research-scale production facilities and laboratories for developing new products, and offer contract engineering design and development services to assist customers with new product development. Our quality control, regulatory and laboratory testing capabilities are used to ensure compliance with applicable manufacturing and regulatory standards for primary and secondary pharmaceutical packaging components. The engineering departments are responsible for product and tooling design and testing, and for the design and construction of processing equipment. We continue to seek new innovative opportunities for acquisition, licensing, partnering or development within injectable packaging and delivery systems, most of which will be manufactured and marketed by our Delivery Systems segment. Research and development spending will continue to increase as we pursue innovative strategic platforms in prefillable syringe, injectable container, advanced injection and safety and administration systems.

Commercial development of our new products and services for medical and pharmaceutical applications commonly requires several years. New products that we develop may require separate approval as medical devices, and products that are intended to be used in packaging and delivery of pharmaceutical products will be subject to both customer acceptance of our products and regulatory approval of the customer's products following our development period.

We spent $12.7 million in 2012, $11.6 million in 2011 and $9.8 million in 2010 on research and development for the Packaging Systems segment. The Delivery Systems segment incurred research and development costs of $20.5 million, $17.5 million, and $14.1 million in the years 2012, 2011 and 2010, respectively.

Environmental Regulations

We are subject to various federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Our compliance with these laws and regulations has not had a material impact on our financial position, results of operations or cash flows. There were no material capital expenditures for environmental control facilities in 2012 and there are no material expenditures planned for such purposes in 2013.

Employees

As of December 31, 2012, we employed approximately 6,700 people in our operations throughout the world.

ITEM 1A. RISK FACTORS

The statements in this section describe major risks to our business and should be considered carefully. In addition, these statements constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

Our disclosure and analysis in this Form 10-K contains some forward-looking statements that are based on management's beliefs and assumptions, current expectations, estimates and forecasts. We also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events. They do not relate strictly to historical or current facts. We have attempted, wherever possible, to identify forward-looking statements by using words such as "estimate," "expect," "intend," "believe," "plan," "anticipate" and other words and terms of similar meaning. In particular, these include statements relating to future actions, business plans and prospects, new products, future performance or results of current or anticipated products, sales efforts, expenses, interest rates, foreign-exchange rates, economic effects, the outcome of contingencies, such as legal proceedings, and financial results.

Many of the factors that will determine our future results are beyond our ability to control or predict. Achievement of future results is subject to known or unknown risks or uncertainties, and therefore, actual results could differ materially from past results and those expressed or implied in any forward-looking statement. You should bear this in mind as you consider forward-looking statements.

Unless required by applicable securities law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. We also refer you to further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and 8-K reports to the SEC.

Our operating results may be adversely affected by unfavorable economic and market conditions.

The current uncertainty in the global economy, including the continuing effects of recession or slow economic growth in the United States and Europe, may negatively affect our operating results. Examples of the effects of these continuing global economic challenges include: our suppliers' and our customers' inability to access the credit markets at commercially reasonable rates; reduction in sales due to customers decreasing their inventories in the near-term or long-term or due to liquidity difficulties; reduction in sales due to shortages of materials we purchase from our suppliers; reduction in research and development efforts and expenditures by our customers; our inability to hedge our currency and raw material risks sufficiently or at commercially reasonable prices; insolvency of suppliers or customers; inflationary pressures on our supplies or our products; and increased expenses due to growing taxation of corporate profits or revenues. Our operating results in one or more geographic regions may also be affected by uncertain or changing economic conditions within that region. If economic and market conditions in the United States or Europe weaken further, we may experience material adverse impacts on our business, financial condition and results of operations.

Our sales and profitability are largely dependent on the sale of drug products delivered by injection and the packaging of drug products. If the products developed by our customers in the future use another delivery system, our sales and profitability could suffer.

Our business depends to a substantial extent on customers' continued sales and development of products that are delivered by injection. If our customers fail to continue to sell, develop and deploy new injectable products or we are unable to develop new products that assist in the delivery of drugs by alternative methods, our sales and profitability may suffer.

If we are unable to provide comparative value advantages, timely fulfillment of customer orders or resist pricing pressure, we will have to reduce our prices, which may reduce our profit margins.

We compete with several companies across our major product lines. Because of the special nature of these products, competition is based primarily on product design and performance, although total cost is becoming increasingly important as pharmaceutical companies continue with aggressive cost control programs across their entire operations. Competitors often compete on the basis of price. We differentiate ourselves from our competition as a "full-service value-added" supplier that is able to provide pre-sale compatibility studies and other services and sophisticated post-sale technical support on a global basis. However, we face continued pricing pressure from our customers and competitors. If we are unable to resist or to offset the effects of continued pricing pressure through our value-added services, improved operating efficiencies and reduced expenditures, or if we have to reduce our prices, our sales and profitability may suffer.

Consolidation in the pharmaceutical and healthcare industries could adversely affect our future revenues and operating income.

The pharmaceutical and medical technology industries have experienced a significant amount of consolidation. As a result of this consolidation, competition to provide goods and services to customers has increased. In addition, group purchasing organizations and integrated health delivery networks have served to concentrate purchasing decisions for some customers, which has placed pricing pressure on suppliers. Further consolidation within the industries we serve could exert additional pressure on the prices of our products.

We are subject to regulation by governments around the world, and if these regulations are not complied with, existing and future operations may be curtailed, and we could be subject to liability.

The design, development, manufacturing, marketing and labeling of certain of our products and our customers' products that incorporate our products are subject to regulation by governmental authorities in the United States, Europe and other countries, including the FDA and the European Medicines Agency. Complying with governmental regulation can be costly and can result in required modification or withdrawal of existing products and a substantial delay in the introduction of new products. Failure to comply with applicable regulatory requirements or failure to obtain regulatory approval for a new product could result in expenses and actions that could adversely affect our business and financial performance.

Products incorporating our technologies are subject to regulations and extensive approval or clearance processes, which make the timing and success of new-product commercialization difficult to predict.

The process of obtaining FDA and other required regulatory approvals is expensive and time-consuming. Historically, most medical devices incorporating our technologies have been subject to the FDA's 510(k) marketing approval process, which typically lasts from six to nine months. Supplemental or full pre-market approval reviews require a significantly longer period, delaying commercialization. Pharmaceutical products incorporating our technologies are subject to the FDA's New Drug Application process, which typically takes a number of years to complete. Additionally, biotechnology products incorporating our technologies are subject to the FDA's Biologics License Application process, which also typically takes a number of years to complete. Outside of the United States, sales of medical devices and pharmaceutical or biotechnology products are subject to international regulatory requirements that vary from country to country. The time required to obtain approval for sale internationally may be longer or shorter than that required for FDA approval.

Changes in the regulation of drug products and devices may increase competitive pressure and adversely affect our business.

An effect of the governmental regulation of our customers' drug products, devices, and manufacturing processes is that compliance with regulations makes it costly and time-consuming for customers to substitute or replace components and devices produced by one supplier with those from another. The regulation of our customers' products that incorporate our components and devices has increased over time. If the applicable regulations were to be modified in a way that reduced the cost and time involved for customers to substitute one supplier's components or devices for those made by another, it is likely that the competitive pressure would increase and adversely affect our sales and profitability.

If we are not successful in protecting our intellectual property rights, we may harm our ability to compete.

Our patents, trademarks and other intellectual property are important to our business. We rely on patent, trademark, copyright, trade secret, and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary information, technologies and process. We also have obligations with respect to the non-use and non-disclosure of third party intellectual property. We may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Any such litigation could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. We cannot assure you that the steps we will take to prevent misappropriation, infringement or other violation of our intellectual property or the intellectual property of others will be successful. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our trademarks and patents in some countries. Failure to protect our intellectual property could harm our business and results of operations. In addition, we may not prevent competitors from independently developing products and services similar or duplicative to ours.

Disruption in our manufacturing facilities could have a material adverse effect on our ability to make and sell products and have a negative impact on our reputation, performance or financial condition.

We have manufacturing sites all over the world. In addition, in some instances, the manufacturing of certain product lines is concentrated in one or more of our plants. The functioning of our manufacturing and distribution assets and systems could be disrupted for reasons either within or beyond our control, including: extreme weather or longer-term climatic changes; natural disasters; pandemic; war; accidental damage; disruption to the supply of material or services; product quality and safety issues; systems failure; workforce actions; or environmental contamination. There is a risk that incident management systems in place may prove inadequate and that any disruption may materially adversely affect our ability to make and sell products and, therefore, materially adversely affect our reputation, performance or financial condition.

The medical technology industry is very competitive and new products may replace our products or cause a reduction in demand.

The medical technology industry is subject to rapid technological changes, and we face significant competition across our product lines and in each market in which our products are sold. We face this competition from a wide range of companies. These include large medical device companies, some of which have greater financial and marketing resources than we do. We also face competition from firms that are more specialized than we are with respect to particular markets. In some instances, competitors, including pharmaceutical companies, also offer, or are attempting to develop, alternative therapies for diseases that may be delivered without a medical device. The development of new or improved products, processes or technologies by other companies (such as needle-free injection technology) may render some of our products or proposed products obsolete or less competitive.

Risks associated with foreign operations, including changes in import/export duties, political or economic climates, or exchange rates may adversely affect our business.

We conduct business in most of the major pharmaceutical markets in the world. Virtually all of the international sales and related operating costs are denominated in the currency of the local country and translated into U.S. dollars, which can result in significant fluctuations in the amount of those sales or earnings. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. In addition to translation risks, we incur currency transaction gains or losses when we or one of our subsidiaries enters into a purchase or sales transaction in a currency other than that entity's local currency. The main currencies to which we are exposed, besides the U.S. dollar, are the Euro, British Pound, Danish Krone, Singapore Dollar, and Japanese Yen. In order to reduce our exposure to fluctuations in certain exchange rates, we have entered, and expect to enter, into hedging arrangements, including the use of financial derivatives. There can be no certainty that we will be able to enter into or maintain effective hedges of currency risks, which could have a significant effect on our financial condition and operating results.

Our international operations are also exposed to the following risks: transportation delays and interruptions; political and economic instability and disruptions; imposition of duties and tariffs; import and export controls; the risks of divergent business expectations or cultural incompatibility inherent in establishing and maintaining operations in foreign countries; difficulties in staffing and managing multi-national operations; labor strikes and/or disputes; and potentially adverse tax consequences. Limitations on our ability to enforce legal rights and remedies with third parties or our joint venture partners outside of the United States could also create exposure. In addition, we may not be able to operate in compliance with foreign laws and regulations, or comply with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject, in the event that these laws or regulations change. Any of these events could have an adverse effect on our international operations in the future by reducing the demand for our products, decreasing the prices at which we can sell our products or otherwise have an adverse effect on our financial condition, results of operations and cash flows.

Disruptions in the supply of key raw materials and difficulties in the supplier qualification process could adversely impact our operations.

We employ a supply chain management strategy in our reporting segments, which involves purchasing from integrated suppliers that control their own sources of supply. This strategy has reduced the number of raw material suppliers we have used in recent years. This increases the risk that our supply lines may be interrupted in the event of a supplier production problem or financial difficulties. If one of our suppliers is unable to supply materials needed for our products or our strategies for managing these risks are unsuccessful, we may be unable to complete the process of qualifying new replacement materials for some programs in time to meet future production needs. Prolonged disruptions in the supply of any of our key raw materials, difficulty completing qualification of new sources of supply, or in implementing the use of replacement materials or new sources of supply could have a material adverse effect on our operating results, financial condition or cash flows.

Raw material and energy prices have a significant impact on our profitability. If raw material and/or energy prices increase, and we cannot pass those price increases on to our customers, our profitability and financial condition may suffer.

We use three basic raw materials in the manufacture of our products: elastomers (which include synthetic and natural material), aluminum and plastic. In addition, our manufacturing facilities consume a wide variety of energy products to fuel, heat and cool our operations. Supply and demand factors, which are beyond our control, generally affect the price of our raw materials and utility costs. If we are unable to pass along increased raw material prices and energy costs to our customers, our profitability, and thus our financial condition, may be adversely affected. The prices of many of these raw materials and utilities are cyclical and volatile. For example, the prices of certain commodities, particularly petroleum-based raw materials, have in the recent past exhibited rapid changes, affecting the cost of synthetic elastomers and plastic. While we generally attempt to pass along increased costs to our customers in the form of sales price increases, historically there has been a time delay between raw material and/or energy price increases and our ability to increase the prices of our products. In some circumstances, we may not be able to increase the prices of our products due to competitive pressure and other factors.

If we are not timely or successful in new-product innovation or the development and commercialization of proprietary multi-component systems, our future revenues and operating income could be adversely affected.

Our growth partly depends on new-product innovation and the development and commercialization of proprietary multi-component systems for injectable drug administration and other healthcare applications (such as the Daikyo CZ ready-to-use prefilled syringe system). Product development and commercialization is inherently uncertain and is subject to a number of factors outside of our control, including any necessary regulatory approvals and commercial acceptance for the products. The ultimate timing and successful commercialization of new products and systems requires substantial evaluations of the functional, operational, clinical and economic viability of the Company's products. In addition, the timely and adequate availability of filling capacity is essential to both conducting definitive stability trials and the timing of first commercialization of customers' products in CZ prefilled syringes. Delays, interruptions or failures in developing and commercializing new-product innovations or proprietary multi-component systems could adversely affect future revenues and operating income. In addition, adverse conditions may also result in future charges to recognize impairment in the carrying value of our goodwill and other intangible assets, which could have a material adverse effect on our financial results.

We may not succeed in finding and completing acquisition or other strategic transactions, if any, which could have an adverse effect on our business and results of operations.

We have historically engaged in acquisition activity and we may in the future engage in acquisitions or other strategic transactions, such as joint ventures or investments in other entities. We may be unable to identify suitable targets, opportunistic or otherwise, for acquisitions or other strategic transactions in the future. If we identify a suitable candidate, our ability to successfully implement the strategic transaction would depend on a variety of factors including our ability to obtain financing on acceptable terms, and to comply with the restrictions contained in our debt agreements. Strategic transactions involve risks, including those associated with integrating the operations or maintaining the operations as separate (as applicable), financial reporting, disparate technologies and personnel of acquired companies, joint ventures or related companies; managing geographically dispersed operations or other strategic investments; the diversion of management's attention from other business concerns; the inherent risks in entering markets or lines of business in which we have either limited or no direct experience; unknown risks; and the potential loss of key employees, customers and strategic partners of acquired companies, joint ventures or companies in which we may make strategic investments. We may not successfully integrate any businesses or technologies we may acquire or strategically develop in the future and may not achieve anticipated revenue and cost benefits relating to any such strategic transactions. Strategic transactions may be expensive, time consuming and may strain our resources. Strategic transactions may not be accretive to our earnings and may negatively impact our results of operations as a result of, among other things, the incurrence of debt, one-time write-offs of goodwill and amortization expenses of other intangible assets. In addition, strategic transactions that we may pursue could result in dilutive issuances of equity securities.

Product defects could adversely affect the results of our operations.

The design, manufacture and marketing of medical devices involve certain inherent risks. Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of our products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by the FDA or similar governmental authorities in other countries), and could result, in certain cases, in the removal of a product from the market. A recall could result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals.

Our operations must comply with environmental statutes and regulations, and any failure to comply could result in extensive costs which would harm our business.

The manufacture of some of our products involves the use, transportation, storage and disposal of hazardous or toxic materials and is subject to various environmental protection and occupational health and safety laws and regulations in the countries in which we operate. This has exposed us in the past, and could expose us in the future, to risks of accidental contamination and events of non-compliance with environmental laws. Any such occurrences could result in regulatory enforcement or personal injury and property damage claims or could lead to a shutdown of some of our operations, which could have an adverse effect on our business and results of operations. We currently incur costs to comply with environmental laws and regulations and these costs may become more significant.

A loss of key personnel or highly skilled employees could disrupt our operations.

Our executive officers are critical to the management and direction of our businesses. Our future success depends, in large part, on our ability to retain these officers and other key employees, including people in technical, marketing, sales and research positions. Competition for experienced employees, particularly for persons with specialized skills, can be intense. Our ability to recruit such talent will depend on a number of factors, including compensation and benefits, work location and work environment. If we cannot effectively recruit and retain qualified executives and employees, our business could be adversely affected. Although we believe that we will be able to attract and retain talented personnel and replace key personnel should the need arise, our inability to do so on a timely basis could disrupt the operations of the unit affected or our overall operations. In addition, because of the complex nature of many of our products and programs, we are generally dependent on an educated and highly skilled engineering staff and workforce. Our operations could be disrupted by a shortage of available skilled employees.

The uncertain effects of potential climate change legislation could lead to significantly increased costs.

If legislation or regulations are enacted or promulgated in the United States, Europe or Asia or any other jurisdictions in which we do business that limit or reduce allowable greenhouse gas emissions and other emissions, such restrictions could have a significant effect on our operating and financial decisions, including those involving capital expenditures to reduce emissions, and our results of operations. Our manufacturing operations may not be able to operate as planned if we are not able to comply with new legal and regulatory legislation around climate change, or it may become too costly to operate in a profitable manner. Additionally, suppliers' added expenses could be passed on to us in the form of higher prices and we may not be able to pass on such expenses to our customers through price increases.

Federal healthcare reform may adversely affect our results of operations.

The Patient Protection and Affordable Care Act (the "PPACA") was enacted in March 2010. The PPACA reduces Medicare and Medicaid payments to hospitals, clinical laboratories and pharmaceutical companies, and could otherwise reduce the volume of medical procedures. The PPACA also imposes significant new taxes on medical device makers in the form of an excise tax on all U.S. medical device sales (as defined under the regulations). These factors, in turn, could result in reduced demand for our products and increased downward pricing pressure. It is also possible that the PPACA will result in lower reimbursements for our customers' products. While the PPACA is intended to expand health insurance coverage to uninsured persons in the United States, the impact of any overall increase in access to healthcare on sales of West's products is uncertain at this time. Our sales depend, in part, on the extent to which pharmaceutical companies and healthcare providers and facilities are reimbursed by government authorities, private insurers and other third-party payers for the costs of our products. The coverage policies and reimbursement levels of third-party payers, which can vary among public and private sources, may affect which products customers purchase and the prices they are willing to pay for these products in a particular jurisdiction. Legislative or administrative reforms to reimbursement systems in the United States (as part of the PPACA) or abroad (for example, those under consideration in France, Germany, Italy and the United Kingdom) could significantly reduce reimbursement for our customers products, which could in turn reduce the demand for our products.

The full effects of the PPACA cannot be known until all of the provisions are implemented and the Centers for Medicare & Medicaid Services and other federal and state agencies issue applicable regulations or guidance. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our products. We will continue to evaluate the PPACA, as amended, the implementation of regulations or guidance related to various provisions of the PPACA by federal agencies, as well as trends and changes that may be encouraged by the legislation and that may potentially impact our business over time.

No assurance can be given that we will continue to pay or declare dividends.

We have historically paid dividends. However, there can be no assurance that we will pay or declare dividends in the future. The actual declaration and payment of future dividends, the amount of any such dividends, and the establishment of record and payment dates, if any, are subject to determination by our Board of Directors each quarter after its review of our then-current strategy, applicable debt covenants and financial performance and position, among other things. Our declaration and payment of future dividends is subject to risks and uncertainties, including: deterioration of our financial performance or position; inability to declare a dividend in compliance with applicable laws or debt covenants; an increase in our cash needs or decrease in available cash; and the business judgment of the Board of Directors that a declaration of a dividend is not in the Company's best interests.

Our results of operations and earnings may not meet guidance or expectations.

We provide public guidance on our expected results of operations for future periods. This guidance is comprised of forward-looking statements subject to risks and uncertainties, including the risks and uncertainties described in this Form 10-K and in our other public filings and public statements, and is based necessarily on assumptions we make at the time we provide such guidance. Our guidance may not always be accurate. If, in the future, our results of operations for a particular period do not meet our guidance or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our common stock could decline significantly.

We are exposed to credit risk on accounts receivable and certain prepayments made in the normal course of business. This risk is heightened during periods when economic conditions worsen.

A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. In addition, we have made prepayments associated with insurance premiums and other advances in the normal course of business. While we have procedures to monitor and limit exposure to credit risk on trade receivables and other current assets, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our financial condition and operating results.

Unauthorized access to our or our customers' information and systems could negatively impact our business.

We face certain security threats, including threats to the confidentiality, availability and integrity of our data and systems. We maintain an extensive network of technical security controls, policy enforcement mechanisms and monitoring systems in order to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks could result in financial or information losses and/or reputational harm. If we cannot prevent the unauthorized access, release and/or corruption of our or our customers' confidential, classified or personally identifiable information, our reputation could be damaged, and/or we could face financial losses.

If we fail to comply with our obligations under our distributorship or license agreements with Daikyo or we are unable to renew these agreements on the same or substantially similar terms, we could lose license rights that are important to our business.

Key value-added and proprietary products and processes are licensed from our affiliate, Daikyo Seiko, Ltd., including but not limited to Daikyo CZ, FluroTec and B2-coating technologies. Our rights to these products and processes are licensed pursuant to agreements that expire in 2017. Part of our long-term strategy is dependent upon these rights. If we fail to renew these agreements, or if the agreements are terminated early because we fail to satisfy our obligations, our business could be adversely impacted.

ITEM IB. UNRESOLVED STAFF COMMENTS

As of the filing of this Form 10-K, there were no unresolved comments from the Staff of the SEC.

ITEM 2. PROPERTIES

Our corporate headquarters are located at 530 Herman O. West Drive, Exton, Pennsylvania. This building also houses our North American sales and marketing, administrative support and customer service functions, as well as laboratories.

The following table summarizes production facilities by segment and geographic region. All facilities shown are owned except where otherwise noted.

Packaging Systems

Manufacturing:

North American Operations

United States

- Clearwater, FL **(1)**
- Jersey Shore, PA
- Kearney, NE
- Kinston, NC
- Lititz, PA
- St. Petersburg, FL **(1)**

South American Operations

Brazil

- Sao Paulo

European Operations

Denmark

- Horsens

England

- St. Austell

France

- Le Nouvion

Germany

- Eschweiler **(1)**
- Stolberg

Serbia

- Kovin

Asia Pacific Operations

China

- Qingpu

Singapore

- Jurong

Contract Analytical Laboratory:

North American Operations

United States

- Exton, PA

Mold-and-Die Tool Shops:

North American Operations

United States

- Upper Darby, PA **(2)**

European Operations

England

- Bodmin **(2)**

Delivery Systems

Manufacturing:

North American Operations

United States

- Frankfort, IN **(2)**
- Grand Rapids, MI
- Phoenix, AZ **(2)**
- Scottsdale, AZ **(2)(3)**
- Tempe, AZ **(2)**
- Williamsport, PA

Puerto Rico

- Cayey

European Operations

France

- Le Vaudreuil **(2)**

Ireland

- Dublin **(2)**

Mold-and-Die Tool Shop:

European Operations

Denmark

- Roskilde **(2)**

---

(1) This manufacturing facility is also used for research and development activities.
(2) This facility is leased in whole or in part.
(3) This manufacturing facility is also used for mold and die production.

Our Delivery Systems segment leases facilities located in Israel and Athens, Texas for research and development, as well as other activities. Sales offices in various locations are leased under short-term arrangements.

During the last few years, we have increased our plant capacity. As part of this effort, we continue to move forward in establishing a manufacturing presence in the People's Republic of China. During 2009, we completed construction of our China plastic components facility and started commercial production. In June 2011, we commenced ground-breaking activities for our new compression-molding plant in China, with commercial production expected to begin in the second quarter of 2013. In August 2012, we hosted a ground-breaking ceremony for our new rubber and metal manufacturing facility in India, with commercial production of metal components expected to begin in the first quarter of 2014 and other products to follow in 2015 and 2016.

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company are set forth in this table. Executive officers are elected by the board of directors annually at the regular meeting of the board of directors following the Annual Meeting of Shareholders.

Name	Age	Position
Michael A. Anderson	57	Vice President and Treasurer since June 2001. He was Finance Director, Drug Delivery Systems Division from October 1999 to June 2001, Vice President, Business Development from April 1997 to October 1999 and Director of Taxes from July 1992 to April 1997.
Warwick Bedwell	53	President, Pharmaceutical Packaging Systems Asia Pacific Region since January 3, 2011. Previously, he served as Vice President and Commercial Director-Bone and Rheumatology for Roche Products (UK) Limited, a biotech company, from October 2008 to August 2010. From January 2007 to October 2008, he served as Vice President and Global Head of Business Development for Hoffman LaRoche Inc. (U.S.) and from June 2003 to December 2006, he served as President and General Manager of Roche Inc. in the Philippines. Prior thereto, he held numerous positions in commercial operations for Roche Products Pty Ltd. in Australia.
William J. Federici	53	Vice President and Chief Financial Officer since joining the Company in August 2003. He was National Industry Director for Pharmaceuticals of KPMG LLP (accounting firm) from June 2002 until August 2003 and prior thereto, an audit partner with Arthur Andersen, LLP.
John R. Gailey III	58	Vice President since December 1995, General Counsel since May 1994 and Secretary since December 1991. He served as Corporate Counsel from 1991 until his appointment as General Counsel.

Name	Age	Position
Jeffrey C. Hunt	54	President, Pharmaceutical Packaging Systems since January 3, 2011. Previously, he served as Vice President, Strategic Planning and Business Development from July 2010 to January 2011. From August 2006 to July 2009, he served as President of the Patient Care and Safety Products Global Business Unit for Covidien. From August 2004 to August 2006, he was Vice President and General Manager of the SharpSafety Division of Tyco Healthcare/Kendall, Vice President of Marketing from June 2003 to August 2004 and Marketing Director from March 1998 to June 2003.
Heino Lennartz	47	President, Pharmaceutical Packaging Systems Europe Region since February 2010 and, prior thereto, President, Europe, Pharmaceutical Systems since July 2009. He was Vice President Finance, MIS & Purchasing for Europe & Asia Pacific from December 2006 until July 2009. Mr. Lennartz was Vice President Corporate Finance of AIXTRON AG, a leading semiconductor equipment company, from 2003 to 2006 and, prior thereto, held various positions, including Director Business Systems Europe, at GDX Automotive, a rubber and plastic car body sealing system supplier.
Richard D. Luzzi	61	Vice President, Human Resources since June 2002. He served as Vice President, Human Resources of GS Industries, a steel manufacturer, from 1998 to 2002, Vice President, Human Resources of Lukens Steel from 1993 to 1998, and Vice President, Human Resources of Rockwell International, from 1990 to 1993.
Daniel Malone	51	Vice President and Corporate Controller since August 2011. He was Vice President of Finance, Pharmaceutical Packaging Systems Americas Region from September 2008 to August 2011 and Director of Financial and Management Reporting from October 1999 to September 2008.
Karen A. Flynn	50	President, Pharmaceutical Packaging Systems Americas Region since June 2012. She was Vice President, Sales from May 2008 to June 2012. From 2000 to 2008, she worked in Sales Management, most recently as Vice President, Global Accounts, for Catalent (formerly known as Cardinal Health). Prior thereto, she held various positions at West, including Quality, Research and Development, and Sales.
Donald E. Morel, Jr., Ph.D.	55	Chairman of the Board of the Company since March 2003 and our Chief Executive Officer since April 2002. He was our President from April 2002 to June 2006 and Chief Operating Officer from May 2001 to April 2002. He was Division President, Drug Delivery Systems from October 1999 to May 2001, and prior thereto, Group President.
John Paproski	56	President, Pharmaceutical Delivery Systems since December 2009. He was Vice President of Innovation, from January 2005 to December 2009 and Vice President, Global Product Development from August 1996 to January 2005. He has held numerous other operations and engineering positions within the Company, including Vice President of Rubber Operations from August 1993 to January 2005 and Director of Manufacturing Engineering from 1991 to 1993.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the symbol "WST." The high and low prices for our common stock as reported by the NYSE for the periods indicated were as follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year	
	High	Low	High	Low	High	Low	High	Low	High	Low
2012	43.01	37.35	50.49	39.30	53.48	46.87	56.02	50.50	56.02	37.35
2011	44.90	38.76	47.96	41.90	46.56	36.87	41.50	35.50	47.96	35.50

As of January 31, 2013, we had 987 shareholders of record, which excludes shareholders whose shares were held by brokerage firms, depositaries and other institutional firms in "street names" for their customers.

Dividends

Our common stock paid a quarterly dividend of $0.17 per share in each of the first three quarters of 2011; $0.18 per share in the fourth quarter of 2011 and each of the first three quarters of 2012; and $0.19 per share in the fourth quarter of 2012.

Issuer Purchases of Equity Securities

The following table shows information with respect to purchases of our common stock made during the three months ended December 31, 2012 by us or any of our "affiliated purchasers" as defined in Rule 10b-18(a)(3) under the Exchange Act:

Period	Total number of shares purchased (1)(2)(3)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
October 1 – 31, 2012	73	$ 53.03	—	—
November 1 – 30, 2012	160,219	54.21	—	—
December 1 – 31, 2012	14,484	54.96	—	—
Total	174,776	$ 54.28	—	—

(1) Includes 522 shares purchased on behalf of employees enrolled in the Non-Qualified Deferred Compensation Plan for Designated Employees (Amended and Restated Effective January 1, 2008). Under the plan, Company match contributions are delivered to the plan's investment administrator, who then purchases shares in the open market and credits the shares to individual plan accounts.

(2) Includes 127,649 shares of common stock acquired from employees who tendered already-owned shares to satisfy the exercise price on option exercises, as part of the 2011 Omnibus Incentive Compensation Plan (the "2011 Plan").

(3) Includes 46,605 shares of common stock acquired from employees who tendered already-owned shares to satisfy the withholding tax obligations on option exercises, as part of the 2011 Plan.

Performance Graph

The following graph compares the cumulative total return to holders of our common stock with the cumulative total return of the Standard & Poor's SmallCap 600 Index and the Standard & Poor's 600 Health Care Equipment & Supplies Industry for the five years ended December 31, 2012. Cumulative total return to shareholders is measured by dividing total dividends (assuming dividend reinvestment) plus the per-share price change for the period by the share price at the beginning of the period. The Company's cumulative shareholder return is based on an investment of $100 on December 31, 2007 and is compared to the cumulative total return of the SmallCap 600 Index and the 600 Health Care Equipment & Supplies Industry over the period with a like amount invested.


Comparison of Cumulative Five Year Total Return
West Pharmaceutical Services, Inc.
S&P SmallCap 600 Index
S&P 600 Health Care Equipment & Supplies
$200
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012

ITEM 6. SELECTED FINANCIAL DATA

FIVE-YEAR SUMMARY
West Pharmaceutical Services, Inc. and Subsidiaries

(in millions, except per share data)	2012	2011	2010	2009	2008
SUMMARY OF OPERATIONS					
Net sales	$ 1,266.4	$ 1,192.3	$ 1,104.7	$ 1,055.7	$ 1,051.1
Operating profit	135.1	109.6	90.7	97.5	124.1
Net income	80.7	75.5	65.3	72.6	86.6
Less: net income attributable to noncontrolling interests	—	—	—	—	0.6
Net income attributable to common shareholders	$ 80.7	$ 75.5	$ 65.3	$ 72.6	$ 86.0
Net income per share attributable to common shareholders from continuing operations:					
Basic (1)	$ 2.37	$ 2.24	$ 1.96	$ 2.21	$ 2.65
Diluted (2)	2.30	2.16	1.89	2.12	2.50
Weighted average common shares outstanding	34.0	33.7	33.3	32.8	32.4
Weighted average shares assuming dilution	35.9	37.0	36.7	36.3	36.1
Dividends declared per common share	$ 0.74	$ 0.70	$ 0.66	$ 0.62	$ 0.58
YEAR-END FINANCIAL POSITION					
Cash and cash equivalents	$ 161.9	$ 91.8	$ 110.2	$ 83.1	$ 87.2
Working capital	295.5	228.8	266.9	226.1	207.1
Total assets	1,564.0	1,399.1	1,294.3	1,271.0	1,168.7
Total invested capital:					
Total debt	411.5	349.4	358.4	379.6	386.0
Total equity	728.9	654.9	625.7	579.1	487.1
Total invested capital	$ 1,140.4	$ 1,004.3	$ 984.1	$ 958.7	$ 873.1
PERFORMANCE MEASUREMENTS (3)					
Gross margin (a)	30.6%	28.5%	28.8%	28.8%	28.8%
Operating profitability (b)	10.7%	9.2%	8.2%	9.2%	11.8%
Effective tax rate	30.2%	25.3%	18.3%	16.2%	21.6%
Return on invested capital (c)	8.8%	8.2%	7.6%	8.9%	11.1%
Net debt-to-total invested capital (d)	25.5%	28.2%	28.4%	33.9%	38%
Research and development expenses	$ 33.2	$ 29.1	$ 23.9	$ 19.9	$ 18.7
Operating cash flow	187.4	130.7	138.3	137.7	135.0
Stock price range	$56.02-37.35	$47.96-35.50	$44.84-32.74	$41.77-27.85	$52.00-29.52

(1) Based on weighted average common shares outstanding.

(2) Based on weighted average shares, assuming dilution.

(3) Performance measurements represent indicators commonly used in the financial community. They are not measures of financial performance under U.S. generally accepted accounting principles ("U.S. GAAP").

(a) Net sales minus cost of goods and services sold, including applicable depreciation and amortization, divided by net sales.
(b) Operating profit divided by net sales.
(c) Operating profit multiplied by one minus the effective tax rate divided by average total invested capital.
(d) Net debt (total debt less cash and cash equivalents) divided by total invested capital net of cash and cash equivalents.

Factors affecting the comparability of the information reflected in the selected financial data:

- Net income in 2012 included the impact of restructuring and related charges of $1.4 million (net of $0.7 million in tax), an impairment charge of $2.1 million (net of $1.3 million in tax), an increase in acquisition-related contingencies of $1.0 million (net of $0.2 million in tax), a loss on extinguishment of debt of $9.8 million (net of $1.8 million in tax) and discrete tax charges of $2.1 million.

- Net income in 2011 included the impact of restructuring and related charges of $3.5 million (net of $1.8 million in tax), income from the reduction of acquisition-related contingencies of $0.2 million, special separation benefits related to the retirement of our former President and Chief Operating Officer of $1.8 million (net of $1.1 million in tax) and the recognition of income tax charges totaling $1.4 million, the majority of which resulted from changes in certain international tax rates, which changed the value of deferred tax assets and liabilities.

- Net income in 2010 included the impact of restructuring charges and asset impairments of $10.2 million (net of $5.7 million in tax), income from the reduction of acquisition-related contingencies of $1.6 million (net of $0.2 million in tax) and the recognition of income tax benefits totaling $1.1 million, the majority of which resulted from the reversal of liabilities for unrecognized tax benefits.

- Net income in 2009 included the impact of restructuring charges and asset impairments of $6.3 million (net of $3.2 million in tax) and income tax benefits totaling $6.1 million primarily relating to reversals of liabilities for unrecognized tax benefits and the identification of additional qualified R&D activities related to prior years.

- Net income in 2008 included a net gain on contract settlement proceeds of $2.7 million (net of $1.5 million in tax), restructuring and related charges of $1.9 million (net of $1.1 million in tax) and income tax benefits of $3.5 million, the majority of which related to the reversal of liabilities for unrecognized tax benefits.

- On December 29, 2008, we purchased the remaining 10% interest in our Medimop subsidiary for $8.5 million, which resulted in a $5.4 million reduction to the noncontrolling interest balance.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion is intended to further the reader's understanding of the consolidated financial condition and results of operations of our Company. It should be read in conjunction with our consolidated financial statements and the accompanying footnotes included in Part II, Item 8 of this Form 10-K. These historical financial statements may not be indicative of our future performance. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risks discussed in Part I, Item 1A of this Form 10-K.

Throughout this section, references to "Notes" refer to the footnotes included in Part II, Item 8 of this Form 10-K, unless otherwise indicated.

Our Operations

We are a manufacturer of components and systems for the packaging and delivery of injectable drugs as well as delivery system components for the pharmaceutical, healthcare and consumer products industries. Our products include stoppers and seals for vials, prefillable syringe components and systems, components for intravenous and blood collection systems, safety and administration systems, advanced injection systems, and contract design and manufacturing services. Our customers include the leading global producers and distributors of pharmaceuticals, biologics, medical devices and personal care products. We were incorporated under the laws of the Commonwealth of Pennsylvania on July 27, 1923.

Our business operations are organized into two reportable segments, which are aligned with the underlying markets and customers they serve. Our reportable segments are the Pharmaceutical Packaging Systems segment ("Packaging Systems") and the Pharmaceutical Delivery Systems segment ("Delivery Systems"). Packaging Systems develops, manufactures and sells primary packaging components and systems for injectable drug delivery, including stoppers and seals for vials, closures and other components used in syringe, intravenous and blood collection systems, and prefillable syringe components. Delivery Systems develops, manufactures and sells safety and administration systems, multi-component systems for drug administration, and a variety of custom contract-manufacturing solutions targeted to the healthcare and consumer-products industries. In addition, Delivery Systems is responsible for the continued development and commercialization of our line of proprietary, multi-component systems for injectable drug administration and other healthcare applications. We also maintain global partnerships to share technologies and market products with affiliates in Japan and Mexico.

As a result of our global manufacturing and distribution presence, more than half of our revenues are generated outside of the United States in currencies other than the U.S. dollar, including 43% in Europe and 10% collectively in Asia, South America, and Israel. Fluctuations in foreign currency exchange rates, therefore, can have a significant effect on our consolidated financial results. Generally, our financial results are affected positively by a weaker U.S. dollar and negatively by a stronger U.S. dollar, as compared to the foreign currencies in which we conduct our business. In terms of net sales, the most significant foreign currencies are the Euro, the Danish Krone and the British Pound, with Euro-denominated sales representing the majority of sales transacted in foreign currencies. In addition, we are exposed to Japanese Yen, as we maintain a 25% ownership interest in, and we purchase finished goods and other materials from, Daikyo Seiko, Ltd. During 2012, average exchange rates were unfavorable versus the exchange rates realized in 2011, resulting in lower reported net sales and operating profit of $46.1 million and $7.7 million, respectively, versus 2011.

2012 Financial Performance Highlights

- Net sales were $1,266.4 million, an increase of 6.2% from 2011. Excluding foreign currency effects, net sales increased by $120.2 million, or 10.1%.
- Gross profit was $387.7 million, an increase of 14.3% from 2011, and our gross margin percentage increased by 2.1 percentage points to 30.6%.

- We incurred restructuring and related charges of $2.1 million to complete the plan announced in December 2010.
- Reported operating profit for 2012 was $135.1 million, an increase of 23.3% from 2011.
- In June 2012, we repurchased $158.4 million in aggregate principal amount of our Convertible Debentures, representing 98.06% of the aggregate outstanding principal amount. The purchase price per $1,000 principal amount of the Convertible Debentures was $1,038.91. For future periods, we expect the refinancing of our Convertible Debentures to be accretive to earnings, as a result of the elimination of the dilution to earnings per share that would have occurred upon conversion.
- Net income for 2012 was $80.7 million, or $2.30 per diluted share, compared to $75.5 million, or $2.16 per diluted share, in 2011.
- Our financial position remains strong, with net cash provided by operating activities totaling $187.4 million in 2012.
- Our Board of Directors approved an increase in the quarterly cash dividend from $0.18 to $0.19 per share, which began with the fourth quarter 2012 dividend.

2013 Business Outlook

Our business outlook for 2013 anticipates continued revenue improvement driven by customers moving up the product quality and value scale in Packaging Systems and increasing growth in Delivery Systems' proprietary products, as customers accelerate their pre-commercial efforts. In particular, we will continue to focus on the expansion of our high-value closure products and proprietary delivery systems, including CZ-based containment systems. We continue to believe that actions taken in recent years to increase capacity for certain products, reduce costs through restructuring and lean savings efforts, and expand into emerging markets will lead to improved profitability as global demand increases. We plan to continue funding capital projects in emerging markets for Packaging Systems and for new, proprietary products within Delivery Systems. During 2013, we expect our capital spending to be up to $150 million, for projects such as our new rubber and metal manufacturing facility in India. This amount excludes approximately $35 million associated with the construction of our new corporate office and research building, which began in 2011 and settled in February 2013. We believe that our strong financial position gives us a platform for sustained growth, and will enable us to take advantage of opportunities to invest in our business as they arise. See Part I, Item 1A, *Risk Factors*, of this Form 10-K for further discussion regarding the risks associated with our operations.

RESULTS OF OPERATIONS

We evaluate the performance of our segments based upon, among other things, segment net sales and operating profit. Segment operating profit excludes general corporate costs, which include executive and director compensation, stock-based compensation, adjustments to annual incentive plan expense for over- or under-attainment of targets, certain pension and other retirement benefit costs, and other corporate facilities and administrative expenses not allocated to the segments. Also excluded are items that management considers not representative of ongoing operations. Such items are referred to as other unallocated items and generally include restructuring and related charges, certain asset impairments and other specifically-identified income or expense items.

For the purpose of aiding the comparison of our year-over-year results, we may refer to net sales and other financial results excluding the effects of changes in foreign currency exchange rates. The constant-currency amounts are calculated by translating the current year's functional currency results at the prior-year period's exchange rate. These re-measured results excluding effects from currency translation are not in conformity with U.S. GAAP and should not be used as a substitute for the related U.S. GAAP financial measures. The non-U.S. GAAP financial measures are incorporated into our discussion and analysis as management uses them in evaluating our results of operations, and believes that this information provides users a valuable insight into our results.

Percentages in the following tables and throughout the *Results of Operations* section may reflect rounding adjustments.

Net Sales

The following table presents net sales, consolidated and by reportable segment:

	Year Ended December 31,			% Change	
($ in millions)	2012	2011	2010	2012/2011	2011/2010
Packaging Systems	$ 915.1	$ 857.4	$ 785.0	6.7%	9.2%
Delivery Systems	352.1	336.7	324.1	4.6%	3.9%
Intersegment sales elimination	(0.8)	(1.8)	(4.4)	—	—
Consolidated net sales	$ 1,266.4	$ 1,192.3	$ 1,104.7	6.2%	7.9%

2012 compared to 2011

Consolidated net sales increased by $74.1 million, or 6.2%, in 2012, despite an unfavorable foreign exchange impact of $46.1 million. Excluding foreign currency effects, consolidated net sales increased by $120.2 million, or 10.1%. A favorable mix of products and unit volume growth contributed 7.1 percentage points of the increase and sales price increases contributed 3.0 percentage points.

Packaging Systems – Packaging Systems' net sales increased by $57.7 million, or 6.7%, in 2012, despite an unfavorable foreign exchange impact of $40.1 million. Excluding foreign exchange effects, net sales increased by $97.8 million, or 11.4%. A favorable mix of products and unit volume growth contributed 7.5 percentage points of the increase, and sales price increases contributed 3.9 percentage points. In addition to increases in the sales of our standard pharmaceutical packaging components, there continued to be strong growth in sales of our higher-quality product offerings that reduce particulate contamination and create efficiencies in our customer's manufacturing processes, including Westar ready-to-use components, FluroTec-coated closures, and the Envision line of vision-inspected components.

Delivery Systems – Delivery Systems' net sales increased by $15.4 million, or 4.6%, in 2012, despite an unfavorable foreign exchange impact of $6.0 million. Excluding foreign exchange effects, net sales increased by $21.4 million, or 6.4%. A favorable mix of products and unit volume growth contributed 5.8 percentage points of the increase, and sales price increases contributed 0.6 percentage points. Our sales increases during 2012 were led by an increase in healthcare-related contract manufacturing revenue and higher sales of our proprietary administration systems and éris safety syringe product lines, partially offset by a decline in consumer product sales.

2011 compared to 2010

Consolidated net sales increased by $87.6 million, or 7.9%, in 2011, including a favorable foreign exchange impact of $30.2 million. Excluding foreign currency effects, consolidated net sales increased by $57.4 million, or 5.2%. Sales volume contributed 3.9 percentage points of the increase and sales price increases contributed 1.3 percentage points of the increase.

Packaging Systems – Packaging Systems' net sales increased by $72.4 million, or 9.2%, in 2011, including a favorable foreign exchange impact of $27.2 million. Excluding foreign exchange effects, net sales increased by $45.2 million, or 5.8%. Increased demand for pharmaceutical packaging components, primarily in our Europe and Asia regions, contributed 3.6 percentage points of the increase, and sales price increases contributed 2.2 percentage points of the increase. In 2011, there was strong growth in sales of our high-value pharmaceutical packaging products, including the recently-introduced Envision line of vision-inspected components, Daikyo and Daikyo RSV (ready-to-sterilize validated) products, and Westar-processed and coated closures.

Delivery Systems – Delivery Systems' net sales increased by $12.6 million, or 3.9%, in 2011, including a favorable foreign exchange impact of $3.0 million. Excluding foreign exchange effects, net sales increased by $9.6 million, or 3.0%. A favorable mix of products and sales volume contributed 3.8 percentage points of the increase, partially offset by lower sales prices of 0.8 percentage points. The majority of the sales growth resulted from increased sales of contract-manufactured healthcare devices and proprietary administration systems during 2011. Despite sales price increases to offset the increased cost of plastic resin, overall sales prices were lower, due to scheduled price reductions under certain contract-manufacturing agreements.

The intersegment sales elimination, which is required for the presentation of consolidated net sales, represents the elimination of components sold between our segments.

Gross Profit

The following table presents gross profit and related gross margins, consolidated and by reportable segment:

	Year Ended December 31,			% Change	
($ in millions)	2012	2011	2010	2012/2011	2011/2010
Packaging Systems:					
Gross Profit	$ 318.4	$ 276.5	$ 258.0	15.2%	7.2%
Gross Margin	34.8%	32.2%	32.9%		
Delivery Systems:					
Gross Profit	$ 69.3	$ 62.8	$ 60.1	10.4%	4.5%
Gross Margin	19.7%	18.6%	18.5%		
Consolidated Gross Profit	$ 387.7	$ 339.3	$ 318.1	14.3%	6.7%
Consolidated Gross Margin	30.6%	28.5%	28.8%		

2012 compared to 2011

Consolidated gross profit increased by $48.4 million, or 14.3%, in 2012, despite an unfavorable foreign exchange impact of $12.7 million. Consolidated gross margin increased by 2.1 percentage points in 2012, primarily as a result of sales price increases and a favorable mix of products sold, all of which increased the consolidated gross margin by 3.6 percentage points. Improved production and volume-related efficiencies also increased our consolidated gross margin by 0.6 percentage points. These favorable items were partially offset by the impact of increased raw material costs, which reduced our consolidated gross margin by 0.9 percentage points, and wage, benefit and other cost increases, which reduced our consolidated gross margin by 1.2 percentage points.

Packaging Systems – Packaging Systems' gross profit increased by $41.9 million, or 15.2%, in 2012, despite an unfavorable foreign exchange impact of $12.1 million. Packaging Systems' gross margin increased by 2.6 percentage points in 2012, primarily as a result of sales price increases and a favorable mix of products sold, all of which increased Packaging Systems' gross margin by 4.4 percentage points. Improved production and volume-related efficiencies also increased Packaging Systems' gross margin by 0.5 percentage points. These favorable items were partially offset by the impact of increased raw material costs and increased wages, benefits and other costs, which reduced Packaging Systems' gross margin by 1.3 percentage points and 1.0 percentage points, respectively.

Delivery Systems – Delivery Systems' gross profit increased by $6.5 million, or 10.4%, in 2012, despite an unfavorable foreign exchange impact of $0.6 million. Delivery Systems' gross margin increased by 1.1 percentage points in 2012. Production efficiencies and favorable raw material prices contributed 1.0 percentage points and 0.4 percentage points of the increase, respectively, partially offset by the net impact of wage, benefit and other cost increases in excess of our sales price increases.

2011 compared to 2010

Consolidated gross profit increased by $21.2 million, or 6.7%, in 2011, including a favorable foreign exchange impact of $7.8 million. Consolidated gross margin decreased by 0.3 percentage points in 2011, primarily due to the impact of increased raw material costs, which reduced our consolidated gross margin by 2.2 percentage points. Sales price increases and product mix improvements increased our gross margin by 1.5 percentage points, but the impact was partially offset by wage and benefit increases, which reduced our consolidated gross margin by 0.6 percentage points. Improved production efficiencies and cost saving initiatives contributed 1.3 percentage points to our change in consolidated gross margin in 2011. The majority of the higher raw material costs related to natural rubber and materials linked to hydrocarbon prices, such as synthetic polymers and plastic resins.

Packaging Systems – Packaging Systems' gross profit increased by $18.5 million, or 7.2%, in 2011, including a favorable foreign exchange impact of $7.5 million. Packaging Systems' gross margin decreased by 0.7 percentage points in 2011, primarily due to the impact of increased raw material costs, which reduced Packaging Systems' gross margin by 2.5 percentage points. Sales price increases and a temporary raw material surcharge partially offset the impact from higher raw material costs and other inflationary increases. Improved production efficiencies contributed 1.4 percentage points to the change in Packaging Systems' gross margin.

Delivery Systems – Delivery Systems' gross profit increased by $2.7 million, or 4.5%, in 2011, including a favorable foreign exchange impact of $0.3 million. Delivery System's gross margin increased by 0.1 percentage points in 2011. Margin growth was constrained in 2011 due to the impact of contractually-mandated sales price decreases and increased raw material costs, which combined to reduce Delivery Systems' gross margin by 2.0 percentage points. These factors were fully offset by an improved product mix, production efficiencies and lower overhead resulting from our restructuring initiatives.

Research and Development ("R&D") Costs

	Year Ended December 31,			% Change	
($ in millions)	2012	2011	2010	2012/2011	2011/2010
R&D costs	$ 33.2	$ 29.1	$ 23.9	14.1%	21.8%

2012 compared to 2011

R&D costs increased by $4.1 million, or 14.1%, in 2012, primarily as a result of development work on the SmartDose electronic patch injector system and increased investment in next-generation packaging components.

2011 compared to 2010

R&D costs increased by $5.2 million, or 21.8%, in 2011, primarily as a result of development work on the SmartDose electronic patch injector system, as well as continued development and validation activities for new advanced packaging and ready-to-use components and formulations.

Selling, General and Administrative ("SG&A") Costs

	Year Ended December 31,			% Change	
($ in millions)	2012	2011	2010	2012/2011	2011/2010
SG&A costs	$ 218.1	$ 191.1	$ 187.7	14.1%	1.8%
SG&A as a % of net sales	*17.2%*	*16.0%*	*17.0%*		

2012 compared to 2011

SG&A costs increased by $27.0 million, or 14.1%, in 2012, primarily due to increases in stock-based compensation expense, incentive compensation costs, information technology costs and U.S. pension expense, all of which were partially offset by foreign currency translation effects, which decreased SG&A costs by $4.6 million. The increase in stock-based compensation expense was primarily due to increased performance-based achievement levels and the impact of higher share prices on our deferred compensation plan liabilities, which are indexed to our share price. The increase in incentive compensation costs resulted from our current achievement expectations related to our incentive plans. In 2012, we also incurred incremental depreciation expense related to new information technology projects, as well as incremental depreciation expense and supply and utility costs related to our new corporate office and research building.

2011 compared to 2010

SG&A costs increased by $3.4 million, or 1.8%, in 2011, including foreign currency translation effects of $3.1 million and increased costs for outside services and information technology, partially offset by lower stock-based compensation expense resulting from the impact of lower share prices on our deferred compensation plan liabilities, which are indexed to our stock price.

Restructuring and Other Items

The following table presents restructuring charges and other income and expense items for our segments, and corporate and other unallocated items:

	Year Ended December 31,		
($ in millions) Expense (income)	2012	2011	2010
Segments	$ (5.1)	$ 1.6	$ 1.9
Corporate and other unallocated items:			
Corporate	(0.3)	(0.1)	(0.2)
Restructuring and related charges	2.1	5.3	15.9
Impairment charge	3.4	—	—
Special separation benefits	—	2.9	—
Acquisition-related contingencies	1.2	(0.2)	(1.8)
Consolidated restructuring and other items	$ 1.3	$ 9.5	$ 15.8

Other income and expense items, consisting primarily of gains and losses on the sale of fixed assets, foreign exchange transaction gains and losses, and miscellaneous income, are generally recorded within segment or corporate results. Certain restructuring, impairments and other specifically-identified gains and losses considered outside of the control of segment management are not allocated to our segments.

During 2012, segment results also included development income of $6.5 million primarily attributable to services provided to, and the reimbursement of certain costs from, a Delivery Systems' customer.

Restructuring and related charges - During 2012, we incurred restructuring and related charges of $2.1 million to complete the 2010 plan. Charges incurred during 2012 included facility closure costs and employee severance and benefits associated with a reduction in operations at a manufacturing facility in England, as well as facility closure costs associated with the 2011 closure of a plant in the United States. During 2012, we finalized an agreement concerning future manufacturing and supply requirements at our manufacturing facility in England, which triggered an impairment review of the related assets. Our review concluded that the estimated fair value of these assets no longer exceeded their carrying value and therefore, an impairment charge of $1.5 million was recorded. We estimated the fair value of the assets using an income approach based on discounted cash flows. Offsetting the costs incurred during 2012 were reductions to certain previously-recorded obligations under the 2010 plan, including a reduction of $1.7 million following the cancellation of the restructuring initiative at one of our plants in Europe as a result of increased customer demand for products and related efficiency improvements at that plant. We do not expect to incur any future charges related to the 2010 plan, and the remaining restructuring obligations at December 31, 2012 will be reduced to zero as payments are made.

During 2011, we incurred restructuring and related charges of $5.3 million associated with the 2010 plan. Charges associated with the plan in 2011 were primarily associated with the 2011 closure of a plant in the United States, a reduction of operations at a manufacturing facility in England, and the elimination of certain operational and administrative functions in other locations.

During 2010, we incurred restructuring and related charges of $15.9 million, comprised of employee severance and benefits of $10.5 million, fixed asset impairment charges of $4.4 million, and fixed asset relocation costs and other related charges of $1.0 million. The majority of these charges related to the 2010 plan, which was designed to reduce our cost structure and improve operating efficiency.

Impairment charge – During 2012, as a result of continuing delays and lower-than-expected demand, we updated the sales projections related to one of our Delivery Systems' product lines. The revised projections triggered an impairment review of the associated assets. Our review concluded that the estimated fair value of the product line no longer exceeded the carrying value of the related assembly equipment and intangible asset and, therefore, an impairment charge of $3.4 million was recorded. We estimated the fair value of the asset group using an income approach based on discounted cash flows.

Special separation benefits – During 2011, we incurred $2.9 million in special separation benefits related to the retirement of our former President and Chief Operating Officer. These costs consisted primarily of stock-based compensation expense and a settlement loss related to one of our non-qualified defined benefit pension plans. The respective equity compensation arrangements were amended to allow certain of his awards to continue to vest over the original vesting period instead of being forfeited upon separation, resulting in a revaluation of the awards and acceleration of expense.

Acquisition-related contingencies – During 2012 and 2011, we increased the liability for contingent consideration related to our 2010 acquisition of technology used in our SmartDose™ electronic patch injector system ("SmartDose contingent consideration") by $1.2 million and $0.5 million, respectively, due to fair value adjustments. During 2011 and 2010, we reduced the liability for contingent consideration related to our July 2009 acquisition of the eris safety syringe system ("éris contingent consideration")by $0.8 million and $1.8 million, respectively, bringing the liability balance to zero. This reduction reflects our assessment that none of the contractual operating targets will be achieved over the earnout period, which ends in 2014.

See Note 3, *Restructuring and Other Items,* for further discussion.

Operating Profit

The following table presents operating profit (loss) by reportable segment, corporate and other unallocated costs:

($ in millions)	Year Ended December 31, 2012	2011	2010
Segments:			
Packaging Systems	$ 187.5	$ 152.6	$ 139.3
Delivery Systems	18.4	9.8	9.7
Corporate and other unallocated items:			
Corporate	(64.1)	(44.8)	(44.2)
Other unallocated expense	(6.7)	(8.0)	(14.1)
Consolidated operating profit	$ 135.1	$ 109.6	$ 90.7

2012 compared to 2011

Consolidated operating profit increased by $25.5 million, or 23.3%, in 2012, despite an unfavorable foreign exchange impact of $7.7 million. Consolidated operating profit increased primarily due to the increase in consolidated gross profit described above and the decrease in restructuring and other items previously described, both of which were partially offset by the increases in R&D and SG&A costs described above.

Packaging Systems – Packaging Systems' operating profit increased by $34.9 million, or 22.9%, in 2012, despite an unfavorable foreign exchange impact of $7.5 million. Packaging Systems' operating profit increased primarily due to the increase in Packaging Systems' gross profit described above, partially offset by increases in R&D and SG&A costs.

Delivery Systems – Delivery Systems' operating profit increased by $8.6 million, or 87.8%, in 2012, despite an unfavorable foreign exchange impact of $0.2 million. Delivery Systems' operating profit increased primarily due to the increase in Delivery Systems' gross profit described above and the recognition of development income primarily attributable to services provided to, and the reimbursement of certain costs from, a Delivery Systems' customer, both of which were partially offset by increases in R&D and SG&A costs.

Corporate – Corporate's operating loss increased by $19.3 million, or 43.1%, in 2012, primarily due to increases in stock-based compensation expense, incentive compensation costs and U.S. pension expense. The increase in stock-based compensation expense was primarily due to increased performance-based achievement levels and the impact of higher share prices on our deferred compensation plan liabilities, which are indexed to our share price. The increase in incentive compensation costs resulted from our current achievement expectations related to our incentive plans. In 2012, we also incurred incremental depreciation expense related to new information technology projects, as well as incremental depreciation expense and supply and utility costs related to our new corporate office and research building.

2011 compared to 2010

Consolidated operating profit increased by $18.9 million, or 20.8%, in 2011, including a favorable foreign exchange impact of $4.5 million. Consolidated operating profit increased primarily due to the increase in consolidated gross profit described above and the decrease in restructuring and other items previously described, both of which were partially offset by the increases in R&D costs and SG&A costs described above.

Packaging Systems – Packaging Systems' operating profit increased by $13.3 million, or 9.5%, in 2011, including a favorable foreign exchange impact of $4.3 million. Packaging Systems' operating profit increased primarily due to the increase in Packaging Systems' gross profit described above, partially offset by an increase in R&D costs primarily due to continued development and validation activities for new advanced packaging and ready-to-use components and formulations.

Delivery Systems – Delivery Systems' operating profit increased by $0.1 million, or 1.0%, in 2011. Delivery Systems' operating profit increased primarily due to the increase in Delivery Systems' gross profit described above, while its R&D costs increased primarily as a result of development work on the SmartDose electronic patch injector system.

Loss on Debt Extinguishment

During the year ended December 31, 2012, we recognized a pre-tax loss on debt extinguishment of $11.6 million related to our repurchase of our Convertible Debentures, which consisted of a $6.2 million premium over par value, $4.4 million write-off of unamortized debt issuance costs and $1.0 million in transaction costs.

Interest Expense, Net

The following table presents interest expense, net, by significant component:

	Year Ended December 31,		
($ in millions)	2012	2011	2010
Interest expense	$ 18.6	$ 19.3	$ 17.7
Capitalized interest	(1.9)	(1.1)	(0.9)
Interest income	(1.8)	(1.3)	(0.6)
Interest expense, net	$ 14.9	$ 16.9	$ 16.2

2012 compared to 2011
Interest expense, net, decreased by $2.0 million, or 11.8%, in 2012, primarily due to increased capitalized interest resulting from recently-completed or ongoing capital projects, as well as the impact of the retirement at maturity of our $50.0 million Series A floating rate notes and the expiration of the related interest rate swap agreement, which we financed under our lower-rate senior unsecured, multi-currency revolving credit facility agreement (the "New Credit Agreement"). See Note 11, *Debt*, for further discussion of the New Credit Agreement.

2011 compared to 2010
Interest expense, net, increased by $0.7 million, or 4.3%, in 2011, primarily due to increased amortization of debt-issue costs resulting from the June 2010 refinancing of our revolving credit facility and bank fees related to the construction and acquisition of our new corporate office and research building.

Income Taxes

The provision for income taxes was $32.7 million, $23.5 million and $13.6 million for the years 2012, 2011 and 2010, respectively, resulting in effective tax rates of 30.2%, 25.3% and 18.3%, respectively. The increase in the effective tax rate for 2012 primarily reflects changes in our geographic mix of earnings, the impact of the discrete tax items discussed below, and the nondeductibility of the purchase premium paid in 2012 related to the extinguishment of our convertible debt. The increase in the effective tax rate for 2012 also reflects the absence of a Research and Development tax credit in 2012, as the tax credit expired in 2011 and was not reinstated until the enactment of the American Taxpayer Relief Act of 2012 (the "Act") in January 2013. In accordance with U.S. GAAP, although the Act retroactively reinstated the tax credit for two years, from January 1, 2012 through December 31, 2013, the credit will not be taken into account for financial reporting purposes until the first quarter of 2013. Had the Act been signed prior to January 2013, our effective tax rate for 2012 would have been reduced by approximately 1.0%. The increase in the effective tax rate for 2011 primarily reflects the higher 2011 pretax income levels and geographic mix of earnings generated by the lower level of restructuring costs in the United States and our increased earnings in Europe and Asia, as well as the impact of the discrete tax items discussed below.
During 2012, as a result of the finalization of estimates of foreign tax credits available with respect to a dividend from one of our foreign subsidiaries, we reduced our foreign tax credit deferred tax asset by $1.0 million. We also

recorded a discrete tax charge of $0.8 million resulting from the impact of a change in the U.K. enacted tax rate on our deferred tax balances and recorded a $0.3 million reduction of our deferred tax assets associated with the legal restructuring of the ownership of our Puerto Rico operations.

During 2011, we recorded $1.4 million in net discrete tax charges from changes in international tax rates that affected our deferred tax carrying values.

During 2010, we recognized $1.1 million in net discrete tax benefits primarily from the resolution of tax contingencies due to the expiration of open periods in various jurisdictions and the closing of a tax audit.

As of December 31, 2012, we had $6.8 million of total gross unrecognized tax benefits, of which $6.6 million, if recognized, would favorably impact the effective income tax rate. It is reasonably possible that, due to the expiration of statutes and the closing of tax audits, the liability for unrecognized tax benefits may be reduced by approximately $2.0 million during the next twelve months, which would favorably impact our effective tax rate.

Equity in Net Income of Affiliated Companies

Equity in net income of affiliated companies represents the contribution to earnings from our 25% ownership interest in Daikyo and our 49% ownership interest in four companies in Mexico. Equity in net income of affiliated companies was $4.8 million, $6.3 million, and $4.4 million for the years 2012, 2011 and 2010, respectively. Equity in net income of affiliated companies decreased by $1.5 million, or 23.8%, in 2012, primarily due to start-up costs for a new production facility and increased SG&A costs at Daikyo. Equity in net income of affiliated companies increased by $1.9 million, or 43.2%, in 2011, primarily due to increased gross profit reported by Daikyo on higher sales of their pharmaceutical packaging products and specialty products.

Purchases from affiliates totaled $75.2 million in 2012, $66.4 million in 2011, and $49.3 million in 2010, the majority of which related to a distributorship agreement with Daikyo which allows us to purchase and re-sell Daikyo products. Sales to affiliates were $3.5 million, $4.5 million and $2.4 million in 2012, 2011, and 2010, respectively.

Net Income

Net income in 2012 was $80.7 million, or $2.30 per diluted share, compared to $75.5 million, or $2.16 per diluted share, in 2011. Our 2012 results included the impact of restructuring and related charges of $1.4 million (net of $0.7 million in tax), an impairment charge of $2.1 million (net of $1.3 million in tax), an increase in acquisition-related contingencies of $1.0 million (net of $0.2 million in tax), a loss on extinguishment of debt of $9.8 million (net of $1.8 million in tax) and discrete tax charges of $2.1 million.

Net income in 2011 was $75.5 million, or $2.16 per diluted share, compared to $65.3 million, or $1.89 per diluted share, in 2010. Our 2011 results included the impact of restructuring and related charges of $3.5 million (net of $1.8 million in tax), income from the reduction of acquisition-related contingencies of $0.2 million, special separation benefits related to the retirement of our former President and Chief Operating Officer of $1.8 million (net of $1.1 million in tax) and net discrete tax charges of $1.4 million.

Net income in 2010 was $65.3 million, or $1.89 per diluted share, compared to $72.6 million, or $2.12 per diluted share, in 2009. Our 2010 results included the impact of restructuring charges and asset impairments of $10.2 million (net of $5.7 million in tax), income from the reduction of acquisition-related contingencies of $1.6 million (net of $0.2 million in tax) and net discrete tax benefits of $1.1 million.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following table presents cash flow data for the years ended December 31:

($ in millions)	2012	2011	2010
Net cash provided by operating activities	$ 187.4	$ 130.7	$ 138.3
Net cash used in investing activities	(116.0)	(120.5)	(74.0)
Net cash used in financing activities	(3.4)	(24.7)	(34.0)

Net Cash Provided by Operating Activities

2012 compared to 2011

Net cash provided by operating activities was $187.4 million in 2012, an increase of $56.7 million from 2011. Net cash provided by operating activities increased in 2012 primarily due to the net sales and gross profit improvements achieved in both our Packaging Systems and Delivery Systems segments, lower restructuring payments, the collection of deposits and timing of other payments.

2011 compared to 2010

Net cash provided by operating activities was $130.7 million in 2011, a decrease of $7.6 million from 2010. Net cash provided by operating activities decreased in 2011 primarily due to increased payments made under our restructuring plans and a higher level of pension funding.

Net Cash Used in Investing Activities

2012 compared to 2011

Net cash used in investing activities was $116.0 million in 2012, a decrease of $4.5 million from 2011. Net cash used in investing activities decreased in 2012 primarily due to a $40.0 million net change in short-term investments, as we had net sales of short-term investments of $14.4 million in 2012, as compared to net purchases of short-term investments of $25.6 million in 2011. The short-term investments represent certificates of deposit, primarily in Israel, with maturities between three and nine months. The change related to short-term investments was partially offset by a $35.9 million increase in capital spending, to $131.3 million, in 2012. The majority of the increased capital spending was related to construction of our new corporate office and research building, which began in 2011 and settled in February 2013, information technology infrastructure improvements, and construction of our new compression-molding plant in China, for which validation activities began in January 2013 and commercial production is expected to begin in the second quarter of 2013.

2011 compared to 2010

Net cash used in investing activities was $120.5 million in 2011, an increase of $46.5 million from 2010. Net cash used in investing activities increased in 2011 primarily due to a $24.3 million increase in capital spending and a $23.9 million increase in net purchases of short-term investments. The short-term investments represent certificates of deposit, primarily in Israel, with maturities between three and nine months. The majority of the increased capital spending was related to the expansion in capacity for manufacturing Daikyo Crystal Zenith syringes at our Scottsdale, AZ facility, as well as construction on our new compression-molding plant in China and construction of our new corporate office and research building that began in 2011.

Net Cash Used in Financing Activities

2012 compared to 2011

Net cash used in financing activities was $3.4 million in 2012, a decrease of $21.3 million from 2011. On June 11, 2012, we repurchased $158.4 million in aggregate principal amount of our Convertible Debentures. The total cash payment was $165.6 million, which included the par value of the Convertible Debentures, the purchase premium, and related transaction costs. On July 5, 2012, we concluded a private placement issuance of $168.0 million in senior unsecured notes varying in maturities from 10 – 15 years (the "Notes"). On July 30, 2012, we used a portion of our New Credit Agreement to repay our $50.0 million Series A floating rate notes that matured on July 28, 2012.

Net cash used in financing activities for 2012 included an overall increase in net revolving credit facility borrowings from 2011 and debt issuance costs of $7.5 million, which primarily consisted of the settlement payment made by us for the two forward treasury lock agreements that we entered into, and subsequently terminated, during 2012. See Note 12, *Derivative Financial Instruments*, and Note 11, *Debt,* for further discussion. We used cash generated from operations and net borrowings to fund our repurchase of our Convertible Debentures, working capital needs, capital expenditures and pension obligations, and to pay dividends.

We paid cash dividends totaling $24.9 million ($0.73 per share) and $23.2 million ($0.69 per share) during 2012 and 2011, respectively.

2011 compared to 2010

Net cash used in financing activities was $24.7 million in 2011, a decrease of $9.3 million from 2010. Net cash used in financing activities decreased in 2011 primarily due to a reduction in net revolving credit facility repayments from 2010. In December 2011, through a series of intercompany dividends from our international subsidiaries to the United States, we repatriated cash, which was subsequently used to pay down some of our outstanding debt, for general corporate purposes, and to increase our U.S. cash reserves.

We paid cash dividends totaling $23.2 million ($0.69 per share) and $21.7 million ($0.65 per share) during the years ended December 31, 2011 and 2010, respectively.

Liquidity and Capital Resources

The table below presents selected liquidity and capital measures as of:

($ in millions)	December 31, 2012	December 31, 2011
Cash and cash equivalents	$ 161.9	$ 91.8
Short-term investments	$ 12.4	$ 26.5
Working capital	$ 295.5	$ 228.8
Total debt	$ 411.5	$ 349.4
Total equity	$ 728.9	$ 654.9
Net debt-to-total invested capital	25.5%	28.2%

Cash and cash equivalents include all instruments that have maturities of ninety days or less when purchased. Short-term investments include all instruments that have maturities between ninety-one days and one year when purchased. Working capital is defined as current assets less current liabilities. Net debt is defined as total debt less cash and cash equivalents, and total invested capital is defined as the sum of net debt and total equity.

Cash and cash equivalents – Our cash and cash equivalents balance at December 31, 2012 consisted of cash held in cash depository accounts with banks around the world and cash invested in high-quality, short-term investments. The cash and cash equivalents balance at December 31, 2012 included $150.1 million of cash held by subsidiaries outside of the United States, primarily in Germany, Israel, Singapore, and Ireland, which is available to fund operations and growth of non-U.S. subsidiaries. Bringing the cash into the United States could trigger U.S. federal, state and local income tax obligations, however, we may temporarily access cash held by our non-U.S. subsidiaries without becoming subject to U.S. income tax by entering into short-term intercompany loans.

Working capital - Working capital at December 31, 2012 increased by $66.7 million, or 29.2%, during 2012, including an increase of $2.5 million due to foreign currency translation. Excluding the impact of currency exchange rates, cash and cash equivalents, accounts receivable and inventories increased by $68.0 million, $25.7 million and $8.9 million, respectively, partially offset by an increase in total current liabilities of $15.9 million. The increased accounts receivable balance was primarily the result of the increase in net sales described above, particularly net sales outside of the United States, where payment cycles are typically longer, while the increase in current liabilities was primarily due to increases in accounts payable, accrued salaries, wages and benefits and other current liabilities, all of which were partially offset by a decrease in notes payable and other current debt. Working capital also increased during 2012 as a result of the reclassification of the obligations associated with our new corporate office and research building as of December 31, 2012 from current liabilities to long-term debt as of December 31, 2012, as described in more detail below.

Debt and credit facilities - The $62.1 million increase in total debt at December 31, 2012, as compared to December 31, 2011, resulted from net borrowings and related debt activity of $60.3 million and foreign exchange rate fluctuations of $1.8 million.

Our sources of liquidity include our New Credit Agreement entered into on April 27, 2012. This agreement replaces our prior $225.0 million revolving credit facility, which was scheduled to expire in June 2014. The New Credit Agreement, which expires in April 2017, contains a $300.0 million committed credit facility and an accordion feature allowing the maximum to be increased through a term loan to $350.0 million upon approval by the banks. Up to $30.0 million of the credit facility is available for swing-line loans and up to $30.0 million is available for the issuance of letters of credit. Borrowings under the revolving credit facility bear interest at a rate equal to LIBOR plus a margin ranging from 1.25 to 2.25 percentage points, which is based on the ratio of our senior debt to modified EBITDA. At December 31, 2012, we had $71.5 million in outstanding borrowings under this facility, of which $5.7 million was classified as short-term based upon our intent to repay this portion within the next twelve months and $65.8 million was classified as long-term based upon our intent and ability to continue the loans beyond one year. On June 11, 2012, we used our revolving credit facility to fund our repurchase of our Convertible Debentures, which is discussed further in Note 11, *Debt*. We had $224.9 million of borrowing capacity available under this facility at December 31, 2012. We do not expect limitations on our ability to access this source of funds.

In addition, we have a $50.0 million revolving credit facility. In February 2013, we borrowed $42.8 million under this facility, primarily to finance the construction and acquisition of our new corporate office and research building. Construction was completed and settlement occurred in February 2013, at which point the revolving loan balance converted to a five-year term loan. Borrowings under the loan bear interest at a variable rate equal to one-month LIBOR plus a margin of 1.50 percentage points. In anticipation of this debt, in 2011, we entered into a forward-start interest rate swap which effectively fixes the interest rate at 5.41% for the five-year period beginning in the first quarter of 2013. As of December 31, 2012, there was $35.3 million in obligations related to the construction and acquisition of our new corporate office and research building. In accordance with U.S. GAAP, we reclassified these obligations from current liabilities to long-term debt as of December 31, 2012, as it was our intention at that time to refinance the short-term obligations on a long-term basis and we consummated the refinancing prior to the issuance of our Form 10-K.

On July 5, 2012, we concluded a private placement issuance of $168.0 million in Notes. The Notes rank pari passu with our other senior unsecured debt. The proceeds from the issuance reduced indebtedness under our New Credit Agreement that was incurred to finance our repurchase of our Convertible Debentures discussed above. The weighted average of the coupon interest rates on the Notes is 3.87%. In anticipation of this issuance, we entered into two treasury lock agreements for a total notional amount of $160.0 million, which were designated as cash flow hedges. On June 19, 2012, the date the pricing for the Notes was finalized, both treasury locks were terminated, resulting in a $4.6 million loss, which was reflected in accumulated other comprehensive income and which will be expensed over the life of the Notes. This loss, in addition to transaction costs incurred, increased the annual effective rate of interest on the Notes to an estimated 4.16%.

On July 30, 2012, we used a portion of our New Credit Agreement to repay our $50.0 million Series A floating rate notes that matured on July 28, 2012.

Refer to Note 12, *Derivative Financial Instruments*, for further discussion of the interest-rate hedges mentioned above.

Pursuant to the financial covenants in our debt agreements, we are required to maintain established interest coverage ratios and to not exceed established leverage ratios. In addition, the agreements contain other customary covenants, none of which we consider restrictive to our operations. At December 31, 2012, we were in compliance with all of our debt covenants, and we expect to continue to be in compliance with the terms of these agreements throughout 2013.

We believe that cash on hand and cash generated from operations, together with availability under our New Credit Agreement, will be adequate to address our foreseeable liquidity needs based on our current expectations of our business operations, capital expenditures and scheduled payments of debt obligations.

Contingent Consideration

The fair value of the SmartDose contingent consideration was determined at the acquisition date using a probability-weighted income approach, and is revalued at each reporting date or more frequently if circumstances dictate. Changes in the fair value of this obligation are recorded as income or expense within restructuring and other items in our condensed consolidated statements of income. The significant unobservable inputs used in the fair value measurement of our contingent consideration are the sales projections and the discount rate used in the calculation. Significant increases or decreases in any of those inputs in isolation would result in a significantly lower or higher fair value measurement. As development and commercialization of our SmartDose electronic patch injector system progresses, we may need to update the sales projections and the discount rate used. This could result in an increase or decrease to the contingent consideration liability.

Commitments and Contractual Obligations

The following table summarizes our contractual obligations and commitments at December 31, 2012. These obligations are not expected to have a material impact on liquidity.

		Payments Due By Period			
($ in millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Purchase obligations [1]	$ 34.4	$ 26.6	$ 5.3	$ 2.5	$ —
Long-term debt	410.8	32.7	25.1	146.6	206.4
Interest on long-term debt and interest rate swaps [2]	115.1	14.9	28.7	19.2	52.3
Capital lease obligations	0.7	—	—	0.7	—
Operating lease obligations	53.1	9.1	15.5	10.0	18.5
Other long-term liabilities [3]	30.8	0.4	2.3	5.1	23.0
Total contractual obligations[4]	$ 644.9	$ 83.7	$ 76.9	$ 184.1	$ 300.2

(1) Our business creates a need to enter into various commitments with suppliers. In accordance with U.S. GAAP, these purchase obligations are not reflected in the accompanying consolidated balance sheets. These purchase commitments do not exceed our projected requirements and are in the normal course of business. In addition, we expect to incur $9.9 million in capital expenditures related to our new corporate office and research building during the first half of 2013.

(2) For fixed-rate long-term debt, interest was based on principal amounts and fixed coupon rates at year end. Future interest payments on variable-rate debt were calculated using principal amounts and the applicable ending interest rate at year end. Interest on fixed-rate derivative instruments was based on notional amounts and fixed interest rates contractually obligated at year end.

(3) Represents acquisition-related contingencies. In connection with certain business acquisitions, we agreed to make payments to the sellers when and if certain operating milestones are achieved such as sales and operating income targets.

(4) This table does not include obligations pertaining to pension and postretirement benefits because the actual amount and timing of future contributions may vary significantly depending upon plan asset performance, benefit payments, and other factors. The minimum required contributions to our plans are expected to be $7.7 million in 2013. See Note 14, *Benefit Plans*, for estimated benefit payments over the next ten years.

Reserves for uncertain tax positions - The table above does not include $6.8 million of total gross unrecognized tax benefits as of December 31, 2012. Due to the high degree of uncertainty regarding the timing of potential cash flows, we cannot reasonably estimate the settlement periods for amounts which may be paid.

Letters of credit - We have letters of credit totaling $3.6 million supporting the reimbursement of workers' compensation and other claims paid on our behalf by insurance carriers. The accrual for insurance obligations was $9.5 million at December 31, 2012, of which $5.6 million is in excess of our deductible and, therefore, is reimbursable by the insurance company.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2012, we had no off-balance sheet financing arrangements other than operating leases, unconditional purchase obligations incurred in the ordinary course of business and outstanding letters of credit related to various insurance programs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis addresses consolidated financial statements that are prepared in accordance with U.S. GAAP. The application of these principles requires management to make estimates and assumptions, some of which are subjective and complex, that affect the amounts reported in the consolidated financial statements. We believe the following accounting policies and estimates are critical to understanding and evaluating our results of operations and financial position:

Revenue Recognition: Revenue is recognized when persuasive evidence of a sales arrangement exists, title and risk of loss have transferred, the selling price is fixed or determinable, and collectability is reasonably assured. Generally, sales are recognized upon shipment or upon delivery to our customers' site, based upon shipping terms or legal requirements. Some customers receive pricing rebates upon attaining established sales volumes. We record rebate costs when sales occur based on our assessment of the likelihood that the required volumes will be attained. We also establish product return liabilities for customer quality claims, as we believe that we are able to reasonably estimate the amount of returns based on our substantial historical experience.

Impairment of Long-Lived Assets: Long-lived assets, including property, plant and equipment, are tested for impairment whenever circumstances indicate that the carrying value of these assets may not be recoverable. An asset is considered impaired if the carrying value of the asset exceeds the sum of the future expected undiscounted cash flows to be derived from the asset. Once an asset is considered impaired, an impairment loss is recorded within restructuring and other items for the difference between the asset's carrying value and its fair value. For assets held and used in the business, management determines fair value using estimated future cash flows to be derived from the asset, discounted to a net present value using an appropriate discount rate. For assets held for sale or for investment purposes, management determines fair value by estimating the proceeds to be received upon sale of the asset, less disposition costs.

During 2012, as a result of continuing delays and lower-than-expected demand, we updated the sales projections related to one of our Delivery Systems' product lines. The revised projections triggered an impairment review of the associated assets. Our review concluded that the estimated fair value of the product line no longer exceeded the carrying value of the related assembly equipment and intangible asset and, therefore, an impairment charge of $3.4 million was recorded, $3.2 million of which was for the related assembly equipment. We estimated the fair value of the asset group using an income approach based on discounted cash flows.

Impairment of Goodwill and Other Intangible Assets: Goodwill and indefinite-lived intangible assets are tested for impairment at least annually, following the completion of our annual budget and long-range planning process, or whenever circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill is tested for impairment as part of the reporting unit to which it belongs. Our reporting units are the same as, or one level below, our operating segments. The goodwill impairment test first requires a comparison of the fair value of each reporting unit to its carrying amount, including goodwill. If the carrying amount exceeds fair value, a second step must be performed. The second step requires the comparison of the carrying amount of the goodwill to its implied fair value, which is calculated as if the reporting unit had just been acquired as of the testing date. Any excess of the carrying amount of goodwill over the implied fair value would represent an impairment loss. Considerable management judgment is necessary to estimate fair value. Amounts and assumptions used in our goodwill impairment test, such as future sales, future cash flows and long-term growth rates, are consistent with internal projections and operating plans. Amounts and assumptions used in our goodwill impairment test are also largely dependent on the continued sale of drug products delivered by injection and the packaging of drug products, as well as our timeliness and success in new-product innovation or the development and commercialization of proprietary multi-component systems. Changes in the estimate of fair value, including the estimate of future cash flows, could have a material impact on our future results of operations and financial position. No impairment in the carrying value of our reporting units was evident as a result of our annual review of goodwill. With the exception of our Delivery Systems' Americas reporting unit, which had a fair value in excess of its carrying value by 20% and which is largely dependent on the continued and anticipated demand for certain of its products, including Daikyo Crystal Zenith products, each of our reporting units whose assets included goodwill had a fair value in excess of its respective carrying value by at least 40%. At December 31, 2012, the goodwill associated with the Delivery Systems' Americas reporting unit equaled $31.9 million, or 28.4% of our total goodwill.

Certain trademarks and in-process R&D have been determined to have indefinite lives and, therefore, are not subject to amortization. Impairment testing for indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the asset, and any excess carrying value would represent an impairment. Fair values are determined using discounted cash flow analyses. Changes in the estimate of fair value could have a material impact on our future results of operations and financial position. No impairment was evident as a result of our annual review of indefinite-lived intangible assets.

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, and reviewed for impairment whenever circumstances indicate that the carrying value of these assets may not be recoverable.

As discussed above, during 2012, an impairment charge of $3.4 million was recorded as the estimated fair value of one of our Delivery Systems' product lines no longer exceeded the carrying value of the related assembly equipment and intangible asset. The impairment charge for the intangible asset was $0.2 million. See above for further discussion.

Employee Benefits: We maintain funded and unfunded defined benefit pension plans in the United States and a number of other countries that cover employees that meet eligibility requirements. In addition, we sponsor postretirement benefit plans which provide healthcare benefits for eligible employees who retire or become disabled. The measurement of annual cost and obligations under these defined benefit postretirement plans is subject to a number of assumptions, which are specific for each of our U.S. and foreign plans. The assumptions, which are reviewed at least annually, are relevant to both the plan assets (where applicable) and the obligation for benefits that will ultimately be provided to our employees. Two of the most critical assumptions in determining pension and retiree medical plan expense are the discount rate and expected long-term rate of return on plan assets. Other assumptions reflect demographic factors such as retirement age, rates of compensation increases, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. For our funded plans, we consider the current and expected asset allocations of our plan assets, as well as historical and expected rates of return in estimating the long-term rate of return on plan assets. Under U.S. GAAP, differences between actual and expected results are generally accumulated in other comprehensive income (loss) as actuarial gains or losses and subsequently amortized into earnings over future periods.

Changes in key assumptions could have a material impact on our future results of operations and financial position. We estimate that every 25 basis point reduction in our long-term rate of return assumption would increase pension expense by $0.5 million, and every 25 basis point reduction in our discount rate would increase pension expense by $0.5 million. A decrease in the discount rate increases the present value of benefit obligations. Our net pension underfunded balance at December 31, 2012 was $112.2 million, compared to $106.6 million at December 31, 2011. Our underfunded balance for other postretirement benefits was $26.0 million at December 31, 2012, compared to $21.7 million at December 31, 2011.

Income Taxes: We estimate income taxes payable based upon current domestic and international tax legislation. In addition, deferred income tax assets and liabilities are established to recognize differences between the tax basis and financial statement carrying values of assets and liabilities. We maintain valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. The recoverability of tax assets is subject to our estimates of future profitability, generally at the respective subsidiary company and country level. Changes in tax legislation, business plans and other factors may affect the ultimate recoverability of tax assets or final tax payments, which could result in adjustments to tax expense in the period such change is determined.

When accounting for uncertainty in income taxes recognized in our financial statements, we apply a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

See Note 1, *Summary of Significant Accounting Policies* and Note 17, *New Accounting Standards*, to our consolidated financial statements for additional information on accounting and reporting standards considered in the preparation and presentation of our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risk factors such as fluctuating interest rates, foreign currency exchange rates and increasing commodity prices. These risk factors can impact our results of operations, cash flows and financial position. To manage these risks, we periodically enter into derivative financial instruments such as interest rate swaps, call options and forward exchange contracts for periods consistent with and for notional amounts equal to or less than the underlying exposures. In accordance with Company policy, derivative financial instruments are not used for speculation or trading purposes.

Foreign Currency Exchange Risk

We have subsidiaries outside the United States accounting for over 50% of consolidated net sales. Virtually all of these sales and related operating costs are denominated in the currency of the local country and translated into U.S. dollars for consolidated reporting purposes. Although the majority of the assets and liabilities of these subsidiaries are denominated in the functional currency of the subsidiary, they may also hold assets or liabilities denominated in other currencies. These items may give rise to foreign currency transaction gains and losses. As a result, our results of operations and financial position are exposed to changing currency exchange rates. We periodically use forward contracts to hedge certain transactions or to neutralize month-end balance sheet exposures on cross-currency intercompany loans.

We have designated our €81.5 million Euro-denominated notes as a hedge of our net investment in certain European subsidiaries. We also have a 500.0 million Yen-denominated note payable which has been designated as a hedge of our net investment in our Japanese affiliate. At December 31, 2012, a cumulative foreign currency translation loss on these net investment hedges of $4.9 million (net of tax of $3.1 million) was recorded within accumulated other comprehensive income.

Interest Rate Risk

As a result of our normal borrowing activities, we have long-term debt with both fixed and variable interest rates. Long-term debt consists of senior notes, convertible debentures, revolving credit facilities and capital lease obligations. Our exposures to fluctuations in interest rates are managed to the extent considered necessary by entering into interest rate swap agreements.

The following table summarizes our interest rate risk-sensitive instruments:

($ in millions)	2013	2014	2015	2016	2017	Thereafter	Carrying Value	Fair Value
Current Debt and Capital Leases:								
Euro denominated	$26.9	—	—	—	—	—	$ 26.9	$ 26.9
Average interest rate - fixed	4.2%							
U.S. dollar denominated	0.1	—	—	—	—	—	0.1	0.1
Average interest rate - fixed	8.4%							
U.S. dollar denominated	5.7	—	—	—	—	—	5.7	5.7
Average interest rate - variable	1.7%							
Long-Term Debt and Capital Leases:								
U.S. dollar denominated (1)	—	—	25.0	—	60.0	35.3	120.3	119.7
Average interest rate - variable			1.2%		1.7%	5.4%		
U.S. dollar denominated	—	0.1	—	—	—	171.1	171.2	172.4
Average interest rate - fixed		8.4%				3.9%		
Euro denominated	—	—	—	81.5	—	—	81.5	88.1
Average interest rate - fixed				4.4%				
Yen denominated	—	—	—	—	5.8	—	5.8	5.8
Average interest rate - variable					1.6%			

(1) As of December 31, 2012, we have two interest rate swap agreements outstanding. The first agreement is designed to protect against volatility in variable interest rates payable on our $25.0 million senior floating rate notes maturing July 28, 2015 ("Series B Notes"). During the first quarter of 2013, we borrowed $42.8 million pursuant to a five-year term loan with a variable interest rate. In anticipation of this debt, in 2011, we entered into a forward-start interest rate swap to hedge the variability in cash flows due to changes in the applicable interest rate over the five-year period beginning in the first quarter of 2013. At December 31, 2012, these agreements had a fair value of $8.6 million, unfavorable to the Company, which was recorded as a noncurrent liability. Refer to Note 12, *Derivative Financial Instruments*, for additional information on these interest rate hedges.

Commodity Price Risk

Many of our Packaging Systems products are made from synthetic elastomers, which are derived from the petroleum refining process. We purchase the majority of our elastomers via long-term supply contracts, some of which contain clauses that provide for surcharges related to fluctuations in crude oil prices. In recent years, increases in raw material costs have had an adverse impact on us. We expect the volatility in raw material prices to continue. We will continue to pursue pricing and hedging strategies, and ongoing cost control initiatives to offset the effects on gross profit.

In May 2012, we purchased a series of call options intended to mitigate our exposure to such oil-based surcharges and protect operating cash flows with regard to a portion of our forecasted elastomer purchases during the months of July through October 2012, by capping our cost of the crude oil component of elastomer prices. This allows us to limit our exposure to increasing petroleum prices. These call options were not designated as hedging instruments. As of December 31, 2012, there were no options outstanding.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED STATEMENTS OF INCOME

West Pharmaceutical Services, Inc. and Subsidiaries for the years ended December 31, 2012, 2011 and 2010
(In millions, except per share data)

	2012	2011	2010
Net sales	$ 1,266.4	$ 1,192.3	$ 1,104.7
Cost of goods and services sold	878.7	853.0	786.6
Gross profit	387.7	339.3	318.1
Research and development	33.2	29.1	23.9
Selling, general and administrative expenses	218.1	191.1	187.7
Restructuring and other items (Note 3)	1.3	9.5	15.8
Operating profit	135.1	109.6	90.7
Loss on debt extinguishment	11.6	—	—
Interest expense	16.7	18.2	16.8
Interest income	1.8	1.3	0.6
Income before income taxes	108.6	92.7	74.5
Income tax expense	32.7	23.5	13.6
Equity in net income of affiliated companies	4.8	6.3	4.4
Net income	$ 80.7	$ 75.5	$ 65.3
Net income per share:			
Basic	$ 2.37	$ 2.24	$ 1.96
Diluted	$ 2.30	$ 2.16	$ 1.89
Weighted average shares outstanding:			
Basic	34.0	33.7	33.3
Diluted	35.9	37.0	36.7
Dividends declared per share	$ 0.74	$ 0.70	$ 0.66

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

West Pharmaceutical Services, Inc. and Subsidiaries for the years ended December 31, 2012, 2011 and 2010
(In millions)

	2012	2011	2010
Net income	$ 80.7	$ 75.5	$ 65.3
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	7.0	(11.8)	(13.0)
Defined benefit pension and other postretirement plans:			
Prior service credit arising during period, net of tax of $2.0	—	—	3.2
Net actuarial loss arising during period, net of tax of $(6.2), $(17.9) and $(2.6)	(13.2)	(30.1)	(5.0)
Curtailment arising during period, net of tax of $(0.2)	—	(0.4)	—
Settlement effects arising during period, net of tax of $0.3	—	0.5	—
Less: amortization of actuarial loss, net of tax of $2.8, $2.2 and $2.1	5.7	3.8	3.4
Less: amortization of prior service credit, net of tax of $(0.5), $(0.5) and $(0.4)	(0.8)	(0.9)	(0.6)
Less: amortization of transition obligation	0.1	0.1	0.1
Net gains on investment securities, net of tax of $0.2, $0.2 and $0.4	0.4	0.3	0.6
Net losses on derivatives, net of tax of $(2.1), $(1.1) and $(0.2)	(3.6)	(1.7)	(0.3)
Other comprehensive loss, net of tax	(4.4)	(40.2)	(11.6)
Comprehensive income	$ 76.3	$ 35.3	$ 53.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

West Pharmaceutical Services, Inc. and Subsidiaries at December 31, 2012 and 2011
(In millions, except per share data)

	2012	2011
ASSETS		
Current assets:		
Cash, including cash equivalents	$ 161.9	$ 91.8
Short-term investments	12.4	26.5
Accounts receivable, net	175.0	147.2
Inventories	162.2	151.8
Deferred income taxes	7.7	7.9
Other current assets	38.1	46.8
Total current assets	557.3	472.0
Property, plant and equipment	1,274.8	1,136.8
Less accumulated depreciation and amortization	605.8	543.2
Property, plant and equipment, net	669.0	593.6
Investments in affiliated companies	59.8	56.2
Goodwill	112.5	111.5
Deferred income taxes	90.3	85.1
Intangible assets, net	50.6	52.0
Other noncurrent assets	24.5	28.7
Total Assets	$ 1,564.0	$ 1,399.1
LIABILITIES AND EQUITY		
Current liabilities:		
Notes payable and other current debt	$ 32.7	$ 50.1
Accounts payable	102.9	89.8
Pension and other postretirement benefits	2.8	2.3
Accrued salaries, wages and benefits	56.5	45.0
Income taxes payable	15.6	7.8
Taxes other than income	7.8	9.5
Other current liabilities	43.5	38.7
Total current liabilities	261.8	243.2
Long-term debt	378.8	299.3
Deferred income taxes	20.8	21.6
Pension and other postretirement benefits	135.4	126.0
Other long-term liabilities	38.3	54.1
Total Liabilities	835.1	744.2
Commitments and contingencies (Note 16)		
Equity:		
Preferred stock, 3.0 million shares authorized; 0 shares issued and 0 shares outstanding in 2012 and 2011	—	—
Common stock, par value $.25 per share; 50.0 million shares authorized; shares issued: 34.4 million in 2012 and 34.3 million in 2011; shares outstanding: 34.3 million in 2012 and 33.7 million in 2011	8.6	8.6
Capital in excess of par value	79.3	76.3
Retained earnings	719.9	664.5
Accumulated other comprehensive loss	(75.9)	(71.5)
Treasury stock, at cost (0.1 million shares in 2012; 0.6 million shares in 2011)	(3.0)	(23.0)
Total Equity	728.9	654.9
Total Liabilities and Equity	$ 1,564.0	$ 1,399.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF EQUITY

West Pharmaceutical Services, Inc. and Subsidiaries for the years ended December 31, 2012, 2011 and 2010

(In millions)

	Common Shares Issued	Common Stock	Capital in Excess of Par Value	Number of Treasury Shares	Treasury Stock	Retained earnings	Accumulated other comprehensive loss	Total
Balance, December 31, 2009	34.3	$ 8.6	$ 72.9	1.3	$ (52.1)	$ 569.4	$ (19.7)	$ 579.1
Net income						65.3		65.3
Stock-based compensation			6.7					6.7
Shares issued under stock plans			(4.4)	(0.4)	12.7			8.3
Shares repurchased for employee tax withholdings				0.1	(2.1)			(2.1)
Excess tax benefit from employee stock plans			2.1					2.1
Dividends declared						(22.1)		(22.1)
Other comprehensive loss, net of tax							(11.6)	(11.6)
Balance, December 31, 2010	34.3	8.6	77.3	1.0	(41.5)	612.6	(31.3)	625.7
Net income						75.5		75.5
Stock-based compensation			8.6					8.6
Shares issued under stock plans			(13.1)	(0.5)	22.0			8.9
Shares repurchased for employee tax withholdings				0.1	(3.5)			(3.5)
Excess tax benefit from employee stock plans			3.5					3.5
Dividends declared						(23.6)		(23.6)
Other comprehensive loss, net of tax							(40.2)	(40.2)
Balance, December 31, 2011	34.3	8.6	76.3	0.6	(23.0)	664.5	(71.5)	654.9
Net income						80.7		80.7
Stock-based compensation			10.9					10.9
Shares issued under stock plans	0.1		(12.5)	(0.6)	24.4			11.9
Shares repurchased for employee tax withholdings			(0.3)	0.1	(4.4)			(4.7)
Excess tax benefit from employee stock plans			4.9					4.9
Dividends declared						(25.3)		(25.3)
Other comprehensive loss, net of tax							(4.4)	(4.4)
Balance, December 31, 2012	34.4	$ 8.6	$ 79.3	0.1	$ (3.0)	$ 719.9	$ (75.9)	$ 728.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

West Pharmaceutical Services, Inc. and Subsidiaries for the years ended December 31, 2012, 2011 and 2010
(In millions)

	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 80.7	$ 75.5	$ 65.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	72.8	71.1	68.8
Amortization	4.1	4.6	4.4
Loss on debt extinguishment	11.6	—	—
Stock-based compensation	15.5	8.4	7.8
Loss (gain) on sales of equipment	1.7	(0.2)	0.7
Asset impairments	6.2	—	4.4
Deferred income taxes	5.3	2.9	(1.8)
Pension and other retirement plans, net	(2.7)	(4.5)	5.4
Equity in undistributed earnings of affiliates, net of dividends	(4.5)	(6.0)	(4.2)
Changes in assets/liabilities, net of acquisitions:			
(Increase) decrease in accounts receivable	(25.7)	(25.5)	9.4
Increase in inventories	(8.9)	(9.3)	(20.7)
Decrease (increase) in other current assets	5.8	(3.1)	(3.9)
Increase (decrease) in accounts payable	5.8	24.6	(0.3)
Changes in other assets and liabilities	19.7	(7.8)	3.0
Net cash provided by operating activities	187.4	130.7	138.3
Cash flows from investing activities:			
Capital expenditures	(131.3)	(95.4)	(71.1)
Acquisition of patents and other long-term assets	(0.7)	(1.4)	(2.7)
Acquisition of businesses, net of cash acquired	—	—	(3.7)
Sales of investments	45.6	15.6	8.9
Purchases of investments	(31.2)	(41.2)	(7.2)
Other, net	1.6	1.9	1.8
Net cash used in investing activities	(116.0)	(120.5)	(74.0)
Cash flows from financing activities:			
Borrowings under revolving credit agreements	568.3	193.4	26.6
Repayments under revolving credit agreements	(502.6)	(199.9)	(39.8)
Debt issuance costs	(7.5)	(0.3)	(1.7)
Payment of long-term debt	(165.5)	—	—
Long-term debt borrowings	168.0	—	—
Changes in other debt	(50.3)	(0.5)	(1.1)
Dividend payments	(24.9)	(23.2)	(21.7)
Issuance of common stock from treasury	10.9	5.8	3.7
Excess tax benefit from employee stock plans	4.9	3.5	2.1
Shares repurchased for employee tax withholdings	(4.7)	(3.5)	(2.1)
Net cash used in financing activities	(3.4)	(24.7)	(34.0)
Effect of exchange rates on cash	2.1	(3.9)	(3.2)
Net increase (decrease) in cash and cash equivalents	70.1	(18.4)	27.1
Cash, including cash equivalents at beginning of period	91.8	110.2	83.1
Cash, including cash equivalents at end of period	$ 161.9	$ 91.8	$ 110.2
Supplemental cash flow information:			
Interest paid, net of amounts capitalized	$ 15.3	$ 18.2	$ 16.8
Income taxes paid, net	$ 16.1	$ 20.4	$ 16.5
Accrued capital expenditures	$ 54.3	$ 33.8	$ 7.1
Dividends declared, not paid	$ 6.5	$ 6.1	$ 5.7

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of West Pharmaceutical Services, Inc. and its majority-owned subsidiaries (which may be referred to as "West", the "Company", "we", "us" or "our") after the elimination of intercompany transactions. We have no participation or other rights in variable interest entities.

Reclassifications: Certain reclassifications were made to prior period financial statements to conform to the current year presentation.

Use of Estimates: The financial statements are prepared in conformity with U.S. GAAP. These principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingencies in the financial statements. Actual amounts realized may differ from these estimates.

Cash and Cash Equivalents: Cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with maturities of three months or less at the time of purchase.

Accounts Receivable: Our accounts receivable balance was net of an allowance for doubtful accounts of $0.5 million and $0.3 million at December 31, 2012 and 2011, respectively. We record the allowance based on a specific identification methodology.

Inventories: Inventories are valued at the lower of standard cost (which approximates actual cost on a first-in-first-out basis) or market. The following is a summary of inventories at December 31:

($ in millions)	2012	2011
Finished goods	$ 70.9	$ 67.1
Work in process	23.6	19.6
Raw materials	67.7	65.1
	$ 162.2	$ 151.8

Property, Plant and Equipment: Property, plant and equipment assets are carried at cost. Maintenance and minor repairs and renewals are charged to expense as incurred. Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and immediately expensed for preliminary project activities or post-implementation activities. Upon sale or retirement of depreciable assets, costs and related accumulated depreciation are eliminated, and gains or losses are recognized in restructuring and other items. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets, or the remaining term of the lease, if shorter.

Impairment of Goodwill and Other Intangible Assets: Goodwill and indefinite-lived intangibles are tested for impairment at least annually, following the completion of our annual budget and long-range planning process, or whenever circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill is tested for impairment as part of the reporting unit to which it belongs. Our reporting units are the same as, or one level below, our operating segments. The goodwill impairment test first requires a comparison of the fair value of each reporting unit to its carrying amount, including goodwill. If the carrying amount exceeds fair value, a second step must be performed. The second step requires the comparison of the carrying amount of the goodwill to its implied fair value, which is calculated as if the reporting unit had just been acquired as of the testing date. Any excess of the carrying amount of goodwill over the implied fair value would represent an impairment loss.

Certain trademarks and in-process R&D have been determined to have indefinite lives and, therefore, are not subject to amortization. Impairment testing for indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the asset, and any excess carrying value would represent an impairment. Fair values are determined using discounted cash flow analyses.

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives of 5 to 25 years, and reviewed for recovery whenever circumstances indicate that the carrying value of these assets may not be recoverable.

Impairment of Long-Lived Assets: Long-lived assets, including property, plant and equipment, are tested for impairment whenever circumstances indicate that the carrying value of these assets may not be recoverable. An asset is considered impaired if the carrying value of the asset exceeds the sum of the future expected undiscounted cash flows to be derived from the asset. Once an asset is considered impaired, an impairment loss is recorded within restructuring and other items for the difference between the asset's carrying value and its fair value. For assets held and used in the business, management determines fair value using estimated future cash flows to be derived from the asset, discounted to a net present value using an appropriate discount rate. For assets held for sale or for investment purposes, management determines fair value by estimating the proceeds to be received upon sale of the asset, less disposition costs.

Employee Benefits: The measurement of the obligations under our defined benefit pension and postretirement medical plans are subject to a number of assumptions. These include the rate of return on plan assets (for funded plans) and the rate at which the future obligations are discounted to present value. U.S. GAAP requires the recognition of an asset or liability for the funded status of a defined benefit postretirement plan, as measured by the difference between the fair value of plan assets, if any, and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement plan, such as a retiree health plan, the benefit obligation is the accumulated postretirement benefit obligation. See Note 14, *Benefit Plans*, for a more detailed discussion of our pension and other retirement plans.

Financial Instruments: All derivatives are recognized as either assets or liabilities in the balance sheet and recorded at their fair value. For a derivative designated as hedging the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income, net of tax, and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the derivative's gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a derivative designated as hedging the foreign currency exposure of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income, net of tax, as part of the cumulative translation adjustment. The ineffective portion of any derivative used in a hedging transaction is recognized immediately into earnings. Derivative financial instruments that are not designated as hedges are also recorded at fair value, with the change in fair value recognized immediately into earnings. We do not purchase or hold any derivative financial instrument for investment or trading purposes.

Foreign Currency Translation: Foreign currency transaction gains and losses are recognized in the determination of net income. Foreign currency translation adjustments of subsidiaries and affiliates operating outside of the United States are accumulated in other comprehensive income, a separate component of equity.

Revenue Recognition: Revenue is recognized when persuasive evidence of a sales arrangement exists, title and risk of loss have transferred, the selling price is fixed or determinable, and collectability is reasonably assured. Generally, sales are recognized upon shipment or upon delivery to our customers' site, based upon shipping terms or legal requirements. Some customers receive pricing rebates upon attaining established sales volumes. We record rebate costs when sales occur based on our assessment of the likelihood that the required volumes will be attained. We also establish product return liabilities for customer quality claims, as we believe that we are able to reasonably estimate the amount of returns based on our substantial historical experience.

Shipping and Handling Costs: Shipping and handling costs are included in cost of goods and services sold. Shipping and handling costs billed to customers in connection with the sale are included in net sales.

Research and Development: Research and development expenditures are for the creation, engineering and application of new or improved products and processes. Expenditures include primarily salaries and outside services for those directly involved in research and development activities and are expensed as incurred.

Environmental Remediation and Compliance Costs: Environmental remediation costs are accrued when such costs are probable and reasonable estimates are determinable. Cost estimates include investigation, cleanup and monitoring activities; such estimates are adjusted, if necessary, based on additional findings. Environmental compliance costs are expensed as incurred as part of normal operations.

Litigation: From time to time, we are involved in product liability matters and other legal proceedings and claims generally incidental to our normal business activities. In accordance with U.S. GAAP, we accrue for loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These estimates are based on an analysis made by internal and external legal counsel considering information known at the time. Legal costs in connection with loss contingencies are expensed as incurred.

Income Taxes: Deferred income taxes are recognized by applying enacted statutory tax rates, applicable to future years, to temporary differences between the tax basis and financial statement carrying values of our assets and liabilities. Valuation allowances are established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. No provision is made for the U.S. income taxes on the undistributed earnings of wholly-owned foreign subsidiaries as such earnings are intended to be permanently reinvested. We recognize interest costs related to income taxes in interest expense and penalties within restructuring and other items. The tax law ordering approach is used for purposes of determining whether an excess tax benefit has been realized during the year.

Stock-Based Compensation: Under the fair value provisions of U.S. GAAP, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. In order to determine the fair value of stock options on the grant date, the company uses the Black-Scholes valuation model.

Net Income Per Share: Basic net income per share is computed by dividing net income attributable to common shareholders by the weighted average number of shares of common stock outstanding during each period. Net income per share assuming dilution considers the dilutive effect of outstanding stock options and other stock awards based on the treasury stock method, as well as convertible debt based on the if-converted method. The treasury stock method assumes the use of exercise proceeds to repurchase common stock at the average fair market value in the period. The if-converted method assumes conversion of the debt at the beginning of the reporting period (or at time of issuance, if later). In addition, interest charges applicable to the convertible debt, net of tax, are added back to net income for the purpose of this calculation.

Note 2: Acquisitions

On July 1, 2010, we acquired 100% of the outstanding shares of La Model Ltd., the developer of the SmartDose electronic patch injector system. The purchase price included cash paid at closing of $2.5 million and contingent consideration with an initial fair value of $1.5 million. The purchase price allocation consisted of $3.3 million of in-process research and development intangible assets, $1.2 million of goodwill and $0.6 million of deferred tax liabilities. We evaluate the fair value of the contingent consideration obligation at each reporting date, with any increases or decreases recorded within restructuring and other items in our consolidated statements of income. The contingent consideration is payable to the selling shareholders based upon a percentage of product sales over the life of the underlying product patent, which is 17 years, with no cap on total payments. Given the length of the earnout period and the uncertainty in forecasted product sales, we do not believe it is meaningful to estimate the upper end of the range over the entire period. However, our estimated probable range which could become payable over the next five years is between zero and $7.7 million. As of December 31, 2012, the SmartDose contingent consideration obligation was $3.3 million.

Operating results for this acquired business were included within the Delivery Systems segment from the date of acquisition. Pro forma results were not presented as this acquisition was not considered material to our consolidated balance sheets or results of operations. See Note 3, *Restructuring and Other Items*, for further discussion of contingent consideration obligations.

Note 3: Restructuring and Other Items

Restructuring and other items consisted of:

($ in millions)	2012	2011	2010
Restructuring and related charges (reversals):			
Severance and post-employment benefits	$ (1.2)	$ 2.3	$ 10.5
Impairments and asset write-offs	2.4	—	5.2
Other restructuring charges	0.9	3.0	0.2
Total restructuring and related charges	2.1	5.3	15.9
Impairment charge	3.4	—	—
Development income	(6.5)	—	—
Acquisition-related contingencies	1.2	(0.2)	(1.8)
Special separation benefits	—	2.9	—
Foreign exchange and other	1.1	1.5	1.7
Total restructuring and other items	$ 1.3	$ 9.5	$ 15.8

Restructuring and Related Charges

Total restructuring and related charges incurred during 2012 and 2011 were associated with the 2010 plan. These charges consisted of costs associated with the 2011 closure of a plant in the United States, the reduction of operations at a manufacturing facility in England and the elimination of certain operational and administrative functions at other locations. Offsetting the costs incurred during 2012 were reductions to certain previously-recorded obligations under the 2010 plan, including a reduction of $1.7 million following the cancellation of the restructuring initiative at one of our plants in Europe as a result of increased customer demand for products and related efficiency improvements at that plant.

In addition, during 2012, we finalized an agreement concerning future manufacturing and supply requirements at our manufacturing facility in England, which triggered an impairment review of the related assets. Our review concluded that the estimated fair value of these assets no longer exceeded their carrying value and therefore, an impairment charge of $1.5 million was recorded. We estimated the fair value of the assets using an income approach based on discounted cash flows. We incurred a total of $21.9 million in restructuring and related charges, as part of the 2010 plan. We do not expect to incur any future charges related to the 2010 plan, and the remaining restructuring obligations at December 31, 2012 will be reduced to zero as payments are made.

During 2010, we incurred charges of $14.5 million under the 2010 plan, consisting of $10.1 million in severance and post-employment benefits and $4.4 million in asset impairment charges. We also incurred $1.4 million in restructuring and related charges in connection with the 2009 restructuring program, including $0.4 million in employee severance and post-employment benefits, $0.8 million in asset disposal charges and $0.2 million in other exit costs.

The following table presents activity related to our restructuring obligations:

($ in millions)	Severance and benefits	Other Costs	Total
Balance, December 31, 2010	$ 10.2	$ —	$ 10.2
Charges	2.3	3.0	5.3
Cash payments	(6.3)	(2.6)	(8.9)
Non-cash adjustments	—	0.2	0.2
Balance, December 31, 2011	$ 6.2	$ 0.6	$ 6.8
Charges (reversals), net	(1.2)	3.3	2.1
Cash payments	(2.6)	(1.4)	(4.0)
Non-cash adjustments	0.4	(2.5)	(2.1)
Balance, December 31, 2012	$ 2.8	$ —	$ 2.8

During 2011, as a result of the closure of a plant in Montgomery, Pennsylvania, we recorded a $0.2 million net curtailment gain related to our U.S. qualified and postretirement medical plans.

Other Items

During 2012, as a result of continuing delays and lower-than-expected demand, we updated the sales projections related to one of our product lines in Delivery Systems. The revised projections triggered an impairment review of the associated assets. Our review concluded that the estimated fair value of the product no longer exceeded the carrying value of the related assembly equipment and intangible asset and, therefore, an impairment charge of $3.4 million was recorded. We estimated the fair value of the asset group using an income approach based on discounted cash flows.

Development income recorded during 2012 was primarily attributable to services provided to, and the reimbursement of certain research and development costs from, a Delivery Systems' customer.

The SmartDose contingent consideration increased by $1.2 million and $0.5 million during 2012 and 2011, respectively, due to fair value adjustments. During 2011 and 2010, we reduced the éris contingent consideration by $0.8 million and $1.8 million, respectively, which resulted in a zero liability balance at December 31, 2011. This reduction reflects our assessment that none of the contractual operating targets will be achieved over the earnout period, which ends in 2014.

During 2011, we incurred $2.9 million in special separation benefits related to the retirement of our former President and Chief Operating Officer. These costs consisted primarily of stock-based compensation expense and a settlement loss related to one of our non-qualified defined benefit pension plans. The respective equity compensation arrangements were amended to allow certain of his awards to continue to vest over the original vesting period instead of being forfeited upon separation, resulting in a revaluation of the awards and acceleration of expense.

Note 4: Income Taxes

Because we are a global organization, we and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. During 2012, the statute of limitations for the 2008 U.S. federal tax year lapsed, leaving tax years 2009 through 2012 open to examination. For U.S. state and local jurisdictions, tax years 2007 through 2012 are open to examination. We are also subject to examination in various foreign jurisdictions for tax years 2005 through 2012.

A reconciliation of the beginning and ending amount of the liability for unrecognized tax benefits is as follows:

($ in millions)	2012	2011
Balance at January 1	$ 6.3	$ 5.0
Additions for tax positions taken in the current year	0.7	1.3
Additions for tax positions of prior years	—	0.7
Reduction for expiration of statute of limitations/audits	(0.2)	(0.7)
Balance at December 31	$ 6.8	$ 6.3

In addition, we had balances in accrued liabilities for interest and penalties of $0.5 million and $0.4 million at December 31, 2012 and 2011, respectively. As of December 31, 2012, we had $6.8 million of total gross unrecognized tax benefits, of which $6.6 million, if recognized, would favorably impact the effective income tax rate. It is reasonably possible that, due to the expiration of statutes and the closing of tax audits, the liability for unrecognized tax benefits may be reduced by approximately $2.0 million during the next twelve months, which would favorably impact our effective tax rate.

The components of income before income taxes are:

($ in millions)	2012	2011	2010
U.S. operations	$ 8.9	$ 15.8	$ 7.2
International operations	99.7	76.9	67.3
Total income before income taxes	$ 108.6	$ 92.7	$ 74.5

The related provision for income taxes consists of:

($ in millions)	2012	2011	2010
Current:			
Federal	$ —	$ —	$ 0.6
State	0.2	—	0.2
International	27.2	20.6	14.6
Current income tax provision	27.4	20.6	15.4
Deferred:			
Federal and state	3.3	2.7	(0.5)
International	2.0	0.2	(1.3)
Deferred income tax provision	5.3	2.9	(1.8)
Income tax expense	$ 32.7	$ 23.5	$ 13.6

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes.

The significant components of our deferred tax assets and liabilities at December 31 are:

($ in millions)	2012	2011
Deferred tax assets		
Net operating loss carryforwards	$ 21.1	$ 21.7
Tax credit carryforwards	37.0	42.5
Restructuring and impairment charges	0.3	1.7
Pension and deferred compensation	69.8	62.3
Other	15.1	9.3
Valuation allowance	(20.4)	(19.3)
Total deferred tax assets	122.9	118.2
Deferred tax liabilities:		
Accelerated depreciation	42.8	41.2
Other	3.9	6.5
Total deferred tax liabilities	46.7	47.7
Net deferred tax asset	$ 76.2	$ 70.5

A reconciliation of the U.S. federal corporate tax rate to our effective consolidated tax rate on income before income taxes follows:

	2012	2011	2010
U.S. federal corporate tax rate	35.0%	35.0%	35.0%
Tax on international operations less than U.S. tax rate	(5.9)	(8.2)	(11.0)
Non-benefited losses	0.6	—	1.4
Reversal of prior valuation allowance	—	(0.1)	(0.2)
Reversal of reserves for unrecognized tax benefits	(0.2)	(0.8)	(3.0)
U.S. tax on international earnings, net of foreign tax credits	(1.2)	(1.5)	(2.2)
State income taxes, net of federal tax effect	(1.0)	0.7	(1.6)
General business credits and Section 199 Deduction	(1.5)	(2.4)	(1.5)
Non-deductible debt premium	2.0	—	—
Other	2.4	2.6	1.4
Effective tax rate	30.2%	25.3%	18.3%

At December 31, 2012, we have fully utilized all of our U.S. federal net operating loss carryforwards. State operating loss carryforwards of $256.8 million created a deferred tax asset of $15.2 million, while foreign operating loss carryforwards of $24.8 million created a deferred tax asset of $5.9 million. Management estimates that certain state and foreign operating loss carryforwards are unlikely to be utilized and the associated deferred tax assets have been fully reserved. All state loss carryforwards expire after 2013. Foreign loss carryforwards will begin to expire in 2013, while $13.9 million of the total $24.8 million will not expire.

As of December 31, 2012, we had available foreign tax credit carryforwards of $25.9 million expiring as follows: $0.4 million in 2014, $3.5 million in 2015, $1.8 million in 2016, $2.4 million in 2017, $1.9 million in 2018, $3.1 million in 2019, $3.2 million in 2020 and $9.6 million in 2021. We have U.S. federal and state research and development credit carryforwards of $4.5 million and $3.5 million, respectively. The $4.5 million of U.S. federal research and development credits expire as follows: $1.1 million expire in 2028, $1.0 million expire in 2029 and $2.4 million expire after 2029. The $3.5 million of state research and development credits expire as follows: $0.7 million expire in 2021, $0.8 million expire in 2022 and $2.0 million expire after 2022. We have additional available state tax credits of $1.6 million which expire in 2019.

Undistributed earnings of foreign subsidiaries amounted to $663.8 million at December 31, 2012, on which deferred income taxes have not been provided because such earnings are intended to be reinvested indefinitely outside of the United States.

In January 2013, U.S. tax law was enacted which extends, through 2013, several expired or expiring temporary business tax provisions. In accordance with U.S. GAAP, the extension will not be taken into account for financial reporting purposes until the first quarter of 2013. Had the Act been signed prior to January 2013, our effective tax rate for 2012 would have been reduced by approximately 1.0%.

Note 5: Segment Information

Our business operations are organized into two reportable segments, which are aligned with the underlying markets and customers they serve. Our reportable segments are Packaging Systems and Delivery Systems. Packaging Systems develops, manufactures and sells primary packaging components and systems for injectable drug delivery, including stoppers and seals for vials, closures and other components used in syringe, intravenous and blood collection systems, and prefillable syringe components. Delivery Systems develops, manufactures and sells safety and administration systems, multi-component systems for drug administration, and a variety of custom contract-manufacturing solutions targeted to the healthcare and consumer-products industries. In addition, Delivery Systems is responsible for the continued development and commercialization of our line of proprietary, multi-component systems for injectable drug administration and other healthcare applications.

Packaging Systems has three operating segments: the Americas, Europe and Asia Pacific. These operating segments are aggregated for reporting purposes as they have common economic characteristics, produce and sell a similar range of products, use a similar distribution process and have a similar customer base. Delivery Systems consists of only one operating segment.

Our executive management evaluates the performance of these operating segments based on sales, operating profit and cash flow generation. Segment operating profit excludes general corporate costs, which include executive and director compensation, stock-based compensation, adjustments to annual incentive plan expense for over- or under-attainment of targets, certain pension and other retirement benefit costs, and other corporate facilities and administrative expenses not allocated to the segments. Also excluded are items that management considers not representative of ongoing operations, such as restructuring and related charges, certain asset impairments and other specifically-identified income or expense items. Corporate assets include pension assets and investments in affiliated companies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following table provides information on sales by significant product group:

($ in millions)	2012	2011	2010
Packaging Systems	$ 915.1	$ 857.4	$ 785.0
Proprietary products	77.0	67.4	62.2
Contract manufacturing	275.1	269.3	261.9
Delivery Systems	352.1	336.7	324.1
Intersegment sales elimination	(0.8)	(1.8)	(4.4)
Net sales	$ 1,266.4	$ 1,192.3	$ 1,104.7

The intersegment sales elimination, which is required for the presentation of consolidated net sales, represents the elimination of components sold between our segments.

We do not have any customers accounting for greater than 10% of consolidated net sales.

The following table presents sales and net property, plant and equipment, by the country in which the legal subsidiary is domiciled and assets are located:

($ in millions)	Sales 2012	Sales 2011	Sales 2010	Property, Plant and Equipment, Net 2012	Property, Plant and Equipment, Net 2011	Property, Plant and Equipment, Net 2010
United States	$ 592.8	$ 543.6	$ 528.2	$ 322.0	$ 272.6	$ 232.8
Germany	184.4	184.1	151.5	117.2	118.1	117.8
France	102.6	94.2	89.0	42.1	41.3	42.4
Other European countries	251.4	242.7	225.6	72.3	69.9	77.2
Other	135.2	127.7	110.4	115.4	91.7	84.6
	$ 1,266.4	$ 1,192.3	$ 1,104.7	$ 669.0	$ 593.6	$ 554.8

The following tables provide summarized financial information for our segments:

($ in millions)	Packaging Systems	Delivery Systems	Corporate and Eliminations	Consolidated
2012				
Net sales	$ 915.1	$ 352.1	$ (0.8)	$ 1,266.4
Operating profit	$ 187.5	$ 18.4	$ (70.8)	$ 135.1
Loss on debt extinguishment	—	—	(11.6)	(11.6)
Interest expense, net	—	—	(14.9)	(14.9)
Income before income taxes	$ 187.5	$ 18.4	$ (97.3)	$ 108.6
Segment assets	$ 942.7	$ 389.3	$ 232.0	$ 1,564.0
Capital expenditures	74.3	24.5	32.5	131.3
Depreciation and amortization expense	52.7	18.4	5.8	76.9
2011				
Net sales	$ 857.4	$ 336.7	$ (1.8)	$ 1,192.3
Operating profit	$ 152.6	$ 9.8	$ (52.8)	$ 109.6
Interest expense, net	—	—	(16.9)	(16.9)
Income before income taxes	$ 152.6	$ 9.8	$ (69.7)	$ 92.7
Segment assets	$ 843.5	$ 365.6	$ 190.0	$ 1,399.1
Capital expenditures	66.2	26.1	3.1	95.4
Depreciation and amortization expense	53.6	18.5	3.6	75.7
2010				
Net sales	$ 785.0	$ 324.1	$ (4.4)	$ 1,104.7
Operating profit	$ 139.3	$ 9.7	$ (58.3)	$ 90.7
Interest expense, net	—	—	(16.2)	(16.2)
Income before income taxes	$ 139.3	$ 9.7	$ (74.5)	$ 74.5
Segment assets	$ 814.4	$ 350.6	$ 129.3	$ 1,294.3
Capital expenditures	48.9	16.3	5.9	71.1
Depreciation and amortization expense	50.7	19.0	3.5	73.2

During the second quarter of 2012, in connection with our repurchase of our Convertible Debentures, we recognized a pre-tax loss on debt extinguishment of $11.6 million. Refer to Note 11, *Debt,* for additional details.

Note 6: Net Income Per Share

The following table reconciles net income and shares used in the calculation of basic net income per share to those used for diluted net income per share:

($ and shares in millions)	2012	2011	2010
Net income, as reported, for basic net income per share	$ 80.7	$ 75.5	$ 65.3
Plus: interest expense on convertible debt, net of tax	2.0	4.3	4.3
Net income for diluted net income per share	$ 82.7	$ 79.8	$ 69.6
Weighted average common shares outstanding	34.0	33.7	33.3
Assumed stock options exercised and awards vested, based on the treasury stock method	0.6	0.4	0.5
Assumed conversion of convertible debt, based on the if-converted method	1.3	2.9	2.9
Weighted average shares assuming dilution	35.9	37.0	36.7

Options outstanding but not included in the computation of diluted net income per share because their impact was antidilutive were 0.5 million, 1.6 million and 1.1 million for fiscal years 2012, 2011 and 2010, respectively.

Note 7: Comprehensive Income

Comprehensive income consists of reported net income and other comprehensive income, which reflects revenues, expenses and gains and losses that generally accepted accounting principles exclude from net income. For us, the items excluded from current net income were cumulative foreign currency translation adjustments, unrealized gains or losses on available-for-sale securities of affiliates, fair value adjustments on derivative financial instruments and pension and other postretirement liability adjustments.

The components of accumulated other comprehensive loss, net of tax, at December 31 were as follows:

($ in millions)	2012	2011
Foreign currency translation	$ 17.2	$ 10.2
Unrealized gains on securities of affiliates	0.8	0.4
Unrealized losses on derivatives	(9.0)	(5.4)
Defined benefit pension and other postretirement plans	(84.9)	(76.7)
	$ (75.9)	$ (71.5)

Note 8: Goodwill and Intangible Assets

The changes in the carrying amount of goodwill by reportable segment were as follows:

($ in millions)	Packaging Systems	Delivery Systems	Total
Balance, December 31, 2010	$ 36.6	$ 75.9	$ 112.5
Foreign currency translation	(0.7)	(0.3)	(1.0)
Balance, December 31, 2011	35.9	75.6	111.5
Foreign currency translation	0.8	0.2	1.0
Balance, December 31, 2012	$ 36.7	$ 75.8	$ 112.5

As of December 31, 2012, we had no accumulated goodwill impairment losses.

Intangible assets and accumulated amortization as of December 31 were as follows:

	2012			2011		
($ in millions)	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Patents and licensing	$ 19.2	$ (7.8)	$ 11.4	$ 17.0	$ (6.7)	$ 10.3
In-process R&D/technology	3.5	(0.1)	3.4	3.5	—	3.5
Trademarks	12.1	(1.0)	11.1	12.0	(0.8)	11.2
Customer relationships	29.7	(12.9)	16.8	29.7	(11.2)	18.5
Customer contracts	11.6	(3.7)	7.9	11.4	(3.1)	8.3
Non-compete agreements	3.9	(3.9)	—	3.9	(3.7)	0.2
	$ 80.0	$ (29.4)	$ 50.6	$ 77.5	$ (25.5)	$ 52.0

The cost basis of intangible assets includes a foreign currency translation gain of $0.3 million and a loss of $(0.2) million for the twelve months ended December 31, 2012 and 2011, respectively. Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $3.9 million, $4.3 million and $4.1 million, respectively. Estimated annual amortization expense for the next five years is as follows: 2013 - $3.8 million, 2014 - $3.7 million, 2015 - $3.4 million, 2016 - $2.8 million and 2017 - $2.7 million. Trademarks with a carrying amount of $10.0 million were determined to have indefinite lives and therefore do not require amortization. In addition, acquired in-process R&D in the amount of $3.3 million is indefinite-lived until the completion of the associated research and development efforts, at which point the technology will start to be amortized.

Note 9: Property, Plant and Equipment

A summary of gross property, plant and equipment at December 31 is presented in the following table:

($ in millions)	Expected useful lives (years)	2012	2011
Land		$ 9.0	$ 8.9
Buildings and improvements	5-50	310.9	284.1
Machinery and equipment	10-15	607.1	565.7
Molds and dies	4-7	90.1	85.8
Computer hardware and software	3-10	102.5	76.2
Construction in progress		155.2	116.1
		$ 1,274.8	$ 1,136.8

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $72.8 million, $71.1 million and $68.8 million, respectively.

Capitalized leases included in 'buildings and improvements' were $2.4 million and $2.3 million at December 31, 2012 and 2011, respectively. Capitalized leases included in 'machinery and equipment' were $1.8 million and $1.9 million at December 31, 2012 and 2011, respectively. Accumulated depreciation on all property, plant and equipment accounted for as capitalized leases was $1.6 million and $1.1 million at December 31, 2012 and 2011, respectively. At December 31, 2012, future minimum payments under capital leases were $0.3 million in 2013, $0.2 million in 2014, and $0.2 million in 2015.

Under the terms of our 2011 construction and development agreement, the majority of costs required to construct our new corporate office and research building was incurred by our counterparty during the construction period and paid by us at settlement in February 2013. As of December 31, 2012, construction and development costs in the amount of $35.3 million were accrued to property, plant and equipment. See Note 11, *Debt*, for further discussion of this capital project.

We capitalize interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Capitalized interest for the years ended December 31, 2012, 2011 and 2010 was $1.9 million, $1.1 million and $0.9 million, respectively.

Note 10: Affiliated Companies

At December 31, 2012, the following affiliated companies were accounted for under the equity method:

	Location	Ownership interest
The West Company Mexico, S.A. de C.V.	Mexico	49%
Aluplast S.A. de C.V.	Mexico	49%
Pharma Tap S.A. de C.V.	Mexico	49%
Pharma Rubber S.A. de C.V.	Mexico	49%
Daikyo Seiko, Ltd.	Japan	25%

Unremitted income of affiliated companies included in consolidated retained earnings amounted to $41.9 million, $37.5 million and $31.5 million at December 31, 2012, 2011 and 2010, respectively. Dividends received from affiliated companies were $0.4 million in 2012, $0.3 million in 2011 and $0.3 million in 2010.

Our equity in unrealized gains of Daikyo's investment in securities available-for-sale and derivative instruments, included in accumulated other comprehensive loss was $(0.8) million, $(0.4) million and $(0.1) million at December 31, 2012, 2011 and 2010, respectively.

Our purchases from and royalty payments made to affiliates totaled $75.2 million, $66.4 million and $49.3 million, respectively, in 2012, 2011 and 2010, of which $10.6 million and $9.2 million was due and payable as of December 31, 2012 and 2011, respectively. The majority of these transactions relate to a distributorship agreement allowing us to purchase and re-sell Daikyo products. Sales to affiliates were $3.5 million, $4.5 million and $2.4 million, respectively, in 2012, 2011 and 2010, of which $0.6 million and $1.3 million was receivable as of December 31, 2012 and 2011, respectively.

At December 31, 2012 and 2011, the aggregate carrying amount of investments in equity method affiliates was $59.8 million and $56.2 million, respectively.

Note 11: Debt

The following table summarizes our long-term debt obligations, net of current maturities, at December 31. The interest rates shown in parentheses are as of December 31, 2012.

($ in millions)	December 31, 2012	December 31, 2011
Series A floating rate notes, due 2012	$ —	$ 50.0
Revolving credit facility, due 2014	—	6.4
Euro note A, due 2013 (4.22%)	26.9	26.3
Term loan, due 2014 (8.40%)	0.2	0.2
Series B floating rate notes, due 2015 (1.21%)	25.0	25.0
Euro note B, due 2016 (4.38%)	80.8	79.0
Capital leases, due through 2016 (6.0%)	0.7	1.0
Revolving credit facility, due 2017 (1.71%)	71.5	—
Term loan, due 2018 (5.41%)	35.3	—
Series A notes, due 2022 (3.67%)	42.0	—
Series B notes, due 2024 (3.82%)	53.0	—
Series C notes, due 2027 (4.02%)	73.0	—
Convertible debt, due 2047 (4.0%)	3.1	161.5
Total debt	411.5	349.4
Less: current portion of long-term debt	32.7	50.1
Long-term debt	$ 378.8	$ 299.3

Revolving Credit Facility

In April 2012, we entered into a New Credit Agreement that replaced our prior revolving credit facility. The New Credit Agreement, which expires in April 2017, contains a $300.0 million committed credit facility and an accordion feature allowing the maximum to be increased through a term loan to $350.0 million upon approval by the banks. Up to $30.0 million of the credit facility is available for swing-line loans and up to $30.0 million is available for the issuance of letters of credit. Borrowings under the revolving credit facility bear interest at a rate equal to LIBOR plus a margin ranging from 1.25 to 2.25 percentage points, which is based on the ratio of our senior debt to modified earnings before interest, taxes, depreciation and amortization ("EBITDA"). Consistent with our previous revolving credit facility, the New Credit Agreement contains representations and covenants that require compliance with, among other restrictions, a maximum leverage ratio and a minimum interest coverage ratio. The New Credit Agreement also contains usual and customary default provisions, limitations on liens securing indebtedness, asset sales, distributions and acquisitions. In connection with this agreement, we incurred lender and other third party costs of $1.6 million which were recorded in other noncurrent assets and are being amortized as additional interest expense over the term of the facility. In accordance with U.S. GAAP, the remaining $0.8 million of unamortized debt issuance costs associated with the prior credit facility will continue to be amortized over the term of the new facility.

At December 31, 2012, we had $71.5 million in outstanding borrowings under this facility, of which $5.8 million was denominated in Japanese Yen ("Yen") and the remainder in U.S. dollars. Refer to Note 12, *Derivative Financial Instruments*, for additional details regarding the Yen-denominated note. Of the total amount outstanding, $5.7 million was classified as short-term based upon our intent to repay this portion within the next twelve months and $65.8 million was classified as long-term based upon our intent and ability to continue the loans beyond one year. These borrowings together with outstanding letters of credit of $3.6 million result in an unused commitment level of $224.9 million under the facility at December 31, 2012.

In addition, we have a $50.0 million revolving credit facility. In February 2013, we borrowed $42.8 million under this facility, primarily to finance the construction and acquisition of our new corporate office and research building. Construction was completed and settlement occurred in February 2013, at which point the revolving loan balance was converted to a five-year term loan. Borrowings under the loan bear interest at a variable rate equal to one-month LIBOR plus a margin of 1.50 percentage points. The credit agreement requires us to maintain a total leverage ratio no greater than 3.50 to 1.00 and an interest coverage ratio greater than or equal to 2.50 to 1.00. In connection with this credit facility, we incurred debt issuance costs of $0.3 million which were recorded in other noncurrent assets and are being amortized as additional interest expense over the term of the facility. As of December 31, 2012, there was $35.3 million in obligations related to the construction and acquisition of our new corporate office and research building. In accordance with U.S. GAAP, we reclassified these obligations from current liabilities to long-term debt as of December 31, 2012, as it was our intention at that time to refinance the short-term obligations on a long-term basis and we consummated the refinancing prior to the issuance of our Form 10-K.

Series A and B Notes

In 2005, we concluded a private placement of $75.0 million in senior floating rate notes. The total amount of the private placement was divided into two tranches with $50.0 million that matured on July 28, 2012 ("Series A Notes") and $25.0 million maturing on July 28, 2015 ("Series B Notes"). The Series B Notes bear interest at LIBOR plus 0.9 percentage points. Please refer to Note 12, *Derivative Financial Instruments*, for a discussion of the interest-rate swap agreement associated with the Series B Notes.

Euro-denominated Notes

In 2006, we issued Euro-denominated notes totaling €81.5 million. Euro note A of €20.4 million (or $26.9 million at December 31, 2012), which was reclassified to current debt in 2012, has a term of 7 years due February 27, 2013 with a fixed annual interest rate of 4.215%. Euro note B of €61.1 million ($80.8 million at December 31, 2012) has a term of 10 years due February 27, 2016 at a fixed annual interest rate of 4.38%. These Euro-denominated notes are accounted for as a hedge of our net investment in our European subsidiaries.

Convertible Debt

In 2007, the Company issued $161.5 million of 4.00% Convertible Junior Subordinated Debentures due March 15, 2047 (the "Convertible Debentures"). The Convertible Debentures are convertible into shares of our common stock at a conversion rate, subject to adjustment, of 18.1227 shares per $1,000 of principal amount, which equals a conversion price of approximately $55.18 per share. The holders may convert their debentures at any time prior to maturity. Subsequent to March 20, 2012, if our common stock closing price exceeds 150% of the then prevailing conversion price for at least 20 trading days during any 30 consecutive trading day period, we have the option to cause the debentures to be automatically converted into West shares at the prevailing conversion rate.

In June 2012, we repurchased $158.4 million in aggregate principal amount of our Convertible Debentures, representing 98.06% of the aggregate outstanding principal amount. The purchase price per $1,000 principal amount of the Convertible Debentures was $1,038.91. Following the repurchase, approximately $3.1 million principal amount of Convertible Debentures remained outstanding. During the second quarter of 2012, we recognized a pre-tax loss on debt extinguishment of $11.6 million related to this repurchase, which consisted of a $6.2 million premium over par value, $4.4 million write-off of unamortized debt issuance costs and $1.0 million in transaction costs. As of December 31, 2012, none of the remaining debentures have been converted.

Private Placement

In July 2012, we concluded a private placement issuance of $168.0 million in senior unsecured notes. The total amount of the private placement issuance was divided into three tranches - $42.0 million 3.67% Series A Notes due July 5, 2022, $53.0 million 3.82% Series B Notes due July 5, 2024, and $73.0 million 4.02% Series C Notes due July 5, 2027 (the "Notes"). The Notes rank pari passu with our other senior unsecured debt. The proceeds from the issuance reduced indebtedness under our revolving credit facility that was incurred to finance our repurchase of our Convertible Debentures discussed above. The weighted average of the coupon interest rates on the Notes is 3.87%. Related interest-rate hedging and transaction costs incurred increase the annual effective rate of interest on the Notes to an estimated 4.16%. Refer to Note 12, *Derivative Financial Instruments*, for additional discussion of the related interest rate hedge. In connection with this issuance, we incurred lender and other third party costs of $1.2 million which were recorded in other noncurrent assets and are being amortized as additional interest expense over the term of the Notes.

Covenants

Pursuant to the financial covenants in our debt agreements, we are required to maintain established interest coverage ratios and to not exceed established leverage ratios. In addition, the agreements contain other customary covenants, none of which we consider restrictive to our operations. As of December 31, 2012, we were in compliance with all of our debt covenants and we expect to continue to be in compliance with the terms of these agreements throughout 2013.

Interest costs incurred during 2012, 2011 and 2010 were $18.6 million, $19.3 million and $17.7 million, respectively. The aggregate annual maturities of long-term debt were as follows: 2014 - $0.1 million, 2015 - $25.0 million, 2016 - $81.5 million, 2017 - $65.8 million, 2018 - $35.3 million and thereafter - $171.1 million.

Note 12: Derivative Financial Instruments

Our ongoing business operations expose us to various risks such as fluctuating interest rates, foreign exchange rates and increasing commodity prices. To manage these market risks, we periodically enter into derivative financial instruments such as interest rate swaps, options and foreign exchange contracts for periods consistent with and for notional amounts equal to or less than the related underlying exposures. We do not purchase or hold any derivative financial instruments for speculation or trading purposes. All derivatives are recorded on the balance sheet at fair value.

Interest Rate Risk

During the second quarter of 2012, we entered into two forward treasury lock agreements for a total notional amount of $160.0 million, to protect against changes in the benchmark 10-year Treasury rate during the 30-60 day period leading up to the issuance date of our private placement debt. We designated these treasury locks as cash flow hedges. On June 19, 2012, the pricing for our private placement debt (refer to Note 11, *Debt*) was finalized and accordingly, we terminated both treasury lock agreements, resulting in a $4.6 million settlement payment made by us. This amount which was reflected in accumulated other comprehensive income will be expensed over the life of the private placement debt.

In February 2013, we borrowed $42.8 million pursuant to a five-year term loan with a variable interest rate, primarily to finance the construction and acquisition of our new corporate office and research building. In anticipation of this debt, in 2011, we entered into a forward-start interest rate swap to hedge the variability in cash flows due to changes in the applicable interest rate over the five-year period beginning in the first quarter of 2013. Under this swap, we will receive variable interest rate payments based on one-month London Interbank Offering Rates ("LIBOR") plus a margin in return for making monthly fixed interest payments at 5.41%. We designated the forward-start interest rate swap as a cash flow hedge.

In addition, we have a $25.0 million interest rate swap agreement outstanding as of December 31, 2012, that is designated as a cash flow hedge to protect against volatility in the interest rate payable on our Series B Notes. Under this swap, we receive variable interest rate payments based on three-month LIBOR in return for making quarterly fixed rate payments. Including the applicable margin, the interest rate swap agreement effectively fixes the interest rate payable on the Series B Notes at 5.51%.

Foreign Exchange Rate Risk

During 2012, we entered into several foreign currency hedge contracts that were designated as cash flow hedges of forecasted transactions denominated in foreign currencies, which are described in more detail below.

We entered into a series of foreign currency contracts intended to hedge the currency risk associated with a portion of our forecasted Yen-denominated purchases of inventory from Daikyo Seiko Ltd. ("Daikyo") made by West in the United States. As of December 31, 2012, there were twelve monthly contracts outstanding at ¥200.8 million ($2.5 million) each, for an aggregate notional amount of ¥2.4 billion ($30.0 million).

We also entered into a series of foreign currency contracts to hedge the currency risk associated with a portion of our forecasted U.S. dollar ("USD") denominated inventory purchases made by certain European subsidiaries. As of December 31, 2012, there were twelve monthly contracts outstanding at an average monthly amount of $1.2 million, for an aggregate notional amount of $14.0 million.

In addition we entered into a series of foreign currency contracts to hedge the currency risk associated with a portion of our forecasted Yen-denominated inventory purchases made by certain European subsidiaries. As of December 31, 2012, there were nine monthly contracts outstanding at an average monthly amount of ¥43.8 million (approximately $0.5 million), for an aggregate notional amount of ¥394.0 million ($4.6 million).

Lastly, we entered into a series of foreign currency contracts to hedge the currency risk associated with a portion of our forecasted Euro-denominated sales of finished goods by one of our USD functional-currency subsidiaries. As of December 31, 2012, there were twelve monthly contracts outstanding at $1.4 million each, for an aggregate notional amount of $16.8 million.

A portion of our debt consists of borrowings denominated in currencies other than the U.S. dollar. We designated our €81.5 million Euro-denominated notes as a hedge of our net investment in certain European subsidiaries. A cumulative foreign currency translation loss of $7.6 million pre-tax ($4.7 million after tax) on this debt was recorded within accumulated other comprehensive loss as of December 31, 2012. We have also designated our ¥500.0 million Yen-denominated note payable as a hedge of our net investment in a Japanese affiliate. At December 31, 2012, there was a cumulative foreign currency translation loss on this Yen-denominated debt of $0.4 million pre-tax ($0.2 million after tax) which was also included within accumulated other comprehensive loss.

Commodity Price Risk

Many of our Packaging Systems products are made from synthetic elastomers, which are derived from the petroleum refining process. We purchase the majority of our elastomers via long-term supply contracts, some of which contain clauses that provide for surcharges related to fluctuations in crude oil prices. The following economic hedges did not qualify for hedge accounting treatment since they did not meet the highly effective requirement at inception.

In May 2012, we purchased a series of call options for a total of 45,100 barrels of crude oil, intended to mitigate our exposure to such oil-based surcharges and protect operating cash flows with regard to a portion of our forecasted elastomer purchases during the months of July through October 2012. These contracts allow us to benefit from a decline in crude oil prices, as there is no downward exposure other than the $0.1 million premium that we paid to purchase the contracts.

During the year ended December 31, 2012 and 2011, a loss of $0.1 million and a gain of $0.6 million, respectively, was recorded in cost of goods and services sold related to these options. As of December 31, 2012, there were no call options outstanding.

Effects of Derivative Instruments on Financial Position and Results of Operations

Refer to Note 13, *Fair Value Measurements*, for the balance sheet location and fair values of our derivative instruments as of December 31, 2012 and 2011.

The following table summarizes the effects, net of tax, of derivative instruments designated as hedges on other comprehensive income ("OCI") and earnings for the year ended December 31:

	Amount of Gain (Loss) Recognized in OCI		Amount of (Gain) Loss Reclassified from Accumulated OCI into Income		Location of Gain (Loss) Reclassified from Accumulated OCI into Income
($ in millions)	2012	2011	2012	2011	
Cash Flow Hedges:					
Foreign currency hedge contracts	$ (0.2)	$ (0.3)	$ —	$ 0.3	Net sales
Foreign currency hedge contracts	(0.8)	—	—	—	Cost of goods and services sold
Interest rate swap contracts	(1.9)	(4.9)	2.0	3.2	Interest expense
Forward treasury lock	(2.9)	—	0.2	—	Interest expense
Total	$ (5.8)	$ (5.2)	$ 2.2	$ 3.5	
Net Investment Hedges:					
Foreign currency-denominated debt	$ (1.1)	$ 1.3	$ —	$ —	Foreign exchange and other
Total	$ (1.1)	$ 1.3	$ —	$ —	

During 2012 and 2011, there was no material ineffectiveness related to our cash flow and net investment hedges.

Note 13: Fair Value Measurements

We define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The following tables present, by level within the fair value hierarchy, the fair value of certain of our financial assets and liabilities:

($ in millions)	Balance at December 31, 2012	Basis of Fair Value Measurements		
		Level 1	Level 2	Level 3
Assets:				
Short-term investments	$ 12.4	$ 12.4	$ —	$ —
Deferred compensation assets	4.0	4.0	—	—
	$ 16.4	$ 16.4	$ —	$ —
Liabilities:				
Contingent consideration	$ 3.3	$ —	$ —	$ 3.3
Deferred compensation liabilities	7.6	7.6	—	—
Interest rate swap contracts	8.6	—	8.6	—
Foreign currency contracts	1.4	—	1.4	—
Long-term debt	386.0	—	386.0	—
	$ 406.9	$ 7.6	$ 396.0	$ 3.3

($ in millions)	Balance at December 31, 2011	Basis of Fair Value Measurements		
		Level 1	Level 2	Level 3
Assets:				
Short-term investments	$ 26.5	$ 26.5	$ —	$ —
Deferred compensation assets	3.3	3.3	—	—
	$ 29.8	$ 29.8	$ —	$ —
Liabilities:				
Contingent consideration	$ 2.1	$ —	$ —	$ 2.1
Deferred compensation liabilities	4.6	4.6	—	—
Interest rate swap contracts	8.8	—	8.8	—
Long-term debt	279.2	—	279.2	—
	$ 294.7	$ 4.6	$ 288.0	$ 2.1

Short-term investments, which are comprised of certificates of deposit and mutual funds, are valued using a market approach based on quoted market prices in an active market. Deferred compensation assets are included within other current assets and are also valued using a market approach based on quoted market prices in an active market. The fair value of deferred compensation liabilities is based on quoted prices of the underlying employees' investment selections and is included within other long-term liabilities.

Interest rate swaps, included within other long-term liabilities, are valued using a discounted cash flow analysis based on the terms of the contract and observable market inputs (i.e., LIBOR, Eurodollar forward rates and swap spreads). The fair value of our foreign currency contracts, included within other current liabilities, is valued using an income approach based on quoted forward foreign exchange rates and spot rates at the reporting date. Refer to Note 12, *Derivative Financial Instruments*, for further discussion of our derivatives.

Quoted market prices are used to estimate the fair value of publicly traded long-term debt. The fair value of debt that is not quoted on an exchange is estimated using a discounted cash flow method based on interest rates that are currently available to us for debt issuances with similar terms and maturities. The carrying amount of long-term debt was $378.8 million and $299.3 million at December 31, 2012 and December 31, 2011, respectively.

Level 3 Fair Value Measurements

The fair value of the SmartDose contingent consideration was determined at the acquisition date using a probability-weighted income approach, and is revalued at each reporting date or more frequently if circumstances dictate. Changes in the fair value of this obligation are recorded as income or expense within restructuring and other items in our consolidated statements of income. The significant unobservable inputs used in the fair value measurement of the contingent consideration are the sales projections and the discount rate. Significant increases or decreases in any of those inputs in isolation would result in a significantly lower or higher fair value measurement. As development and commercialization of our SmartDose electronic patch injector system progresses, we may need to update the sales projections and discount rate used. This could result in an increase or decrease to the contingent consideration liability.

The following table provides a summary of changes in our Level 3 fair value measurements:

	($ in millions)
Balance, December 31, 2010	$ 2.3
Reduction in fair value recorded in earnings, net	(0.3)
Foreign currency translation	0.1
Balance, December 31, 2011	2.1
Increase in fair value recorded in earnings	1.2
Balance, December 31, 2012	$ 3.3

Refer to Note 3, *Restructuring and Other Items,* for further discussion of acquisition-related contingencies.

Other Financial Instruments

We believe that the carrying amounts of our cash and cash equivalents, accounts receivable and short-term borrowings approximate their fair values due to their near-term maturities.

Note 14: Benefit Plans

Certain of our U.S. and international subsidiaries sponsor defined benefit pension plans. In addition, we provide minimal death benefits for certain U.S. retirees and pay a portion of healthcare costs for retired U.S. salaried employees and their dependents. Benefits for participants are coordinated with Medicare and the plan mandates Medicare risk ("HMO") coverage wherever possible and caps the total contribution for non-HMO coverage. We also sponsor a defined contribution plan for certain salaried and hourly U.S. employees. Our 401(k) plan contributions were $3.7 million for 2012, $3.5 million for 2011 and $3.4 million for 2010.

Pension and Other Retirement Benefits

The components of net periodic benefit cost and other amounts recognized in other comprehensive income were as follows:

($ in millions)	Pension benefits 2012	Pension benefits 2011	Pension benefits 2010	Other retirement benefits 2012	Other retirement benefits 2011	Other retirement benefits 2010
Net periodic benefit cost:						
Service cost	$ 8.5	$ 8.9	$ 8.6	$ 1.3	$ 1.2	$ 1.1
Interest cost	15.5	16.0	15.7	1.0	1.0	0.8
Expected return on assets	(16.4)	(16.0)	(14.7)	—	—	—
Amortization of prior service (credit) cost	(1.4)	(1.5)	(1.1)	0.1	0.1	0.1
Amortization of transition obligation	0.1	0.1	0.1	—	—	—
Amortization of actuarial loss (gain)	8.5	6.0	5.6	—	—	(0.1)
Curtailment	—	(0.2)	—	—	—	—
Settlement effects	—	0.8	—	—	—	—
Net periodic benefit cost	$ 14.8	$ 14.1	$ 14.2	$ 2.4	$ 2.3	$ 1.9
Other changes in plan assets and benefit obligations recognized in other comprehensive income, pre-tax:						
Net loss (gain) arising during period	$ 17.3	$ 46.7	$ 9.1	$ 2.1	$ 1.3	$ (1.5)
Prior service credit arising during period	—	—	(5.2)	—	—	—
Amortization of prior service credit (cost)	1.4	1.5	1.1	(0.1)	(0.1)	(0.1)
Amortization of transition obligation	(0.1)	(0.1)	(0.1)	—	—	—
Amortization of actuarial (loss) gain	(8.5)	(6.0)	(5.6)	—	—	0.1
Curtailment	—	0.2	—	—	0.4	—
Settlement effects	—	(0.8)	—	—	—	—
Total recognized in other comprehensive income	$ 10.1	$ 41.5	$ (0.7)	$ 2.0	$ 1.6	$ (1.5)
Total recognized in net periodic benefit cost and other comprehensive income	$ 24.9	$ 55.6	$ 13.5	$ 4.4	$ 3.9	$ 0.4

Net periodic benefit cost by geographic location is as follows:

	Pension benefits 2012	Pension benefits 2011	Pension benefits 2010	Other retirement benefits 2012	Other retirement benefits 2011	Other retirement benefits 2010
U.S. plans	$ 12.0	$ 11.4	$ 11.7	$ 2.4	$ 2.3	$ 1.9
International plans	2.8	2.7	2.5	—	—	—
Net periodic benefit cost	$ 14.8	$ 14.1	$ 14.2	$ 2.4	$ 2.3	$ 1.9

In 2011, as a result of the closure of a plant in the United States, we recorded a $0.2 million net curtailment gain in restructuring and other items related to our U.S. qualified and postretirement medical plans. In addition, during 2011, due to the retirement of our former President and Chief Operating Officer, we recorded an $0.8 million settlement loss related to one of our non-qualified defined benefit pension plans. Refer to Note 3, *Restructuring and Other Items,* for additional details regarding these items.

The following table presents the changes in the projected benefit obligation and the fair value of plan assets, as well as the funded status of the plans:

($ in millions)	Pension benefits 2012	Pension benefits 2011	Other retirement benefits 2012	Other retirement benefits 2011
Change in benefit obligation:				
Benefit obligation, January 1	$ (319.9)	$ (283.5)	$ (21.7)	$ (18.1)
Service cost	(8.5)	(8.9)	(1.3)	(1.2)
Interest cost	(15.5)	(16.0)	(1.0)	(1.0)
Participants' contributions	—	—	(0.5)	(0.3)
Actuarial (loss) gain	(32.4)	(27.3)	(2.1)	(1.4)
Amendments/transfers in	(0.3)	(0.4)	—	—
Benefits/expenses paid	15.3	16.4	0.6	0.7
Curtailment	—	(0.8)	—	(0.4)
Foreign currency translation	(1.9)	0.6	—	—
Benefit obligation, December 31	$ (363.2)	$ (319.9)	$ (26.0)	$ (21.7)
Change in plan assets:				
Fair value of assets, January 1	$ 213.3	$ 212.3	$ —	$ —
Actual return on assets	32.3	(2.8)	—	—
Employer contribution	19.8	20.4	0.1	0.4
Participants' contribution	—	—	0.5	0.3
Benefits/expenses paid	(15.3)	(16.4)	(0.6)	(0.7)
Foreign currency translation	0.9	(0.2)	—	—
Fair value of assets, December 31	$ 251.0	$ 213.3	$ —	$ —
Funded status at end of year	$ (112.2)	$ (106.6)	$ (26.0)	$ (21.7)

International pension plan assets, at fair value, included in the preceding table were $22.9 million and $19.6 million at December 31, 2012 and 2011, respectively.

Amounts recognized in the balance sheet were as follows:

($ in millions)	Pension benefits 2012	Pension benefits 2011	Other retirement benefits 2012	Other retirement benefits 2011
Current liabilities	$ (1.6)	$ (1.2)	$ (1.2)	$ (1.1)
Noncurrent liabilities	(110.6)	(105.4)	(24.8)	(20.6)
	$ (112.2)	$ (106.6)	$ (26.0)	$ (21.7)

The amounts in accumulated other comprehensive loss, pre-tax, consisted of:

($ in millions)	Pension benefits 2012	Pension benefits 2011	Other retirement benefits 2012	Other retirement benefits 2011
Net actuarial loss (gain)	$ 140.0	$ 131.3	$ 2.3	$ 0.2
Transition obligation	0.4	0.4	—	—
Prior service (credit) cost	(8.8)	(10.2)	—	0.1
Total	$ 131.6	$ 121.5	$ 2.3	$ 0.3

The actuarial net loss, transition obligation and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net pension expense over the next fiscal year are $8.9 million, $0.1 million and $(1.3) million, respectively.

The accumulated benefit obligation for all defined benefit pension plans was $358.4 million and $316.7 million at December 31, 2012 and 2011, respectively, including $51.8 million and $42.6 million, respectively, for international pension plans.

All of the defined benefit pension plans have projected benefit obligations and accumulated benefit obligations in excess of plan assets as of December 31, 2012 and 2011.

Benefit payments expected to be paid under our defined benefit pension plans in the next ten years are as follows:

($ in millions)	Domestic Plans	International Plans	Total
2013	$ 19.0	$ 1.6	$ 20.6
2014	20.0	1.5	21.5
2015	20.9	1.6	22.5
2016	22.5	1.9	24.4
2017	25.1	2.4	27.5
2018 to 2022	136.0	55.3	191.3
	$ 243.5	$ 64.3	$ 307.8

In 2013, we expect to contribute $6.5 million to pension plans, of which $2.1 million is for international plans. Included in this amount is a minimum ERISA (Employee Retirement Income Security Act) funding requirement for the U.S. qualified pension plan of $3.5 million. In addition, we expect to contribute $1.2 million to other retirement plans in 2013. We periodically consider additional, voluntary contributions depending on the investment returns generated by pension plan assets, changes in benefit obligation projections and other factors.

Weighted average assumptions used to determine net periodic benefit cost were as follows:

	Pension benefits 2012	Pension benefits 2011	Pension benefits 2010	Other retirement benefits 2012	Other retirement benefits 2011	Other retirement benefits 2010
Discount rate	4.78%	5.55%	5.92%	4.50%	5.25%	5.25%
Rate of compensation increase	4.29%	4.33%	4.36%	—	—	—
Long-term rate of return on assets	7.37%	7.59%	7.60%	—	—	—

Weighted average assumptions used to determine the benefit obligations were as follows:

	Pension benefits		Other retirement benefits	
	2012	2011	2012	2011
Discount rate	4.07%	4.87%	3.50%	4.50%
Rate of compensation increase	4.39%	4.33%	—	—

The discount rate used to determine the benefit obligations for U.S. pension plans was 4.10% and 4.90% as of December 31, 2012 and 2011, respectively. The weighted average discount rate used to determine the benefit obligations for all international plans was 3.93% and 4.72% as of December 31, 2012 and 2011, respectively. The rate of compensation increase for U.S. plans was 4.50% for 2012 and 2011, while the weighted average rate for all international plans was 2.80% for 2012 and 2.70% for 2011. Other retirement benefits were only available to U.S. employees. The long-term rate of return for U.S. plans, which accounts for 91% of global plan assets, was 7.50% for 2012 and 7.75% for 2011 and 2010.

The assumed healthcare cost trend rate used to determine benefit obligations was 8.00% for all participants in 2012, decreasing to 5.00% by 2019. Increasing the assumed healthcare cost trend rate by one percentage point would result in a $1.4 million increase in the postretirement obligation, whereas a decrease of one percentage point would result in a $1.3 million decrease in the postretirement obligation. The assumed healthcare cost trend rate used to determine net periodic benefit cost was 8.50% for all participants in 2012, decreasing to 5.00% by 2019. The effect of a one percentage point change in the rate would be a $0.2 million increase or decrease in the aggregate service and interest cost components.

The weighted average asset allocations by asset category for our pension plans, at December 31, were as follows:

	2012	2011
Equity securities	65%	68%
Debt securities	34%	31%
Other	1%	1%
	100%	100%

Our U.S. pension plan is managed as a balanced portfolio comprised of two components: equity and fixed income debt securities. Equity investments are used to maximize the long-term real growth of fund assets, while fixed income investments are used to generate current income, provide for a more stable periodic return, and to provide some protection against a prolonged decline in the market value of equity investments. Temporary funds may be held as cash. We maintain a long-term strategic asset allocation policy which provides guidelines for ensuring that the fund's investments are managed with the short-term and long-term financial goals of the fund, while allowing the flexibility to react to unexpected changes in capital markets.

The following are our target asset allocations and acceptable allocation ranges:

	Target allocation	Allocation range
Equity securities	65%	60%-70%
Debt securities	35%	30%-40%
Other	—%	0%-5%

Diversification across and within asset classes is the primary means by which we mitigate risk. We maintain guidelines for all asset and sub-asset categories in order to avoid excessive investment concentrations. Fund assets are monitored on a regular basis. If at any time the fund asset allocation is not within the acceptable allocation range, funds will be reallocated. We also review the fund on a regular basis to ensure that the investment returns received are consistent with the short-term and long-term goals of the fund and with comparable market returns. We are prohibited from pledging fund securities and from investing pension fund assets in our own stock, securities on margin or derivative securities.

The following tables present the fair value of our pension plan assets, utilizing the fair value hierarchy discussed in Note 13, *Fair Value Measurements*:

($ in millions)	Balance at December 31, 2012	**Basis of Fair Value Measurements** Level 1	Level 2	Level 3
Equity securities:				
Indexed mutual funds	$ 111.4	$ 111.4	$ —	$ —
International mutual funds	49.6	49.6	—	—
Fixed income securities:				
Mutual funds	83.8	83.8	—	—
Insurance contract	1.3	—	1.3	—
Balanced mutual fund	4.9	4.9	—	—
	$ 251.0	$ 249.7	$ 1.3	$ —

($ in millions)	Balance at December 31, 2011	**Basis of Fair Value Measurements** Level 1	Level 2	Level 3
Cash	$ 0.2	$ 0.2	$ —	$ —
Equity securities:				
Indexed mutual funds	102.2	102.2	—	—
International mutual funds	40.0	40.0	—	—
Fixed income securities:				
Mutual funds	65.6	65.6	—	—
Insurance contract	1.3	—	1.3	—
Balanced mutual fund	4.0	4.0	—	—
	$ 213.3	$ 212.0	$ 1.3	$ —

Note 15: Stock-Based Compensation

The 2011 Omnibus Incentive Compensation Plan (the "2011 Plan") provides for the granting of stock options, stock appreciation rights, restricted stock awards and performance awards to employees and non-employee directors. The terms and conditions of awards to be granted are determined by our Board's nominating and compensation committees. Vesting requirements vary by award. At December 31, 2012, there were 3,771,649 shares remaining in the 2011 Plan for future grants.

Stock options and stock appreciation rights reduce the number of shares available for grant by one share for each award granted. All other awards that will be distributed in stock under the 2011 Plan will reduce the total number of shares available for grant by an amount equal to 2.35 times the number of shares awarded. If awards made under previous plans would entitle a plan participant to an amount of West stock in excess of the target amount, the additional shares (up to a maximum threshold amount) will be distributed under the 2011 Plan.

The following table summarizes our stock-based compensation expense for the years ended December 31:

($ in millions)	2012	2011	2010
Stock option and appreciation rights	$ 5.3	$ 4.4	$ 3.7
Performance-vesting shares	6.0	3.0	2.2
Performance-vesting units	0.9	0.2	0.1
Performance-vesting shares/units dividend equivalents	0.1	0.1	0.2
Employee stock purchase plan	0.4	0.3	0.3
Deferred compensation plans	2.8	0.4	1.3
Total stock-based compensation expense	$ 15.5	$ 8.4	$ 7.8

In 2011, $0.8 million of stock option expense and $0.7 million of performance-vesting shares expense, which relate to the retirement of our former President and Chief Operating Officer, were recorded within restructuring and other items. The remainder of the 2011 stock-based compensation expense balance was recorded within selling, general and administrative expenses.

The amount of unrecognized compensation expense for all nonvested awards as of December 31, 2012, was approximately $13.7 million, which is expected to be recognized over a weighted average period of 1.6 years.

Stock Options

Stock options granted to employees vest in equal annual increments over 4 years of continuous service. All awards expire 10 years from the date of grant. Upon the exercise of stock options, shares are issued in exchange for the exercise price of the options.

The following table summarizes changes in outstanding options:

(in millions, except per share data)	2012	2011	2010
Options outstanding, January 1	2.9	2.9	2.7
Granted	0.6	0.5	0.6
Exercised	(0.7)	(0.4)	(0.3)
Forfeited	—	(0.1)	(0.1)
Options outstanding, December 31	2.8	2.9	2.9
Options exercisable, December 31	1.5	1.8	1.8

Weighted Average Exercise Price	2012	2011	2010
Options outstanding, January 1	$ 35.76	$ 32.32	$ 29.09
Granted	42.94	40.85	42.47
Exercised	26.23	17.69	14.88
Forfeited	40.75	39.69	41.47
Options outstanding, December 31	$ 39.67	$ 35.76	$ 32.32
Options exercisable, December 31	$ 38.02	$ 32.91	$ 27.77

As of December 31, 2012, the weighted average remaining contractual life of options outstanding and of options exercisable was 6.5 years and 5.0 years, respectively.

As of December 31, 2012, the aggregate intrinsic value of total options outstanding was $41.7 million, of which $24.8 million represented vested options.

The fair value of the options was estimated on the date of grant using a Black-Scholes option valuation model that used the following weighted average assumptions in 2012, 2011 and 2010: a risk-free interest rate of 0.9%, 2.2% and 2.4%, respectively; stock volatility of 23.3%, 24.3% and 26.9%, respectively; and dividend yields of 1.7%, 1.7% and 1.5%, respectively. Stock volatility is estimated based on historical data and the impact from expected future trends. Expected lives, which are based on prior experience, averaged 6 years for 2012, 2011 and 2010. The weighted average grant date fair value of options granted in 2012, 2011 and 2010 was $8.02, $8.76 and $10.38, respectively.

For the years ended December 31, 2012, 2011 and 2010, the intrinsic value of options exercised was $16.9 million, $10.7 million and $5.9 million, respectively. The grant date fair value of options vested during those same periods was $3.8 million, $4.0 million and $3.5 million, respectively.

Stock Appreciation Rights

Stock appreciation rights ("SARs") granted to eligible international employees vest in equal annual increments over 4 years of continuous service. All awards expire ten years from the date of grant. The fair value of each SAR is adjusted at the end of each reporting period with the resulting change reflected in expense. Upon exercise of a SAR, the employee receives cash for the difference between the grant date price and the fair market value of the Company's stock on the date of exercise. As a result of the cash settlement feature, SAR awards are recorded within other long-term liabilities.

The following table summarizes changes in outstanding SARs:

	2012	2011	2010
SARs outstanding, January 1	160,168	111,048	78,512
Granted	72,509	63,024	36,255
Exercised	(37,834)	(7,685)	(3,719)
Forfeited	—	(6,219)	—
SARs outstanding, December 31	194,843	160,168	111,048
SARs exercisable, December 31	55,146	58,900	41,439

Weighted Average Exercise Price	2012	2011	2010
SARs outstanding, January 1	$ 40.34	$ 39.74	$ 38.04
Granted	42.44	41.13	42.68
Exercised	37.81	39.15	32.50
Forfeited	—	39.18	—
SARs outstanding, December 31	41.61	40.34	39.74
SARs exercisable, December 31	$ 41.40	$ 39.72	$ 39.16

Performance Awards

In addition to stock options and SAR awards, we grant performance vesting share ("PVS") awards and performance vesting unit ("PVU") awards to eligible employees. These awards are earned based on the Company's performance against pre-established targets, including annual growth rate of revenue and return on invested capital ("ROIC"), over a specified performance period. Depending on the achievement of the targets, recipients of PVS awards are entitled to receive a certain number of shares of common stock, whereas, recipients of PVU awards are entitled to receive a payment in cash per unit based on the fair market value of a share of our common stock at the end of the performance period.

The following table summarizes changes in our outstanding PVS awards:

	2012	2011	2010
Non-vested PVS awards, January 1	328,519	347,550	327,498
Granted at target level	104,840	101,099	123,068
Adjustments above/(below) target	(60,077)	(58,175)	(48,364)
Vested and converted	(41,930)	(51,756)	(50,337)
Forfeited	(5,021)	(10,199)	(4,315)
Non-vested PVS awards, December 31	326,331	328,519	347,550

Weighted Average Grant Date Fair Value	2012	2011	2010
Non-vested PVS awards, January 1	$ 38.77	$ 39.21	$ 39.63
Granted at target level	42.66	40.85	42.34
Adjustments above/(below) target	31.28	41.95	44.99
Vested and converted	42.44	40.85	38.22
Forfeited	41.95	38.46	37.61
Non-vested PVS awards, December 31	$ 42.17	$ 38.77	$ 39.21

The actual payout of PVS and PVU awards may vary from 0% to 200% of an employee's targeted amount. The fair value of PVS awards is based on the market price of our stock at the grant date and is recognized as expense over the performance period. The weighted average grant date fair value of PVS awards granted during the years 2012, 2011 and 2010 was $42.66, $40.85 and $42.34, respectively. We expect that the PVS awards will vest at 102.4% of their target award amounts, converting to 337,062 shares to be issued over an average remaining term of 1.0 year.

The fair value of PVU awards is also based on the market price of our stock at the grant date. These awards are revalued at the end of each quarter based on changes in our stock price. As a result of the cash settlement feature, PVU awards are recorded within other long-term liabilities.

The following table summarizes changes in our outstanding PVU awards:

	2012	2011	2010
Non-vested PVU awards, January 1	27,286	23,420	20,792
Granted at target level	13,550	13,442	7,697
Adjustments above/(below) target	(3,578)	(4,165)	(2,484)
Vested and converted	(2,638)	(3,963)	(2,585)
Forfeited	—	(1,718)	—
Non-vested PVU awards, December 31	34,620	27,286	23,420

Weighted Average Grant Date Fair Value	2012	2011	2010
Non-vested PVU awards, January 1	$ 39.30	$ 38.94	$ 39.17
Granted at target level	42.44	41.11	42.30
Adjustments above/(below) target	30.01	41.05	38.22
Vested and converted	42.44	40.85	38.22
Forfeited	—	37.55	—
Non-vested PVU awards, December 31	$ 42.01	$ 39.30	$ 38.94

Employee Stock Purchase Plan

We also offer an Employee Stock Purchase Plan ("ESPP") which provides for the sale of our common stock to eligible employees at 85% of the current market price on the last trading day of each quarterly offering period. Payroll deductions are limited to 25% of the employee's base salary, not to exceed $25 thousand in any one calendar year. In addition, employees may not buy more than 1,000 shares during any offering period (4,000 shares per year). Purchases under the ESPP were 51,505 shares, 55,388 shares and 56,608 shares for the years 2012, 2011 and 2010, respectively. At December 31, 2012, there were approximately 2.1 million shares available for issuance under the ESPP.

Deferred Compensation Plans

Our deferred compensation programs include a Non-Qualified Deferred Compensation Plan for Non-Employee Directors, under which non-employee directors may defer all or part of their annual cash retainers and meeting fees. The deferred fees may be credited to a stock-equivalent account. Amounts credited to this account are converted into deferred stock units based on the fair market value of one share of our common stock on the last day of the quarter. Deferred stock units are ultimately paid in cash at an amount determined by multiplying the number of units by the fair market value of our common stock at the date of termination. Similarly, a non-qualified deferred compensation plan for designated executive officers provides for the conversion of compensation into deferred stock units. As of December 31, 2012, the two deferred compensation plans held a total of 157,271 deferred stock units, which, due to their cash settlement feature, are recorded within other long-term liabilities. The liabilities are valued at the closing market price of our stock at the end of each period with the resulting change in value recorded in our income statement for the respective period. The Non-Qualified Deferred Compensation Plan for Non-Employee Directors also holds 97,554 deferred stock awards.

Annual Incentive Plan

Under our annual incentive plan, participants are paid bonuses on the attainment of certain financial goals, which they can elect to receive in either cash or shares of our common stock. If the employee elects payment in shares, they are also given a restricted incentive stock award equal to one share for each four bonus shares issued. The incentive stock awards vest at the end of four years provided that the participant has not made a disqualifying disposition of their bonus shares. Incentive stock award grants were 1,400 shares, 1,900 shares and 1,400 shares in 2012, 2011 and 2010, respectively. Incentive stock forfeitures of 400 shares, 1,400 shares and 50 shares occurred in 2012, 2011 and 2010, respectively. Compensation expense is recognized over the vesting period based on the fair market value of common stock on the award date: $42.44 per share granted in 2012, $40.85 per share granted in 2011 and $38.22 per share granted in 2010.

Note 16: Commitments and Contingencies

At December 31, 2012, we were obligated under various operating lease agreements with terms ranging from one month to 35 years. Net rental expense in 2012, 2011 and 2010 was $12.0 million, $11.4 million and $10.2 million, respectively, and is net of sublease income of $0.4 million, $0.8 million and $0.7 million, respectively.

At December 31, 2012, future minimum rental payments under non-cancelable operating leases were:

Year		($ in millions)
2013	$	9.1
2014		8.4
2015		7.1
2016		5.6
2017		4.4
Thereafter		18.5
Total	$	53.1

At December 31, 2012, outstanding unconditional contractual commitments for the purchase of raw materials, utilities and equipment amounted to $24.5 million, of which $16.7 million is due to be paid in 2013.

We have letters of credit totaling $3.6 million supporting the reimbursement of workers' compensation and other claims paid on our behalf by insurance carriers. Our accrual for insurance obligations was $9.5 million at December 31, 2012, of which $5.6 million is in excess of our deductible and, therefore, is reimbursable by the insurance company.

During 2009, we enrolled in a tax amnesty program offered by the Brazilian government which provided for reduced penalties and interest on certain of our tax obligations. This matter is currently awaiting final disposition in the Brazilian court system. Our total accrual at December 31, 2012 related to these matters and adjusted for expected amnesty benefits was $4.1 million.

Note 17: New Accounting Standards

Recently Adopted Standards

In September 2011, the Financial Accounting Standards Board ("FASB") issued guidance for the impairment testing of goodwill. The guidance permits an entity to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted this guidance as of January 1, 2012, and considered it when performing our annual goodwill impairment test. The adoption of this guidance did not have an impact on our financial statements.

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. It also changes certain fair value measurement principles and expands the disclosures for fair value measurements that are estimated using significant unobservable inputs. We adopted this guidance as of January 1, 2012, on a prospective basis. The adoption of this guidance did not have a material impact on our financial statements. Please refer to Note 13, *Fair Value Measurements*, for additional details.

Standards Issued Not Yet Adopted

In February 2013, the FASB issued guidance for the reporting of amounts reclassified out of accumulated other comprehensive income. The guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements; however, it requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This guidance is effective prospectively for annual reporting periods beginning after December 15, 2012, and interim periods within those annual reporting periods. Management believes that the adoption will not have an impact on our financial statements.

In July 2012, the FASB issued guidance for the impairment testing of indefinite-lived intangible assets. The guidance permits an entity to first assess qualitative factors to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative impairment test. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Management believes that the adoption will not have an impact on our financial statements.

Note 18: Subsequent Events

In January 2013, U.S. tax law was enacted which extends, through 2013, several expired or expiring temporary business tax provisions. See Note 4, *Income Taxes*, for further discussion.

In February 2013, construction was completed and settlement occurred for our new corporate office and research building. See Note 11, *Debt*, for additional details regarding the impact of the settlement on our debt.

In February 2013, the Venezuelan government announced a devaluation of the bolivar to an exchange rate of 6.3 bolivars to the U.S. dollar. At December 31, 2012, we had $2.0 million in net monetary assets (primarily cash and receivables partially offset by payables and accrued liabilities) denominated in Venezuelan bolivars. These net monetary assets included $1.0 million in cash and cash equivalents at December 31, 2012. We used the official exchange rate at December 31, 2012 of 4.3 bolivars to the U.S. dollar to re-measure the assets and liabilities of our Venezuelan operations for U.S. GAAP financial statement presentation. Had the devaluation occurred on December 31, 2012, we would have recorded a translation loss of approximately $0.6 million in our year-end financial statements. We expect to record a charge of approximately $0.7 million related to the devaluation in the first quarter of 2013.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
West Pharmaceutical Services, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15 (a) (1), present fairly, in all material respects, the financial position of West Pharmaceutical Services, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 15 (a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 27, 2013

Quarterly Operating and Per Share Data (Unaudited)

($ in millions, except per share data)	First Quarter (1)	Second Quarter (2)	Third Quarter (3)	Fourth Quarter (4)	Full Year
2012					
Net sales	$ 316.3	$ 324.8	$ 303.8	$ 321.5	$ 1,266.4
Gross profit	101.1	98.7	90.4	97.5	387.7
Net income	$ 29.2	$ 15.6	$ 14.8	$ 21.1	$ 80.7
Net income per share:					
Basic	$ 0.86	$ 0.46	$ 0.43	$ 0.62	$ 2.37
Diluted	$ 0.81	$ 0.45	$ 0.43	$ 0.60	$ 2.30
2011					
Net sales	$ 295.4	$ 307.9	$ 293.6	$ 295.4	$ 1,192.3
Gross profit	88.0	84.6	81.4	85.3	339.3
Net income	$ 19.6	$ 20.1	$ 16.9	$ 18.9	$ 75.5
Net income per share:					
Basic	$ 0.59	$ 0.60	$ 0.50	$ 0.56	$ 2.24
Diluted	$ 0.56	$ 0.57	$ 0.49	$ 0.54	$ 2.16

The sum of the quarterly per share amounts may not equal full year due to rounding.

Factors affecting the comparability of the information reflected in the quarterly data:

(1) First quarter 2012 net income included restructuring and related charges of $0.3 million ($0.01 per diluted share), $0.3 million ($0.01 per diluted share) of discrete tax items and $0.1 million related to an increase in acquisition-related contingencies. Net income for the first quarter of 2011 included restructuring and related charges of $1.3 million ($0.04 per diluted share).

(2) Net income for the second quarter of 2012 included a loss on debt extinguishment of $9.8 million ($0.27 per diluted share), restructuring and related charges of $2.3 million ($0.06 per diluted share) and $0.2 million ($0.01 per diluted share) related to an increase in acquisition-related contingencies. Second quarter 2011 net income included special separation benefits related to the retirement of our former President and Chief Operating Officer of $1.3 million ($0.04 per diluted share) and restructuring and related charges of $0.9 million ($0.02 per diluted share), offset by $0.6 million ($0.01 per diluted share) of income from the reduction of acquisition-related contingencies.

(3) Third quarter 2012 net income included restructuring and related charges of $1.0 million ($0.03 per diluted share), $1.9 million ($0.05 per diluted share) of discrete tax items and $0.4 million ($0.01 per diluted share) related to an increase in acquisition-related contingencies. Net income for the third quarter of 2011 included restructuring and related charges of $0.6 million ($0.02 per diluted share), $0.7 million ($0.02 per diluted share) of discrete tax items and $0.2 million related to an increase in acquisition-related contingencies.

(4) Net income for the fourth quarter of 2012 included $0.3 million ($0.01 per diluted share) related to an increase in acquisition-related contingencies and $0.1 million of restructuring and related charges. Fourth quarter 2011 net income included $0.7 million ($0.02 per diluted share) of restructuring charges, $0.5 million ($0.01 per diluted share) of special separation benefits related to the retirement of our former President and Chief Operating Officer, $0.6 million ($0.02 per diluted share) of discrete tax items and $0.1 million related to an increase in acquisition-related contingencies.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls are controls and procedures designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Our Disclosure Controls include some, but not all, components of our internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934), as of the end of the period covered by this Form 10-K. Based on this evaluation, our CEO and CFO have concluded that, as of December 31, 2012, our disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting was effective as of December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. No evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within West have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Also projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Controls
During the fourth quarter ended December 31, 2012, there have been no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our directors is incorporated by reference from the discussion under the heading *Proposal 1 - Election of Directors* in our 2013 Proxy Statement. Information about our Code of Business Conduct is incorporated by reference from the discussion under the heading *Corporate Governance and Board Matters - Code of Business Conduct* in our 2013 Proxy Statement. Information regarding the procedures by which our shareholders may recommend nominees to our Board of Directors is incorporated by reference from the discussion under the heading *Other Matters - 2014 Shareholder Proposals or Nominations* included in our 2013 Proxy Statement. Information about our Audit Committee, including the members of the committee, and our Audit Committee financial experts, is incorporated by reference from the discussion under the heading *Corporate Governance and Board Matters - Committees - Audit Committee* in our 2013 Proxy Statement. The balance of the information required by this item is contained in the discussion entitled *Executive Officers of the Company* in Part I of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information about director and executive compensation is incorporated by reference from the discussion under the headings *Director Compensation* and *Executive Compensation* in our 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference from the discussion under the headings *Stock Ownership* in our 2013 Proxy Statement.

Equity Compensation Plan Information Table

The following table sets forth information about the grants of stock options, restricted stock or other rights under all of the Company's equity compensation plans as of the close of business on December 31, 2012. The table does not include information about tax-qualified plans such as the West 401(k) Plan or the Tech Group Puerto Rico, Inc. Savings and Retirement Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	3,165,859 [1]	$ 39.67 [2]	5,910,337 [3]
Equity compensation plans not approved by security holders	—	—	—
Total	3,165,859	$ 39.67	5,910,337

(1) Includes 588,576 outstanding stock options, 104,801 unvested restricted performance share units and 43,054 deferred stock-equivalents units granted to directors under the 2011 Omnibus Incentive Compensation Plan (the "2011 Plan"). Includes 1,525,821 outstanding stock options, 221,530 unvested restricted performance share units and 54,500 deferred stock-equivalents units granted to directors under the Non-Qualified Deferred Compensation Plan for Non-Employee Directors under the 2007 Omnibus Incentive Compensation Plan (which was terminated in 2011). Includes 627,577 outstanding stock options under the 2004 Stock-Based Compensation Plan (which was terminated in 2007). The average term of remaining options granted is 6.5 years. No future grants or awards may be made under the terminated plans. The total includes restricted performance share units at 100% of grant. The restricted performance share unit payouts were at 39.2%, 43.3%, 51.0% in 2012, 2011 and 2010, respectively. The total does not include stock-equivalent units granted or credited to directors under the Non-Qualified Deferred Compensation Plan for Non-Employee Directors to be settled only in cash.

(2) Restricted performance share and deferred stock-equivalent units are excluded when determining the weighted-average exercise price of outstanding options.

(3) Represents 2,138,688 shares reserved under the Company's Employee Stock Purchase Plan and 3,771,649 shares remaining available for issuance under the 2011 Plan. The estimated number of shares that could be issued for the current period from the Employee Stock Purchase Plan is 639,930. This number of shares is calculated by multiplying the 498 share per offering period per participant limit by 1,285, the number of current participants in the plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information called for by this Item is incorporated by reference from the discussion under the heading *Related Person Transactions and Procedures* in our 2013 Proxy Statement. Information about director independence is incorporated by reference from the discussion under the heading *Corporate Governance and Board Matters - Director Independence* in our 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information about the fees for professional services rendered by our independent auditors in 2012 and 2011 is incorporated by reference from the discussion under the heading *Independent Auditor and Fees Paid - Fees Paid to PricewaterhouseCoopers LLP* in our 2013 Proxy Statement. Our Audit Committee's policy on pre-approval of audit and permissible non-audit services of our independent auditors is incorporated by reference from the section captioned *Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services* in our 2013 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following documents are included in Part II, Item 8:

Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010
Consolidated Balance Sheets at December 31, 2012 and 2011
Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

(a) 2. Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

($ in millions)	Balance at beginning of period	Charged to costs and expenses	Deductions (1)	Balance at end of period
For the year ended December 31, 2012				
Allowances deducted from assets:				
Deferred tax asset valuation allowance	$ 19.3	$ 0.6	$ 0.5	$ 20.4
Allowance for doubtful accounts receivable	0.3	0.3	(0.1)	0.5
Total allowances deducted from assets	$ 19.6	$ 0.9	$ 0.4	$ 20.9
For the year ended December 31, 2011				
Allowances deducted from assets:				
Deferred tax asset valuation allowance	$ 24.9	$ (0.2)	$ (5.4)	$ 19.3
Allowance for doubtful accounts receivable	0.5	(0.1)	(0.1)	0.3
Total allowances deducted from assets	$ 25.4	$ (0.3)	$ (5.5)	$ 19.6
For the year ended December 31, 2010				
Allowances deducted from assets:				
Deferred tax asset valuation allowance	$ 24.3	$ 0.8	$ (0.2)	$ 24.9
Allowance for doubtful accounts receivable	0.7	(0.2)	—	0.5
Total allowances deducted from assets	$ 25.0	$ 0.6	$ (0.2)	$ 25.4

(1) Includes accounts receivable written off, the write-off or write-down of valuation allowances, and translation adjustments.

All other schedules are omitted because they are either not applicable, not required or because the information required is contained in the consolidated financial statements or notes thereto.

(a) 3. Exhibits - An index of the exhibits included in this Form 10-K is contained on pages F-1 through F-4 and is incorporated herein by reference.

(b) See subsection (a) 3. above.

(c) Financial Statements of affiliates are omitted because they do not meet the tests of a significant subsidiary at the 20% level.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, West Pharmaceutical Services, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC.
(Registrant)

By: /s/ William J. Federici
William J. Federici
Vice President and Chief Financial Officer

February 27, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Donald E. Morel, Jr., Ph.D Donald E. Morel, Jr., Ph.D	Director, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 27, 2013
/s/ Daniel Malone Daniel Malone	Vice President and Corporate Controller (Principal Accounting Officer)	February 27, 2013
/s/ William J. Federici William J. Federici	Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2013
/s/ Mark A. Buthman Mark A. Buthman*	Director	February 21, 2013
/s/ William F. Feehery William F. Feehery*	Director	February 21, 2013
/s/ Thomas W. Hofmann Thomas W. Hofmann*	Director	February 21, 2013
/s/ L. Robert Johnson L. Robert Johnson*	Director	February 21, 2013
/s/ Paula A. Johnson Paula A. Johnson*	Director	February 21, 2013
/s/ Douglas A. Michels Douglas A. Michels*	Director	February 21, 2013
/s/ John H. Weiland John H. Weiland*	Director	February 21, 2013
/s/ Anthony Welters Anthony Welters*	Director	February 21, 2013
/s/ Robert C. Young Robert C. Young*	Director	February 21, 2013
/s/ Patrick J. Zenner Patrick J. Zenner*	Director	February 21, 2013

* By John R. Gailey III pursuant to a power of attorney.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Our Amended and Restated Articles of Incorporation effective December 17, 2007 are incorporated by reference from our Form 8-K dated December 17, 2007.
3.2	Certificate of Amendment of our Amended and Restated Articles of Incorporation, is incorporated by reference from our Form 8-K filed on May 6, 2011.
3.3	Our Bylaws, as amended through October 14, 2008 are incorporated by reference from our Form 8-K dated October 20, 2008.
4.1	Form of stock certificate for common stock is incorporated by reference from our annual report on Form 10-K dated May 6, 1999.
4.2	Article 5, 6, 8(c) and 9 of our Amended and Restated Articles of Incorporation are incorporated by reference from our Form 8-K dated December 17, 2007.
4.3	Article I and V of our Bylaws, as amended through October 14, 2008 are incorporated by reference from our Form 8-K dated October 20, 2008.
4.4 (1)	Instruments defining the rights of holders of long-term debt securities of West and its subsidiaries have been omitted.
10.1	First Amendment to Credit Agreement, dated February 1, 2013, among West Pharmaceutical Services, Inc., certain of its subsidiaries, the several banks and other financial institutions party thereto, and PNC Bank, National Association, as administrative agent for the Lenders incorporated by reference from our Form 8-K filed on February 6, 2013.
10.2	Note Purchase Agreement, dated July 5, 2012, among the Company and the Purchasers named therein is incorporated by reference from our Form 8-K filed on July 10, 2012.
10.3	Credit Agreement, dated April 27, 2012, by and among West Pharmaceutical Services, Inc., our direct and indirect subsidiaries from time to time parties thereto, the several banks and other financial institutions from time to time parties thereto and PNC Bank, National Association, as administrative agent for the Lenders incorporated by reference from our Form 8-K filed on May 3, 2012.
10.4	Lease Agreement dated December 17, 2010, by and between us and 530 Regency Drive Associates, L.P., a Pennsylvania limited partnership, is incorporated by reference from our 8-K dated December 22, 2010.
10.5	Letter to 530 Regency Drive Associates, L.P. exercising purchase option.
10.6	Lease dated as of December 31, 1992 between Lion Associates, L.P. and us relating to the lease of our headquarters in Lionville, Pa. is incorporated by reference from our 1992 10-K report.
10.7	First Addendum to Lease dated as of May 22, 1995 between Lion Associates, L.P. and us is incorporated by reference from our 1995 10-K report.
10.8	Lease dated as of December 14, 1999 between White Deer Warehousing & Distribution Center, Inc. and us relating to the lease of our site in Montgomery, Pa. is incorporated by reference from our 2002 10-K report.
10.9 (2)	1999 Non-Qualified Stock Option Plan for Non-Employee Directors, effective as of April 27, 1999 (now terminated), is incorporated by reference from our 10-Q report for the quarter ended June 30, 1999.
10.10 (2)	Amendment No. 1 to 1999 Non-Qualified Stock Option Plan for Non-Employee Directors, effective October 30, 2001, is incorporated by reference from our 2001 10-K report.
10.11 (2)	Form of Second Amended and Restated Change-in-Control Agreement between us and certain of our executive officers dated as of March 25, 2000 is incorporated by reference from our 10-Q report for the quarter ended March 31, 2000.
10.12 (2)	Form of Amendment No. 1 to Second Amended and Restated Change-in-Control Agreement dated as of May 1, 2001 between us and certain of our executive officers is incorporated by reference from our 2001 10-K report.

Exhibit Number	Description
10.13 (2)	Form of Amendment No. 2 to Second Amended and Restated Change-in-Control Agreement between us and certain of our executive officers, dated as of various dates in December 2008, is incorporated by reference from our 2008 10-K report.
10.14 (2)	Schedule of agreements with executive officers is incorporated by reference from our 2008 10-K report.
10.15 (2)	Change-in-Control Agreement, dated as of January 21, 2011, between us and Jeffrey C. Hunt.
10.16 (2)	Non-Competition Agreement, dated as of October 5, 1994, between us and Steven A. Ellers, is incorporated by reference from our 2007 10-K report.
10.17 (2)	Employment Agreement, dated as of April 30, 2002, between us and Donald E. Morel, Jr. is incorporated by reference from our 10-Q report for the quarter ended September 30, 2002.
10.18 (2)	Amendment #1 to the Employment Agreement between us and Donald E. Morel, Jr., dated as of December 19, 2008, is incorporated by reference from our 2008 10-K report.
10.19 (2)	Non-Qualified Stock Option Agreement, dated as of April 30, 2002 between us and Donald E. Morel, Jr. is incorporated by reference from our 10-Q report for the quarter ended September 30, 2002.
10.20 (2)	Indemnification Agreement, dated as of January 5, 2009 between us and Donald E. Morel, Jr. is incorporated by reference from our Form 8-K dated January 6, 2009.
10.21 (2)	Supplemental Employees' Retirement Plan, as amended and restated effective January 1, 2008, is incorporated by reference from our 2008 10-K report.
10.22 (2)	Non-Qualified Deferred Compensation Plan for Designated Employees, as amended and restated effective January 1, 2008, is incorporated by reference from our 2008 10-K report.
10.23 (2)	Deferred Compensation Plan for Outside Directors, as amended and restated effective January 1, 2008, is incorporated by reference from our 2008 10-K report.
10.24 (2)	1998 Key Employee Incentive Compensation Plan, dated March 10, 1998 (now terminated) is incorporated by reference from our 1997 10-K report.
10.25 (2)	Amendment No. 1 to 1998 Key Employees Incentive Compensation Plan, effective October 30, 2001 is incorporated by reference from our 2001 10-K report.
10.26 (2)	West Pharmaceutical Services, Inc. 2011 Omnibus Incentive Compensation Plan is incorporated by reference from our Form 8-K filed on May 6, 2011.
10.27 (2)	2007 Omnibus Incentive Compensation Plan effective as of May 1, 2007, is incorporated by reference to Exhibit 99.1 of the Company's Form 8-K dated May 4, 2007.
10.28 (2)	2004 Stock-Based Compensation Plan (now terminated) is incorporated by reference from our Proxy Statement for the 2004 Annual Meeting of Shareholders.
10.29 (2)	Form of Director 2004 Non-Qualified Stock Option Award Agreement, issued pursuant to the 2004 Stock-Based Compensation Plan is incorporated by reference from our 10-Q report for the quarter ended September 30, 2004.
10.30 (2)	Form of Director 2004 Stock Unit Award Agreement, issued pursuant to the 2004 Stock-Based Compensation Plan is incorporated by reference from our 10-Q report for the quarter ended September 30, 2004.
10.31 (2)	Form of Director 2004 Non-Qualified Stock Option Agreement, issued pursuant to the 2004 Stock-Based Compensation Plan is incorporated by reference from our 10-Q report for the quarter ended September 30, 2004.
10.32 (2)	Form of Executive 2005 Non-Qualified Stock Option Award Notice is incorporated by reference from our 10-Q report for the quarter ended September 30, 2005.
10.33 (2)	Form of Director 2005 Non-Qualified Stock Option Award Notice is incorporated by reference from our 10-Q report for the quarter ended September 30, 2005.
10.34 (2)	Form of Director 2005 Stock Unit Share Award Notice is incorporated by reference from our 10-Q report for the quarter ended September 30, 2005.
10.35 (2)	Form of Executive 2006 Bonus and Incentive Share Award is incorporated by reference from our 10-Q report for the quarter ended March 31, 2006.

Exhibit Number	Description
10.36 (2)	Form of Executive 2006 Non-Qualified Stock Option Award is incorporated by reference from our 10-Q report for the quarter ended March 31, 2006.
10.37 (2)	Form of 2006 Performance-Vesting Restricted ("PVR") Share Award is incorporated by reference from our 10-Q report for the quarter ended March 31, 2006.
10.38 (2)	Form of Director 2006 Non-Qualified Stock Option Award Notice is incorporated by reference from our 10-Q report for the quarter ended June 30, 2006.
10.39 (2)	Form of Director 2006 Stock Unit Award Notice is incorporated by reference from our 10-Q report for the quarter ended June 30, 2006.
10.40 (2)	Form of 2007 Bonus and Incentive Share Award, issued pursuant to the 2004 Stock-Based Compensation Plan, is incorporated by reference from our 10-Q report for the quarter ended March 31, 2007.
10.41 (2)	Form of 2007 Non-Qualified Stock Option and Performance-Vesting Share Unit Award, issued pursuant to the 2004 Stock-Based Compensation Plan, is incorporated by reference from our 10-Q report for the quarter ended March 31, 2007.
10.42 (2)	Form of Director 2007 Deferred Stock Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan, is incorporated by reference from our 10-Q report for the quarter ended June 30, 2007.
10.43 (2)	Form of 2008 Bonus and Incentive Share Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan, is incorporated by reference from our 10-Q report for the quarter ended March 31, 2008.
10.44 (2)	Form of 2008 Non-Qualified Stock Option and Performance-Vesting Share Unit Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan, is incorporated by reference from our 10-Q report for the quarter ended March 31, 2008.
10.45 (2)	Form of Director 2008 Deferred Stock Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan, is incorporated by reference from our 2008 10-K report.
10.46 (2)	Form of 2009 Supplemental Long-Term Incentive Award, is incorporated by reference from our 10-Q report for the quarter ended September 30, 2009.
10.47	Credit Agreement, dated June 3, 2011, by and among us, certain of our subsidiaries, several banks and other financial institutions from time to time parties thereto (the "Lenders") and PNC Bank, National Association, as administrative agent for the Lenders.
10.48	Security Agreement, dated June 3, 2011, by and among us, the subsidiaries of the Company listed on the signature pages thereto and PNC Bank, National Association, as administrative agent, for the holders of the Obligations.
10.49	Credit Agreement, dated as of June 4, 2010, among us, certain of our subsidiaries, the lenders party thereto from time to time, PNC Bank, National Association, as Administrative Agent, Bank of America, N.A. and Wells Fargo Bank, National Association, as Syndication Agents, Citizens Bank of Pennsylvania, as Documentation Agent, and PNC Capital Markets, LLC, as Lead Arranger is incorporated by reference from our 8-K report dated June 10, 2010.
10.50	Multi-Currency Note Purchase and Private Shelf Agreement, dated as of February 27, 2006, among us and The Prudential Insurance Company of America, Prudential Retirement Insurance and Annuity Company, Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, American Skandia Life Assurance Corporation and Prudential Investment Management, Inc., is incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, dated March 3, 2006.
10.51 (3)	Agreement, effective as of January 1, 2005, between us and The Goodyear Tire & Rubber Company is incorporated by reference from our 10-Q report for the quarter ended June 30, 2005.
10.52 (3)	First Agreement to Amend to Agreement, effective as of July 1, 2008, between us and The Goodyear Tire & Rubber Company is incorporated by reference from our 10-Q report for the quarter ended March 31, 2009.
10.53 (3)	Supply Agreement, dated as of October 1, 2007, between us and Becton, Dickinson and Company is incorporated by reference from our 2007 10-K report.

Exhibit Number	Description
10.54	Distributorship Agreement, dated January 25, 2007, between Daikyo Seiko, Ltd. and us is incorporated by reference from our 2006 10-K report.
10.55 [3]	Amended and Restated Technology Exchange and Cross License Agreement, dated January 25, 2007, between us and Daikyo Seiko, Ltd. is incorporated by reference from our 2006 10-K report.
10.56 [3]	Global Supply Agreement by and between ExxonMobil Chemical Company and us, entered into on July 28, 2011, and effective from January 1, 2011 through December 31, 2013 is incorporated by reference from our Form 8-K report filed on July 1, 2011.
10.57 [2]	Amendment to Letter Agreement, dated as of May 1, 2003, between us and Robert S. Hargesheimer is incorporated by reference from our 2003 10-K report.
10.58 [2]	Amendment #2 to Letter Agreement, dated as of December 19, 2008, between us and Robert S. Hargesheimer, is incorporated by reference from our 2008 10-K report.
10.59 [2]	Letter Agreement dated as of March 30, 2006 between us and Donald E. Morel, Jr. is incorporated by reference from our 10-Q report for the quarter ended June 30, 2006.
10.60	Note Purchase Agreement, dated as of July 28, 2005, among us and each of the purchasers listed on Schedule A thereto, is incorporated by reference from our 8-K report dated August 3, 2005.
10.61	Indemnification agreements between us and each of our directors in the form of Exhibit 10.1 to our Form 8-K report dated January 6, 2009, which is incorporated by reference.
12.1	Computation of Ratio of Earnings to Fixed Charges.
21.	Subsidiaries of the Company.
23.	Consent of Independent Registered Public Accounting Firm.
24.	Powers of Attorney.
31.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1) We agree to furnish to the SEC, upon request, a copy of each instrument with respect to issuances of long-term debt of the Company and its subsidiaries.

(2) Management compensatory plan.

(3) Certain portions of this exhibit have been omitted pursuant to a confidential treatment request submitted to the SEC.

* Furnished, not filed.

Board of Directors

Mark A. Buthman
Chief Financial Officer
Kimberly-Clark
Director since 2011
Board committees: Audit and
Nominating and Corporate Governance

William F. Feehery, Ph.D.
Global Business Director
DuPont Photovoltaic Solutions
Director since 2012
Board committee:
Innovation and Technology

Thomas W. Hofmann
Retired Senior Vice President and
Chief Financial Officer, Sunoco, Inc.
Director since 2007
Board committees: Audit and
Nominating and Corporate Governance

L. Robert Johnson
Managing Partner
Founders Capital Partners
Director since 1989
Board committee: Innovation
and Technology

Paula A. Johnson, M.D., MPH
Chief, Division of Women's Health, and
Executive Director, Connors Center for
Women's Health and Gender Biology,
Brigham and Women's Hospital
Director since 2005
Board committee: Innovation
and Technology

Douglas A. Michels
President and Chief Executive Officer
OraSure Technologies, Inc.
Director since 2011
Board committee: Audit

Donald E. Morel, Jr., Ph.D.
Chairman and Chief Executive Officer
Director since 2002

John H. Weiland
President and Chief Operating Officer
C. R. Bard, Inc.
Director since 2007
Board committee: Compensation

Anthony Welters
Executive Vice President and
Member of the Office of the CEO
UnitedHealth Group Inc.
Director since 1997
Board committee: Compensation

Patrick J. Zenner
Retired President and Chief Executive
Officer, Hoffmann-La Roche Inc.
Director since 2002
Board committees: Compensation and
Nominating and Corporate Governance

Honorary Director

Masamichi Sudo
President, Daikyo Seiko, Ltd.

Independent Directors

The Board of Directors has designated directors who are independent of management as "Independent Directors." The Independent Directors' duties include annual evaluations of the Chief Executive Officer, his leadership succession plans and achievement of long-range strategic initiatives. The Board also has established the position of Chairman, Independent Directors, who is responsible for conferring with the Chief Executive Officer on board-related matters and for calling meetings of the Independent Directors, as appropriate. Thomas W. Hofmann is the Board's Chairman, Independent Directors.

Board Committees

Audit Committee
Mark A. Buthman, Chairman

Compensation Committee
John H. Weiland, Chairman

Innovation and Technology Committee
L. Robert Johnson, Chairman

Nominating and Corporate
Governance Committee
Thomas W. Hofmann, Chairman

Executive Officers

Michael A. Anderson
Vice President and
Treasurer

Warwick Bedwell
President, Pharmaceutical
Packaging Systems
Asia Pacific Region

William J. Federici
Vice President and
Chief Financial Officer

Karen Flynn
President,
Pharmaceutical
Packaging Systems
Americas Region

John R. Gailey III
Vice President,
General Counsel,
Secretary and
Compliance Officer

Jeffrey C. Hunt
President,
Pharmaceutical
Packaging Systems

Heino Lennartz
President,
Pharmaceutical
Packaging Systems
Europe Region

Richard D. Luzzi
Vice President,
Human Resources

Daniel Malone
Vice President and
Corporate Controller

Donald E. Morel, Jr., Ph.D.
Chairman and
Chief Executive Officer

John E. Paproski
President,
Pharmaceutical
Delivery Systems

A Global Business Focus


West Spectra™ Seals
West FluroTec® Barrier Film
West Analytical Services
West Ready Pack® System
West Prefillable Syringe Components

Customer Needs

- Delivery systems and system components that meet global regulatory, market and patient requirements
- Minimized supply-chain and regulatory risk relating to patient safety
- Global, multi-site sourcing for risk mitigation
- Extremely clean, high-quality packaging components and systems
- Reliable partners that can provide expert regulatory and technical guidance and support
- Prefillable delivery systems for convenience of administration and dosing accuracy
- Systems to satisfy safety and compliance requirements for self-administered drugs
- Ease of reconstituting, mixing and transferring drug products prior to administration
- A collaborative partner with capabilities to design, develop and manufacture complex devices
- Innovative, easy-to-use delivery systems that differentiate drug products and promote convenient, safe and accurate drug delivery

West Solutions

- Components, systems and devices to enhance the safety, compliance and convenience of drug administration
- Global facilities and continuing investment to support customers' supply-chain and risk-mitigation strategies
- Expertise in high-volume, high-quality manufacturing, including compression molding, injection molding, high-speed assembly, vision inspection and drug handling
- Extensive use of clean room technologies
- Expert knowledge of the interaction between drugs and their primary packaging and delivery systems
- An ability to understand end-user needs and to develop devices with thorough human-factors engineering
- Unsurpassed global technical support and an extensive history of helping customers succeed with their drug products
- Thorough knowledge of global and regional regulatory environments, with associated procedures and approvals
- Strong relationships with industry leaders in related fields to ensure a fully integrated offering, including user needs analysis, human factors, filling and assembly
- Drug Master Files that support customers' regulatory filings
- Laboratory testing that helps customers mitigate regulatory risks

FluroTec® technology is licensed from Daikyo Seiko, Ltd.


Daikyo Crystal Zenith®
Life-Cycle Solutions
Westar® Processing
West ConfiDose®
Auto-Injector
Platform Technology
Daikyo Crystal Zenith®
Prefillable Syringe System
MixJect®
Reconstitution System
Needle Safety
Systems

Market Drivers

- An aging population with an increasing number of patients with chronic illnesses
- Increasing requirements to factor patient needs and compliance into device design
- Increasing number of biologic drugs, with most requiring injectable delivery
- Growth of generic and biosimilar drugs
- Demand for extremely clean packaging and delivery systems that are safe and promote dosing accuracy
- Growing demand for access to advanced healthcare in emerging markets such as China and India
- Trend toward self-administration of drugs and the need for convenient, easy-to-use delivery systems
- Increasing needs for collaborative business models to achieve integrated delivery systems
- Active participation in generic drugs by multi-national pharmaceutical companies

Major Customers

Abbott Laboratories
AbbVie, Inc.
Abraxis Pharmaceuticals
Amgen Inc.
AstraZeneca
B. Braun
Baxter Healthcare Corporation
Bayer Schering Pharma
BD
Ben Venue
Biogen Idec Inc.
Bristol-Myers Squibb and Co.
Catalent
CSL Behring
Dr. Reddy's Laboratories Ltd.
DSM
Eli Lilly and Company
Genentech, Inc.
Gerresheimer
Gland Pharma
GlaxoSmithKline
HollisterStier
Hospira, Inc.
Janssen Biopharma
Johnson & Johnson
Medtronic, Inc.
Merck & Co., Inc.
Merck Serono
Novartis
Novo Nordisk A/S
Nuova Ompi
Pall Medical
Patheon
Pfizer Inc.
Roche
Sandoz
Sanofi
Schott Forma Vitrum
Strides Group
Teva Pharmaceuticals
Vetter Pharma
Watson

MixJect® is a registered trademark of Medimop Medical Projects Ltd., a subsidiary of West Pharmaceutical Services, Inc.

West Worldwide

West is a valuable partner providing products, services and technical expertise for pharmaceutical, biopharmaceutical and healthcare customers around the world.


United States Arizona 2, 3, 4
California 2
Florida 2, 3, 5
Indiana 3
Michigan 2, 3
Nebraska 3
New Jersey 2
North Carolina 3
Ohio 2
Pennsylvania 1, 2, 3, 4, 5, 6
Texas 5
Puerto Rico 3
Mexico Cuernavaca 3, 7
Mexico City 2, 7
Venezuela Caracas 2
Colombia Bogotá 2
Brazil São Paulo 2, 3
Argentina Buenos Aires 2

Investor Information

Stock Listing
NYSE symbol: WST

Shareholders of Record
As of December 31, 2012: 989

Average Daily Trading Volume 2012

First Quarter:	105,223 shares
Second Quarter:	192,156 shares
Third Quarter:	135,584 shares
Fourth Quarter:	124,355 shares

Global Headquarters
West Pharmaceutical Services, Inc.
530 Herman O. West Drive
Exton, PA 19341, U.S.A.
610-594-2900
www.westpharma.com

Annual Meeting
Tuesday, May 7, 2013, 9:30 a.m.
Exton, PA

Code of Business Conduct
Available at
http://investor.westpharma.com

Investor Relations Contact
Michael A. Anderson
Vice President and Treasurer
610-594-3345
Mike.Anderson@westpharma.com

Transfer Agent and Registrar
Broadridge Corporate Issuer Solutions
1717 Arch St., Suite 1300
Philadelphia, PA 19103
855-627-5084
shareholder@broadridge.com

Written Affirmation
On May 31, 2012, Donald E. Morel, Jr., Ph.D., West's Chief Executive Officer, submitted to the NYSE the Written Affirmation required by the rules of the NYSE certifying that he was not aware of any violations by the Company of NYSE Corporate Governance listing standards.


Denmark Horsens 2, 3
Roskilde 4
Ireland Dublin 2, 3
England Bodmin 4
St. Austell 2, 3
Germany Eschweiler 2, 3, 5
Stolberg 3
Serbia Kovin 2, 3
Israel Ra'anana 2, 5
Or Yehuda 5
India Hyderabad 2
China Shanghai 2
Qingpu 3
Japan Sano 2, 3, 5, 7
Tokyo 2, 7
Italy Milan 2
France Le Nouvion 3
Normandy 3
Paris 2
Spain Madrid 2
Singapore Jurong 2, 3
Australia Sydney 2
Site Functions
1 Global Headquarters
2 Sales
3 Manufacturing
4 Mold and Die Production
5 Research and Development
6 Analytical Laboratories
7 Unconsolidated, Affiliated Company

Section 302 Affirmation and 906 Certifications

The certifications of Dr. Morel and William J. Federici, West's Chief Financial Officer, made pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosures, have been filed as exhibits to West's 2012 Form 10-K.

Dividends

West Pharmaceutical Services has paid 169 consecutive quarterly common stock cash dividends since becoming a public company. Dividends are usually declared by the Board during the last month of each calendar quarter and, if approved, are paid on the first Wednesday of February, May, August and November to shareholders of record two weeks prior to the payment date.

Publications

To receive copies of press releases or quarterly and annual reports filed with the United States Securities and Exchange Commission, write to Investor Relations at global headquarters, call 888-594-3222, or send a message through West's website, westpharma.com.

Dividend Reinvestment Plan

The West Pharmaceutical Services Dividend Reinvestment Plan for all registered shareholders is a convenient and economical way for shareholders to increase their investment in West through the purchase of additional shares with dividends and voluntary cash payments. All brokerage commissions and costs of administering the plan are paid by West. For details of the plan and an enrollment form, please contact the Dividend Reinvestment Department of Broadridge Corporate Issuer Solutions (see Transfer Agent and Registrar).

Investor On-Line

http://investor.westpharma.com

Trademarks

All trademarks and registered trademarks used in this report are the property of West Pharmaceutical Services, Inc., in the United States and other jurisdictions, unless noted otherwise.


West
By your side
for a healthier world

West understands customers' challenges and helps with solutions every step of the way, with cutting-edge production technologies, an unmatched expertise in global regulatory compliance, and an ever-growing knowledge base of pharmaceutical drug product testing, development, packaging and delivery. Whether the customer wants an end-to-end solution or is focused on one piece of the process, West is by their side for a healthier world.

West Pharmaceutical Services, Inc.
530 Herman O. West Drive | Exton, PA 19341 | U.S.A.
610.594.2900
www.westpharma.com

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